7/30


08004123

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imagi International Holdings Limited

*CURRENT ADDRESS 23rd Floor, Eight Commercial Tower
8 Sun Yip Street
Chai Wan, Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35241

FISCAL YEAR

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 8/6/08

Documents Contained in Annex A

Your Receipt
Companies Registry
H.K.

05/02/1997	EE085123
CR No. :	- -
Sh. Form :	IVF
13	$18.00
CSH	$18.00

Registration No. EC22857



BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with the provisions of section 14 of *the Companies Act 1981* issue this Certificate of Incorporation and do certify that on the 17th day of January, 1997

BOTO INTERNATIONAL HOLDINGS LIMITED

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an exempted company.



Given under my hand and the Seal of the REGISTRAR OF COMPANIES this 24th day of January, 1997.

for Registrar of Companies

FORM NO. 1a



BERMUDA

THE COMPANIES ACT 1981

CONSENT

Pursuant to section 6 (1)

In exercise of the powers conferred upon him by section 6 (1) of the Companies Act 1981, the Minister of Finance hereby gives his consent to

BOTO INTERNATIONAL HOLDINGS LIMITED

to be registered as an exempted Company under the Companies Act 1981, subject to the provisions of the Act.

Dated this 16th day of January, 1997

Minister of Finance

RC2

E.L.

'E'

FORM NO. 5

Registration No. EC23857



BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF ASSOCIATION AND CONSENT GRANTED BY THE MINISTER

THIS IS TO CERTIFY that a Memorandum of Association
of

BOTO INTERNATIONAL HOLDINGS LIMITED

and the consent granted by the Minister under section 6(1) of *the Companies Act 1981* ("the Act") were delivered to the Registrar of Companies on the 17th day of January, 1997 in accordance with the provisions of section 14(2) of the Act.

Given under my hand this 24th
day of January, 1997.

for Registrar of Companies

Minimum Capital of the Company: HK$100,000.00

Authorised Capital of the Company: HK$100,000.00

"B"

FORM NO. 2



BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION OF

BOTO INTERNATIONAL HOLDINGS LIMITED

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Graham B. R. Collis	Clarendon House 2 Church Street Hamilton, Bermuda	Yes	British	One
Anthony D. Whaley	"	Yes	British	One
John C. R. Collis	"	Yes	British	One

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an exempted Company as defined by the Companies Act 1981.

4. The Company has power to hold land situated in Bermuda not exceeding in all, including the following parcels-

N/A

5. The authorised share capital of the Company is HK$100,000.00 divided into shares of HK$0.10 each. The minimum subscribed share capital of the Company is HK$100,000.00.

5. The objects for which the Company is formed and incorporated are -

1) to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

2) to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of the Company or that of any nominee, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated or carrying on business, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined;

3) as set out in paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to The Companies Act 1981.

7. Powers of the Company

1) the Company shall, pursuant to Section 42 of The Companies Act 1981, have the power to issue preference shares which are, at the option of the holder, liable to be redeemed;

2) the Company shall, pursuant to Section 42A of The Companies Act 1981, have the power to purchase its own shares;

3) the Company shall have the power to grant pensions, annuities, or other allowances, including allowances on death, to or for the benefit of any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support or aid in the establishment or support of any associations, institutions, clubs, schools, building and housing schemes, funds and trusts, and to make payments toward insurance or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, religious, social, public, general or useful object.

4) the Company shall not have the power set out in paragraph 8 of the First Schedule to The Companies Act 1981.

gned by each subscriber in the presence of at least one witness attesting the signature thereof -

....	B Hayward
....	B Hayward
....	B Hayward
(Subscribers)	(Witnesses)

BSCRIBED this Seventh day of January, 1997

"C"

THE COMPANIES ACT 1981

FIRST SCHEDULE

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum:

1. [Deleted]

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade makers, formulae, licences, inventions, processes, distinctive makers and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of those shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporation or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. ~~to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational and religious objects or for any exhibition or for any public, general or useful objects;~~

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or leasing agreement for a term not exceeding twenty-one years, being land *"bona fide"* required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or leasing agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchase or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organisation of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorised by this subsection and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercis e its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

Registration No. 22857



RECEIVED
2008 JUL 30 P 12:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



BERMUDA

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

I **HEREBY CERTIFY** that in accordance with section 10 of the Companies Act 1981 **BOTO INTERNATIONAL HOLDINGS LIMITED** by resolution and with the approval of the Registrar of Companies has changed its name and was registered as **IMI Global Holdings Limited** on the **13th** day of **November, 2002.**



Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **15th** day of **November, 2002.**

for Registrar of Companies

Registration No. 22857



BERMUDA

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of the Companies Act 1981 **IMI Global Holdings Limited** by resolution and with the approval of the Registrar of Companies has changed its name and was registered as **Imagi International Holdings Limited** on the **30th** day of **March, 2004.**

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **31st** day of **March, 2004**

for Registrar of Companies

CR 2004 | C 59

No. F8176
編號

RECEIVED
2008 JUL 30 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
公司條例

CERTIFICATE OF REGISTRATION OF CHANGE OF NAME OF OVERSEA COMPANY
海外公司更改名稱登記證明書

* * *

I hereby certify that
本人謹此證明

IMI Global Holdings Limited

which was incorporated in Bermuda
在 百慕大

and has been registered in Hong Kong under Part XI of the Companies
註冊成立，並根據香港公司條例第XI部在香港登記

Ordinance , has changed its corporate name and is now registered
後，經已更改名稱。上述公司現時的登記名稱

under the name of
為

Imagi International Holdings Limited
also known as:-
又名為：—
意馬國際控股有限公司

Issued by the undersigned on 14 April 2004.

本證明書於二〇〇四年四月十四日簽發。

MISS L POON
for *Registrar of Companies Hong Kong*
香港公司註冊處處長
（公司註冊主任 潘敏思 代行）


08803573


RECEIVED
2008 JUL 30 P 12:-3

BYE-LAWS

OF

IMAGI INTERNATIONAL HOLDINGS LIMITED

(Adopted at a Special General Meeting held on 12 February, 1997
and amended at an Annual General Meetings held on 6 August 2004 and 19 August 2005)

INDEX

I N D E X (continued)

INTERPRETATION

1. In these Bye-laws, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING
"Act"	the Companies Act 1981 of Bermuda.
"associate"	has the meaning ascribed to it under the Listing Rules.
"Auditor"	the auditor of the Company for the time being and may include any individual or partnership.
"Bye-laws"	these Bye-laws in their present form or as supplemented or amended or substituted from time to time.
"Board" or "Directors"	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.
"capital"	the share capital from time to time of the Company.
"clear days"	in relation to the period of notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
"clearing house"	a clearing house or authorized share depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.
"Company"	Imagi International Holdings Limited.
"competent regulatory authority"	a competent regulatory authority in the territory where the shares of the Company are listed or quoted on a stock exchange in such territory.
"debenture" and "debenture holder"	include debenture stock and debenture stockholder respectively.
"Designated Stock Exchange"	a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.
"dollars" and "$"	dollars, the legal currency of Hong Kong.
"electronic communication"	a communication sent by electronic transmission in any form through any medium.
"head office"	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time).
"Member"	a duly registered holder from time to time of the shares in the capital of the Company.
"month"	a calendar month.
"Notice"	written notice unless otherwise specifically stated and as further defined in these Bye-laws.
"Office"	the registered office of the Company for the time being.
"paid up"	paid up or credited as paid up.
"Register"	the principal register and where applicable, any branch register of Members of the Company to be kept pursuant to the provisions of the Act.
"Registration Office"	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.
"Seal"	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in Bermuda or in any place outside Bermuda.
"Secretary"	any person firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.
"Statutes"	the Act and every other act of the Legislature of Bermuda for the time being in force applying to or affecting the Company, its memorandum of association and/or these Bye-laws.
"year"	a calendar year.

2. In these Bye-laws, unless there be something within the subject or context inconsistent with such construction:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include both gender and the neuter;

(c) words importing persons include companies, associations and bodies of persons whether corporate or not;

(d) the words:

(i) "may" shall be construed as permissive;

(ii) "shall" or "will" shall be construed as imperative;

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the member's election comply with all applicable Statutes, rules and regulations;

(f) references to any act, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g) save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Bye-laws if not inconsistent with the subject in the context;

(h) a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) clear days' Notice, specifying (without prejudice to the power contained in these Bye-laws to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days' Notice has been given;

(i) a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than fourteen (14) days' Notice has been duly given;

(j) a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Bye-laws or the Statutes;

(k) references to a document being executed include references to it being executed under

hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(l) wherever any provision of these Bye-laws (except a provision for the appointment of a proxy) requires that a communication as between the Company, the Directors or its shareholders be effected in writing, the requirement may be satisfied by the communication being given in the form of an electronic record unless the person to whom the communication is given has signified refusal to communications being given to him in that form.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Bye-laws come into effect shall be divided into shares of a par value of $0.10 each.

(2) Subject to the Act, the Company's memorandum of association and, where applicable, the rules of any Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board upon such terms and subject to such conditions as it thinks fit.

(3) Neither the Company nor any of its subsidiaries shall directly or indirectly give financial assistance to a person who is acquiring or proposing to acquire shares in the Company for the purpose of that acquisition whether before or at the same time as the acquisition takes place or afterwards PROVIDED that nothing in this Bye-law shall prohibit transactions permitted by the Act.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with Section 45 of the Act:

(a) increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting";

(d) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred

rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e) change the currency denomination of its share capital;

(f) make provision for the issue and allotment of shares which do not carry any voting rights; and

(g) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Bye-law and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company's benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium expressly permitted by the Act, any share premium account or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Bye-laws, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Bye-laws with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

9. Subject to Sections 42 and 43 of the Act, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its memorandum of association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine.

VARIATION OF RIGHTS

10. Subject to the Act and without prejudice to Bye-law 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being

wound up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Bye-laws relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a) the necessary quorum (other than at an adjourned meeting) shall be two persons (or in the case of a Member being a corporation, its duly authorised representative) holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting of such holders, two holders present in person (or in the case of a Member being a corporation, its duly authorised representative) or by proxy (whatever the number of shares held by them) shall be a quorum;

(b) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c) any holder of shares of the class present in person or by proxy may demand a poll.

11. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12. (1) Subject to the Act, these Bye-laws, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(2) The Board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Bye-laws or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the

registered holder.

15. Subject to the Act and these Bye-laws, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16. Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any person.

17. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Bye-laws, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20. (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Bye-law. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Designated Stock Exchange may determine to be the maximum fee payable or such lesser sum as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided

always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed.

LIEN

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company's lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Bye-law.

23. Subject to these Bye-laws, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfillment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

24. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25. Subject to these Bye-laws and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days' Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

26. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

27. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments

due in respect thereof or other moneys due in respect thereof.

28. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Bye-laws; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

31. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Bye-laws shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money's worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month's Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

34. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days' Notice:

(a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b) stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that

effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-laws to forfeiture will include surrender.

37. Until cancelled in accordance with the requirements of the Act, a forfeited share shall be the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

38. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Bye-law any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

42. The provisions of these Bye-laws as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

43. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a) the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b) the date on which each person was entered in the Register; and

(c) the date on which any person ceased to be a Member.

(2) Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44. The Register and branch register of Members, as the case may be, shall be open to inspection between 10 a.m. and 12 noon on every business day by Members without charge or by any other person, upon a maximum payment of five Bermuda dollars, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of ten dollars at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45. Notwithstanding any other provision of these Bye-laws the Company or the Directors may fix any date as the record date for:

(a) determining the Members entitled to receive any dividend, distribution, allotment or issue and such record date may be on, or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made;

(b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

TRANSFER OF SHARES

46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Bye-law 46, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in

these Bye-laws shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

48. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four (4) joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

(3) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(4) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act.

49. Without limiting the generality of the last preceding Bye-law, the Board may decline to recognise any instrument of transfer unless:-

(a) a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is lodged at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d) if applicable, the instrument of transfer is duly and properly stamped.

50. If the Board refuses to register a transfer of any share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

51. The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange, or any means in such manner as may be accepted by the Designated Stock Exchange, to that effect be suspended at such times and for such periods (not

exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

52. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Bye-law will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53. Subject to Section 52 of the Act, any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Bye-laws relating to the transfer and registration of transfers of shares shall apply to such notice of transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice of transfer were a transfer signed by such Member.

54. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Bye-law 75(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

55. (1) Without prejudice to the rights of the Company under paragraph (2) of this Bye-law, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a) all cheques or warrants in respect of dividends of the shares in question, being not less than three iri total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Bye-laws of the Company have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c) the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers in accordance with the requirements of, the Designated Stock Exchange to be made of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months of such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (c) of this Bye-law and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Bye-law shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56. An annual general meeting of the Company shall be held in each year other than the year in which its statutory meeting is convened at such time (within a period of not more than fifteen (15) months after the holding of the last preceding annual general meeting unless a longer period would not infringe the rules of the Designated Stock Exchange, if any) and place as may be determined by the Board.

57. Each general meeting, other than an annual general meeting, shall be called a special general meeting. General meetings may be held in any part of the world as may be determined by the Board.

58. The Board may whenever it thinks fit call special general meetings, and Members holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require a special general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionists themselves may do so in accordance with the provisions of Section 74(3) of the Act.

NOTICE OF GENERAL MEETINGS

59. (1) An annual general meeting and any special general meeting at which the passing of a special resolution is to be considered shall be called by not less than twenty-one (21) clear days' Notice. All other special general meetings may be called by not less than fourteen (14) clear days' Notice but a general meeting may be called by shorter notice if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such

Members as, under the provisions of these Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

60. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61. (1) All business shall be deemed special that is transacted at a special general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. Two (2) Members entitled to vote and present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy shall form a quorum for all purposes.

62. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63. The president of the Company or the chairman shall preside as chairman at every general meeting. If at any meeting the president or the chairman, as the case may be, is not present within fifteen (15) minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

64. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place as the meeting shall determine, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days' notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is required under the Listing Rules or a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

67. Unless a poll is required under the Listing Rules or is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

68. If a poll is required under the Listing Rules or is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded or was required under the Listing Rules (as the case may be). There shall be no requirement for the chairman to disclose the voting figures on a poll.

69. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question or required under the Listing Rules shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

70. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the

poll, whichever is the earlier.

71. On a poll votes may be given either personally or by proxy.

72. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

73. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

74. Where there are joint holders of any share any one of such joint holder may, subject to Bye-law 76A, vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Bye-law be deemed joint holders thereof.

75. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may, subject to Bye-law 76A, vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Bye-law 53 to be registered as the holder of any shares may, subject to Bye-law 76A, vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

76. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

76A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

77. If:

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

79. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the fact.

80. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before

the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83. Anything which under these Bye-laws a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Bye-laws relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Bye-laws be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If permitted by the Act, a clearing house (or its nominee) if a corporation being a Member, may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. The person so authorised shall be deemed to have been duly authorised without further evidence of the facts and will be entitled to exercise the same power on behalf of the relevant clearing house as that clearing house (or its nominee(s)) could exercise if it were an individual shareholder of the Company..

(3) Any reference in these Bye-laws to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Bye-law.

WRITTEN RESOLUTIONS OF MEMBERS

85. (1) Subject to the Act, a resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Bye-laws, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

(2) Notwithstanding any provisions contained in these Bye-laws, a resolution in writing shall not be passed for the purpose of removing a Director before the expiration of his term of office under Bye-law 86(4) or for the purposes set out in Bye-law 154(3) relating to the removal and appointment of the Auditor.

BOARD OF DIRECTORS

86. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting

may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

(2) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, subject to authorisation by the Members in general meeting, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

(3) Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification and a Director or alternate Director (as the case may be) who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(4) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by ordinary resolution remove a Director at any time before the expiration of his period of office notwithstanding anything to the contrary in these Bye-laws or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement) provided that the Notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director fourteen (14) days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for his removal.

(5) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (4) above may be filled by the election or appointment by the Members at the meeting at which such Director is removed to hold office until the next appointment of Directors or until their successors are elected or appointed or, in the absence of such election or appointment such general meeting may authorise the Board to fill any vacancy in the number left unfilled.

(6) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

RETIREMENT OF DIRECTORS

87. (1) Subject to the manner of retirement by rotation of Directors as from time to time prescribed under the rules and regulations of the Designated Stock Exchange and notwithstanding any contractual or other terms on which any Director may be appointed or engaged, at each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. The Company at the general meeting at which a Director retires may fill the vacated office.

(2) A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he retires. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Any Director appointed pursuant to Bye-law 86(2) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation.

88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the Office or at the head

office a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected.

The minimum seven (7) days' period for lodgment of the Notice referred to in the preceding paragraph will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven (7) days prior to the date of such meeting. For the avoidance of doubt, this paragraph applies for the purposes of calculating the minimum seven (7) days' period, and it does not prevent the Company from accepting the notices referred to in the preceding paragraph earlier than the time when the notice of the meeting referred to in this paragraph is despatched (subject to and to such extent permitted by and in accordance with the Statutes, the Listing Rules and any applicable laws, rules and regulations).

DISQUALIFICATION OF DIRECTORS

89. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months, and his alternate Director, if any, shall not during such period have attended in his stead and the Board resolves that his office be vacated; or

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Bye-laws.

EXECUTIVE DIRECTORS

90. The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Bye-law shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

91. Notwithstanding Bye-laws 96, 97, 98 and 99, an executive director appointed to an office under Bye-law 90 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

92. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the person or body which appointed him and, subject thereto, the office of alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Bye-laws shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

93. An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

94. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

95. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Bye-laws which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS' FEES AND EXPENSES

96. The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from

day to day.

97. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

98. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Bye-law.

99. The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS' INTERESTS

100. A Director may:

(a) hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and, subject to the relevant provisions of the Act, upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Bye-law;

(b) act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c) continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Bye-laws the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

101. Subject to the Act and to these Bye-laws, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Bye-law 102 herein.

102. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Bye-law, a general Notice to the Board by a Director to the effect that:

(a) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Bye-law in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Directors approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest, but this prohibition shall not apply and a Director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(i) the giving to him or any of his associates of any guarantee, indemnity or security in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself or any of his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any proposal concerning any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which he or his associate(s) is/are beneficially interested in

shares of that company, provided that he and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(v) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including (a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which he or his associate(s) may benefit; or (b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to him, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of him, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

(vi) any contract or arrangement in which he or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(2) Where a company in which a Director and/or his associate(s) owns five (5) per cent or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction. A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) If any question arises at any meeting as to the materiality of an interest of a Director (other than the chairman of the meeting) or any of his associates or as to the entitlement of any Director (other than the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or any of his associates concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting or any of his associates and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the Directors (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman or any of his associates, so far as known to him, has not been fairly disclosed.

GENERAL POWERS OF THE DIRECTORS

104. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are

not by the Statutes or by these Bye-laws required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Bye-laws and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Bye-law shall not be limited or restricted by any special authority or power given to the Board by any other Bye-law.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Bye-laws it is hereby expressly declared that the Board shall have the following powers:

(a) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b) To give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c) To resolve that the Company be discontinued in Bermuda and continued in a named country or jurisdiction outside Bermuda subject to the provisions of the Act.

105. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

106. The Board may by power of attorney appoint under the Seal any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company's Seal.

107. The Board may entrust to and confer upon a managing director, joint managing

director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

108. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

109. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.

BORROWING POWERS

110. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

112. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

113. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

114. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

115. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

116. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone, electronic or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

117. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Bye-laws, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Bye-laws as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

118. The Board may elect a chairman and one or more deputy chairman of its meetings and determine the period for which they are respectively to hold such office. If no chairman or deputy chairman is elected, or if at any meeting neither the chairman nor any deputy chairman is present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

119. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

120. (1) The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any such committee, and charge such remuneration to the current

expenses of the Company.

121. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Bye-law.

122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.

123. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

MANAGERS

124. The Board may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

125. The appointment of such general manager, manager or managers may be for such period as the Board may decide, and the Board may confer upon him or them all or any of the powers of the Board as they may think fit.

126. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

OFFICERS

127. (1) The officers of the Company shall consist of a president and vice-president or chairman and deputy chairman, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Bye-laws.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a president and a vice-president or a chairman and a deputy chairman; and if more than one (1) Director is proposed for either of these offices, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

(4) Where the Company appoints and maintains a resident representative ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such Directors or general meetings of the Company.

128. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two (2) or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Bye-laws or as may be prescribed by the Board.

129. The president or the chairman, as the case may be, shall act as chairman at all meetings of the Members and of the Directors at which he is present. In his absence a chairman shall be appointed or elected by those present at the meeting.

130. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

131. A provision of the Act or of these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

132. (1) The Board shall cause to be kept in one or more books at its Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office.

(2) The Board shall within a period of fourteen (14) days from the occurrence of:

(a) any change among its Directors and Officers; or

(b) any change in the particulars contained in the Register of Directors and Officers,

cause to be entered on the Register of Directors and Officers the particulars of such change and of the date on which it occurred.

(3) The Register of Directors and Officers shall be open to inspection by members of the public without charge at the Office between 10:00 a.m. and 12:00 noon on every business day.

(4) In this Bye-law "Officer" has the meaning ascribed to it in Section 92A(7) of the Act.

MINUTES

133. (1) The Board shall cause Minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of officers;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2). Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office.

SEAL

134. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the words "Securities Seal" on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Bye-laws, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in the manner provided by this Bye-law shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Bye-laws reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

135. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate

record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

136. The Company shall be entitled to destroy the following documents at the following times:

(a) any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d) any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e) copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Bye-law shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Bye-law to the destruction of any document include references to its disposal in any manner.

DIVIDENDS AND OTHER PAYMENTS

137. Subject to the Act, the Company in general meeting may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board. The Company in general meeting may also make a distribution to the Members out of any contributed surplus (as ascertained in accordance with the Act).

138. No dividend shall be paid or distribution made out of contributed surplus if to do so would render the Company unable to pay its liabilities as they become due or the realisable value of its assets would thereby become less than the aggregate of its liabilities and its issued share capital and share premium accounts.

139. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Bye-law as paid up on the share; and

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

140. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

141. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

142. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

143. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

144. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

145. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or

territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

146. (1) Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b) that the shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) (a) The shares allotted pursuant to the provisions of paragraph (1) of this Bye-law shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Bye-law in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Bye-law shall rank for participation in such distribution, bonus or rights.

(b) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Bye-law, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Bye-law a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Bye-law shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or

distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Bye-law shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

147. Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

148. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Bye-law and subject to Section 40(2A) of the Act, a share premium account and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid. In carrying sums to reserve and in applying the same the Board shall comply with the provisions of the Act.

149. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Bye-law and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

150. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription-price in accordance with the

provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Bye-law) maintain in accordance with the provisions of this Bye-law a reserve (the "Subscription Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b) the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

    (i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

    (ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d) if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall

make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Bye-law shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Bye-law, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Bye-law as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Bye-law without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

151. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

152. The accounting records shall be kept at the Office or, subject to the Act, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

153. Subject to Section 88 of the Act and Bye-law 153A, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by the Statutes to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the annual general meeting and laid before the Company in annual general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction and the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial report derived from the Company's annual accounts and the Directors' report which shall be in the form and containing the information required by applicable laws and regulations and must be accompanied by an auditor's report and a notice informing the shareholder how to notify the Company of his election to receive the full set of the relevant financial

documents, provided that any person who is otherwise entitled to the annual financial statements of the Company and the Directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial report, a complete printed copy of the Company's annual financial statement and the Directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, subject to and in accordance with all applicable Statutes, rules and regulations, including, without limitation, the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction and the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

AUDIT

154. (1) Subject to Section 88 of the Act, at the annual general meeting or at a subsequent special general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2) Subject to Section 89 of the Act, a person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

155. Subject to Section 88 of the Act the accounts of the Company shall be audited at least once in every year.

156. The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

157. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and fix the remuneration of the Auditor so appointed..

158. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

159. The statement of income and expenditure and the balance sheet provided for by these Bye-laws shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The

Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than Bermuda. If the auditing standards of a country or jurisdiction other than Bermuda are used, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

NOTICES

160. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) whether or not to be given or issued under these Bye-laws from the Company to a Member shall be in writing (including, but not limited to, by cable, telex or facsimile transmission message or other form of electronic transmission or communication) and any such notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any notice or other document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) given or issued under these Bye-laws from the Company:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

162. (1) Any Notice or other document delivered or sent to any Member in such manner as provided in Bye-law 160 in pursuance of these Bye-laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member in such manner as provided in Bye-law 160 addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

163. For the purposes of these Bye-laws, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.

WINDING UP

164. (1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

165. If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but

so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

166. (1) The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

ALTERATION OF BYE-LAWS AND AMENDMENT TO MEMORANDUM OF ASSOCIATION AND NAME OF COMPANY

167. No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Directors and confirmed by a special resolution of the Members. A special resolution shall be required to alter the provisions of the memorandum of association or to change the name of the Company.

INFORMATION

168. No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Listed Company Information

IMAGI INT'L<00585> - Unusual price movement

The Stock Exchange has received a message from Imagi International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board (the "Board") of directors (the "Directors") of Imagi International Holdings Limited (the "Company") has noted significant decrease in the price of the shares (the "Shares") of the Company today and wish to state that the Board is not aware of any reasons for such movements.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price -sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the Board Comprises:
Executive Directors: Mr. Kao Cheung Chong, Michael; Mr. Kao Wai Ho, Francis; Mr. Douglas Esse Glen; Mr. Tse Chi Man, Terry and Mr. Thomas Knox Gray
Non-executive Director: Mr. Lam Pak Kin, Philip
Independent Non-executive Directors: Mr. Lai Chi Kin, Lawrence; Mr. Ng See Yuen and Mr. Oh Kok Chi

By order of the Board of
Imagi International Holdings Limited

Tse Chi Man, Terry
Executive Director

Hong Kong, 10 April 2007"


IMAGI
TURN IMAGINATION INTO REALITY

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code : 585)

NOTIFICATION OF BOARD MEETING

The Board is pleased to announce that a board meeting of the Company is scheduled on Monday, 9 July 2007 at 2:00 p.m. for the purpose of approving, *inter alia*, the final results of the Company and its subsidiaries for the year ended 31 March 2007.

By order of the Board of Directors of
Imagi International Holdings Limited
Hui Yuen Yam, Winnie
Company Secretary

Hong Kong, 26 June 2007

As at the date hereof, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen, Mr. Tse Chi Man, Terry and Mr. Thomas Knox Gray. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

23/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
Telephone: (852) 3103 0108 • Fax: (852) 3102 0112 • Website: www.imagi.com.hk

IMAGI


RECEIVED

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE FINANCIAL YEAR ENDED 31ST MARCH 2007

OPERATING RESULTS

The Board of Directors (the "Board") of Imagi International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the financial year ended 31st March 2007 together with the comparative figures for the corresponding year in 2006 as follows:

Consolidated Income Statement

	Notes	2007 *HK$'000*	2006 *HK$'000*
Continuing operation			
Turnover	3	243,485	479
Cost of sales		(331,815)	(6,538)
Gross loss		(88,330)	(6,059)
Other income	5	5,353	3,473
Distribution costs		(2,104)	(633)
Impairment loss recognised in respect of computer graphics ("CG") animation pictures		(8,144)	(19,394)
Administrative and other operating expenses		(40,613)	(47,476)
Finance costs		(4,507)	(1,419)
Loss before taxation	4	(138,345)	(71,508)
Income tax expense	6	(617)	(717)
Loss for the year from continuing operation		(138,962)	(72,225)
Discontinued operation			
Loss for the year from discontinued operation		–	(27)
Loss for the year		(138,962)	(72,252)
Attributable to:			
Equity holders of the Company		(138,923)	(72,214)
Minority interests		(39)	(38)
		(138,962)	(72,252)
Basic loss per share			
From continuing and discontinued operations	7	(HK$0.109)	(HK$0.061)
From continuing operation	7	(HK$0.109)	(HK$0.061)

Consolidated Balance Sheet

	Note	2007 HK$'000	2006 HK$'000
Non-current assets			
Property, plant and equipment		64,421	57,191
CG animation pictures		142,075	219,576
Goodwill		3,228	2,799
Interest in an associate		–	–
Available-for-sale investments		3,201	1,201
		212,925	280,767
Current assets			
Inventories		155	–
Trade and other receivables	8	26,968	6,882
Amount due from an associate		–	350
Tax recoverable		771	67
Bank balances and cash		367,584	105,156
		395,478	112,455
Current liabilities			
Other payables		38,186	12,358
Unearned revenue		110	3,976
Tax payable		670	862
Obligations under finance lease – due within one year		59	122
Bank borrowings – due within one year		–	50,000
		39,025	67,318
Net current assets		356,453	45,137
Total assets less current liabilities		569,378	325,904
Non-current liabilities			
Obligations under finance lease – due after one year		175	–
Bank borrowings – due after one year		–	94,463
Convertible notes		54,299	59,748
Deferred tax	6	363	–
		54,837	154,211
Net assets		514,541	171,693
Capital and reserves			
Share capital		144,113	122,035
Reserves		370,428	49,600
Equity attributable to equity holders of the Company		514,541	171,635
Minority interests		–	58
Total Equity		514,541	171,693

Notes:

1. **Basis of Preparation**
The consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standards ("HKAS(s)"), Hong Kong Financial Reporting Standards ("HKFRS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared on the historical cost convention except for the measurement of available-for-sale investments at fair value.

2. **Application of New and Revised HKFRSs**
In the current year, the Group has applied, for the first time, a number of new HKFRSs and amendments issued by the HKICPA, which are either effective for accounting periods beginning on or after 1st December 2005, 1st January 2006 or 1st March 2006. The adoption of the new HKFRSs and amendments had no material effect on how the results and financial positions for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial positions of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 23 (Revised)	Borrowing Costs[6]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[6]
HK(IFRIC)-Int 8	Scope of HKFRS 2[2]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[4]
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions[5]
HK(IFRIC)-Int 12	Service Concession Arrangements[7]

[1] Effective for annual periods beginning on or after 1st January 2007
[2] Effective for annual periods beginning on or after 1st May 2006
[3] Effective for annual periods beginning on or after 1st June 2006
[4] Effective for annual periods beginning on or after 1st November 2006
[5] Effective for annual periods beginning on or after 1st March 2007
[6] Effective for annual periods beginning on or after 1st January 2009
[7] Effective for annual periods beginning on or after 1st January 2008

3. **Turnover and Segment Information**
Turnover represents the amounts received and receivable for goods sold or services rendered by the Group during the year.

Business segments
During the year ended 31st March 2006, the Group was organised into two operating divisions which formed the basis on which the Group reported its primary segment information:

CG animation pictures division	– Production, licensing and sales of CG animation pictures
Management consultancy services division	– Provision of management consultancy services

Subsequent to 31st March 2006, the Directors resolved to cease the Group's management consultancy services operation. Accordingly, no business segment analysis is presented for the year ended 31st March 2007 as less than 10% of the Group's turnover and results were contributed by activities other than the production, licensing and sales of CG animation pictures.

Segment information about the two operating divisions for the year ended 31st March 2006 is presented below:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2006

	Continuing operation	Discontinued operation	
	CG animation pictures	Management consultancy services	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
TURNOVER			
External sales	479	6,167	6,646
RESULTS			
Segment results	(26,086)	(27)	(26,113)
Other income			3,473
Unallocated corporate expenses			(47,476)
Finance costs			(1,419)
Loss before taxation			(71,535)
Income tax expense			(717)
Loss for the year			(72,252)

Geographical segments
Analysis of the Group's turnover by geographical segments is as follows:

	Total turnover	
	2007	2006
	HK$'000	*HK$'000*
North America	124,364	-
Other than North America	119,121	6,646
	243,485	6,646

4. **Loss Before Taxation**

	2007	2006
	HK$'000	*HK$'000*
Continuing operation		
Loss before taxation has been arrived at after charging:		
Directors' emoluments	21,113	23,966
Other staff costs	92,203	67,101
Equity-settled share-based payments expenses other than Directors	19,953	15,410
Total staff costs	133,269	106,477
Less: amounts capitalised in CG animation pictures and inventories	(109,635)	(69,547)
	23,634	36,930
Depreciation of property, plant and equipment	16,729	13,518
Less: amounts capitalised in CG animation pictures and inventories	(15,354)	(12,341)
	1,375	1,177
Rentals in respect of premises under operating leases	8,399	5,934
Less: amounts capitalised in CG animation pictures and inventories	(7,653)	(5,049)
	746	885
Auditor's remuneration:		
Current year	1,100	938
Overprovision in previous year	-	(10)
Amortisation of CG animation pictures (included in cost of sales)	330,006	5,619
Loss on disposal of property, plant and equipment	218	221
Cost of inventories recognised as expenses	1,762	919
Net foreign exchange losses	423	123
and after crediting:		
Bank interest income	3,755	1,375

5. **Other Income**

Included in other income for the year ended 31st March 2007 is a tax refund of HK$1,590,000 (2006: HK$2,078,000) from Boto International Holdings Limited ("BIHL"). On 23rd August 2002, the Group disposed of its Christmas festive products and leisure furniture businesses to BIHL (the "Disposal"). Immediately subsequent to the Disposal, the Group acquired an equity interest in BIHL and thereafter BIHL became an associate of the Group. Pursuant to the relevant Disposal agreements, in the event that BIHL or any of the disposed subsidiaries receives any tax relief or refund of any tax paid which is attributable to the above disposed businesses and to any period prior to 23rd August 2002, BIHL or such respective subsidiary shall pay to the Group a sum equal to such tax relief or refund.

6. **Income Tax Expense**

	2007	2006
	HK$'000	*HK$'000*
The charge comprises:		
<u>Continuing operation</u>		
Hong Kong Profits Tax		
The Company and its subsidiaries		
– Current tax	4	-
– Overprovision in prior years relating to a tax settlement	-	(191)
– Other underprovision in prior years	-	3
	4	(188)
Other jurisdictions		
The Company and its subsidiaries		
– Current tax	676	1,164
– Overprovision in the prior year	(426)	(259)
	250	905
Deferred tax	363	-
Total	617	717

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profits for the current year.

No tax is payable on the result for the prior year arising in Hong Kong since there was no assessable profit for prior year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

7. **Loss Per Share**

From continuing and discontinued operations

The calculation of the basic loss per share is based on the loss attributable to equity holders of the Company for the year of HK$138,923,000 (2006: HK$72,214,000) and on the weighted average number of 1,279,316,192 (2006: 1,174,412,175) shares in issue during the year.

For the purpose of calculating basic loss per share for 2006, the weighted average number of ordinary shares has been adjusted for the effect of the share subdivision of the Company on 22nd September 2006.

No diluted loss per share for each of the years ended 31st March 2006 and 2007 are presented as the exercise of share options and the conversion of convertible notes would result in a decrease in loss per share.

From continuing operation

The calculation of the basic loss per share from continuing operation attributable to the equity holders of the Company is based on the following data:

Loss figures are calculated as follows:

	2007	2006
	HK$'000	*HK$'000*
Loss for the year attributable to equity holders of the Company	138,923	72,214
Less: Loss for the year from discontinued operation attributable to equity holders of the Company	–	(27)
Loss for the purpose of basic loss per share from continuing operation	138,923	72,187

The denominators used are the same as those detailed above for basic loss per share from continuing and discontinued operations.

From discontinued operation

For the year ended 31st March 2006, basic loss per share from the discontinued operation is insignificant, based on the loss for the year from the discontinued operation attributable to the equity holders of the Company of HK$27,000 and the denominators detailed above for basic loss per share from continuing and discontinued operations.

8. **Trade and Other Receivables**

The Group allows its trade customers a credit period in accordance with the terms specified in the contracts, normally ranging from 0 to 90 days.

The following is an aged analysis of trade receivables at the balance sheet date:

	2007	2006
	HK$'000	*HK$'000*
Total trade receivables		
– 0 to 30 days	6,647	–
– 31 to 60 days	1,207	–
– Over 60 days	11,661	39
Other receivables	7,453	6,843
Total	26,968	6,882

Trade and other receivables included HK$5,653,000 (2006: Nil) that are denominated in US$725,000 (2006: Nil) at the balance sheet date.

FINAL DIVIDEND

The Board does not recommend the payment of a dividend for the year ended 31st March 2007 (2006: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Financial

Over 98.9%, representing HK$240.7 million, of this year's turnover was contributed from the full completion and delivery of one CG animation film, namely *TMNT (stands for "Teenage Mutant Ninja Turtles")* and one 2D anime film, namely *The Highlander: The Search for Vengeance ("Highlander")*, to our distributors in the first quarter of 2007. As such, total turnover of the Group increased substantially to HK$243.5 million for the year ended 31st March 2007 representing an increase of over 36 times in comparison with HK$6.6 million for the year ended 31st March 2006.

Taking into effect film amortization, which was allocated by the percentage from the actual revenue over the projected revenue by the management, the costs of production for these two animation films were approximately HK$330.0 million. With the inclusion of amortization cost, the net loss attributable to the shareholders for the year ended 31st March 2007 was HK$138.9 million compared with a loss of HK$72.2 million last year.

The loss for the year reflects:

(1) the adoption of a prudent amortization policy, which takes a more conservative approach that includes a write-down of the vast majority of the films that entered distribution in 2007;

(2) expenses of HK$9.0 million recognized in relation to share options granted to employees by the Group as part of its incentive scheme; and

(3) an impairment loss on game projects of HK$8.1 million recognized in light of recent market conditions.

Visual effects and video game development are the two other lines of business with which the Group has been involved due to the similarity in certain skill sets, technologies and infrastructure requirements between CG films, visual effects and video games. The revenue derived from the visual effects division was around HK$1.8 million for the year ended 31st March 2007, showing an increase of around 260% compared with HK$0.5 million last year. The game development division has developed one new game which may be released to the market and start to generate revenue in the coming financial year.

Corporate

During the year, there were three corporate activities conducted by the Group:

1. On 22nd September 2006, the Company successfully completed the share subdivision, whereby both the issued and unissued shares of HK$0.50 each in the share capital of the Company was subdivided into 5 Subdivided Shares of HK$0.10 each. The Board believed the share subdivision could further enhance the trading liquidity of the Company's share in Hong Kong Stock Exchange and thereby would attract more investor interest and widen on the shareholders' base.

2. On 15th January 2007, Sunni International Limited (the "Vendor"), being the controlling shareholder of the Company, CLSA Limited (the "Placing Agent") and the Company entered into a placing agreement (the "Placing Agreement") pursuant to which the Placing Agent agreed to procure, as agent of the Vendor, purchasers for up to 125,000,000 shares of the Company (the "Placing Shares") at HK$3.50 (the "Placing Price") per Placing Share on a best-endeavour basis. The placing, in respect of the total of 125,000,000 Placing Shares, was completed on 18th January 2007. The total 125,000,000 Placing Shares were placed to not fewer than six placees, who were independent third parties and not connected persons (as defined under the Listing Rules) of the Group.

   On 15th January 2007, the Vendor also entered into a subscription agreement (the "Subscription Agreement") with the Company pursuant to which the Vendor had agreed to subscribe for, and the Company had agreed to allot and issue to the Vendor, the Subscription Shares (the number of which should be equivalent to the number of Placing Shares successfully placed by the Placing Agent pursuant to the Placing Agreement) at HK$3.50 (the "Subscription Price") per Subscription Share, which was the same as the Placing Price. This subscription was completed on 26th January 2007 and the net proceeds from the subscription amounted to HK$428.1 million which would be used to fund the development of new CG animation feature film projects and the expansion of studios in both Hong Kong and the U.S..

3. On 28th March 2007, one of our convertible note holders, Mr. Kao Cheung Chong, Michael ("Mr. Kao"), Chairman of the Company, exercised his right given under the convertible note to convert HK$10 million of the principal amount outstanding into 29,411,765 shares of HK$0.10 each in the capital of the Company at the conversion price of HK$0.34. After such conversion, Mr. Kao still effectively holds HK$10 million in principal amount of convertible notes.

PROSPECTS

Imagi's first CG-animated theatrically released feature film, *TMNT*, debuted at number one at the U.S. box office in its opening weekend in March 2007 and subsequently exceeded US$90 million in worldwide exhibition revenue. *TMNT* will be released on DVD in North America on 7th August 2007.

As *TMNT* opened, Imagi announced a significant expansion of the creative team at both the U.S. satellite and Hong Kong headquarters, spearheaded by the appointment of Ms. Cecil Kramer as Executive Vice President of Production. Among many other credits, Ms. Kramer served as an executive producer on *Wallace & Gromit: The Curse of the Were-Rabbit*, which won the 2005 Academy Award® for Best Animated Feature Film.

With the increase in capacity of the production pipelines on both sides of the Pacific, Imagi is now on track to deliver one theatrical release CG motion picture approximately every eight months, starting with the completion of *Gatchaman* in late 2008, and followed by *Astro Boy* in mid-2009.

To accommodate the increased story development requirements, Imagi's U.S. production crew will expand to over 100 staff by end of 2007.

Imagi's development group is headed by Mr. Paul Wang, Executive Vice President of Development. Mr. Wang's group evaluates and develops candidate properties for future productions. Among the projects in the development group is *TMNT 2,* along with other licensed and original properties appealing to Imagi's 8 to 18-year-old core audience.

In keeping with Imagi's focus on superhero-themed action movies, the next two motion pictures will be the aforementioned *Gatchaman* and *Astro Boy,* both proven properties that have gained a worldwide following. Budget of each film is approximately US$40 million.

Based on the successful Japanese anime franchise created by Mr. Tatsuo Yoshida (*Speed Racer*) in 1972, *Gatchaman* revolves around a team of five young superhero ninjas who are called upon to save the world from alien invaders. With over 200 TV episodes, *Gatchaman* has delighted fans around the world for more than 30 years. The property's popularity in the U.S. and Europe stems from dubbed versions of the TV series released as *Battle of the Planets* and *G-Force.*

Gatchaman is being directed by *TMNT's* Director, Mr. Kevin Munroe, and produced by Ms. Lynne Southerland. Mr. Robert Mark Kamen, a veteran screenwriter whose credits include *The Karate Kid* and its sequels, *The Fifth Element* and *The Transporter* movies, is writing the screenplay for *Gatchaman*.

Gatchaman will push the visual boundaries of CG animation through dynamic camerawork, special effects and action sequences. *Gatchaman* is targeted as a must-see film for teenagers and gamers.

Created by the "father of anime" Mr. Osamu Tezuka, *Astro Boy* originated as a manga in 1952. The animated series first aired in 1963 on Japanese and American TV – as well as around the world – to great acclaim and success. Its popularity grew when in the 1980s and 2003 two new *Astro Boy* television series were released. *Astro Boy* is one of the best known and most iconic characters in the world, and one of the top licensed properties for merchandising.

Astro Boy tells the timeless story of a young robot boy created by a brilliant scientist in the image of the son he has lost. *Astro Boy* embarks on a journey to find acceptance in the human world and to learn how to use his powers for good.

Directed by Mr. Colin Brady, *Astro Boy* is a story that will appeal to all ages, full of heart and exciting action. Ms. Maryann Garger is producing.

Media announcements about the talent signed, creative evolution, and other news pertaining to *Gatchaman* and *Astro Boy* will be regularly posted on our website.

Imagi has secured the services of the William Morris Agency, the largest and most diversified entertainment industry agency in the world. In concert with the William Morris Agency, Imagi is in negotiation with major studio partners for distribution of future movies. Discussions are also underway with potential licensees for games, toys, merchandising and other promotional partners.

Technologically, Imagi stays at the cutting edge of CG animation through development of proprietary software. Research and development continue to be essential elements in bringing innovative computer graphics to our movies.

LIQUIDITY AND FINANCIAL RESOURCES

The Group has built up a very solid liquidity position after the successful shares placement in January 2007 coupled with the revenue generated from the Company's films. The Group's cash deposits and bank balances as at 31st March 2007 amounted to approximately HK$367.6 million (2006: HK$105.2 million). All bank loans were repaid in March 2007 immediately after receiving the cash revenue generated from *TMNT* and *Highlander*. Backed by existing available banking facilities amounting to approximately HK$80 million, the Group will have sufficient financial resources to fund its operations and future expansion.

Furthermore, the Group has maintained a sound capital structure with a current ratio of 10.1 (2006: 1.7) and successfully trimmed down the gearing ratio, measured as total debts over total assets, from 56.3% for the year ended 31st March 2006 to 15.4% for the year ended 31st March 2007.

FOREIGN EXCHANGE EXPOSURE

Major portions the Group's transactions were predominately denominated in Hong Kong dollars, US dollars, Euros and Japanese Yen. No hedging or other instruments to minimize currency risks were adopted during the year. However, a close monitoring of political, economic, and business factors is conducted frequently and periodically, taking into consideration all of the Group's foreign exchange exposures, as well as our business plan with relevant countries exposed. The Group will adopt financial instruments including derivative available in the market to hedge against foreign currency risk when it is necessary.

PLEDGE OF ASSETS

At 31st March 2007, the Group did not pledge any of its assets.

CONTINGENT LIABILITIES

At 31st March 2007, no significant contingent liabilities were reported.

HUMAN RESOURCES

At 31st March 2007, the total workforce of the Group was about 400 full-time staff worldwide and, of which, around 350 are production staff and 50 are supporting staff. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with and remain competitive to the market of the respective countries where the Group has operations. Remuneration packages of Directors and senior management are reviewed and

approved by the Remuneration Committee formed by two Independent Non-Executive Directors and one Executive Director of the Company. In addition to the basic salary, incentives in the form of bonuses and share options may also be offered to eligible employees on the basis of individual performance and at the discretion of the Board.

The Group is committed to continually developing and deploying the potential of its staff to the fullest extent, by keeping them abreast with the latest technical, creative and business best practices. The Group's studio is well-equipped with in-house training facilities where structured training programs are regularly provided to staff in technical, creative and managerial disciplines. Besides internal training programs, the Group also provides customized training courses in collaboration with external training consultants and educational institutions. The Group believes that staff is its most valuable asset.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 15th August 2007 to 17th August 2007, both days inclusive, and during the period no transfer of shares will be effected.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31st March 2007.

AUDIT COMMITTEE

The Audit Committee meets regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, the effectiveness of the system of internal controls and compliance, and to make recommendations to the Board. The members of the Audit Committee are Mr. Oh Kok Chi (Chairman of the Committee), Mr. Lai Chi Kin, Lawrence and Mr. Ng See Yuen. The Group's final results for the year ended 31st March 2007 have been reviewed by the Audit Committee.

CORPORATE GOVERNANCE

The Company is committed to maintain good corporate governance standards and procedures to safeguard the interests of all shareholders and to enhance accountability and transparency. The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") during the financial year ended 31st March 2007 except the following deviation.

Under the Code Provision A.4.1, Non-Executive Directors should be appointed for a specific term, subject to re-election. During the year, none of the Non-Executive Director and the Independent Non-Executive Directors of the Company was appointed for any specific fixed term. In accordance with the Bye-laws, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Listing Rules as a code of conduct of the Company for Directors' securities transactions. Having made specific enquiry of all Directors, the Directors have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions throughout the year ended 31st March 2007.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.imagi.com.hk) and the Stock Exchange (www.hkex.com.hk). An annual report for the year ended 31st March 2007 containing all the information required by the Listing Rules will be dispatched to shareholders of the Company and available on the same websites in due course.

On behalf of the Board
Kao Wai Ho, Francis
Deputy Chairman,
Co-Chief Executive Officer &
Chief Creative Officer

Hong Kong, 9th July 2007

* *For identification only*

As at the date of this Announcement, the Board comprises:

Executive Directors:	Mr. Kao Cheung Chong, Michael *(Chairman)* Mr. Kao Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)* Mr. Douglas Esse Glen *(Co-Chief Executive Officer and Chief Production Officer)* Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)* Mr. Thomas Knox Gray
Non-Executive Director:	Mr. Lam Pak Kin, Philip
Independent Non-Executive Directors:	Mr. Lai Chi Kin, Lawrence Mr. Ng See Yuen Mr. Oh Kok Chi

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Imagi International Holdings Limited (the "**Company**", together with its subsidiaries, the "**Group**"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, REFRESHMENT OF THE 10 PER CENT LIMIT UNDER THE SHARE OPTION SCHEME

AND

RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

---

* *For identification purpose only*

20th July 2007

CONTENTS

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

Executive Directors:
Mr. Kao Cheung Chong, Michael *(Chairman)*
Mr. Kao Wai Ho, Francis
(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)
Mr. Douglas Esse Glen
(Co-Chief Executive Officer and Chief Production Officer)
Mr. Tse Chi Man, Terry
(President and Chief Financial Officer)
Mr. Thomas Knox Gray

Non-Executive Director:
Mr. Lam Pak Kin, Philip

Independent Non-Executive Directors:
Mr. Lai Chi Kin, Lawrence
Mr. Ng See Yuen
Mr. Oh Kok Chi

Registered office:
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Head office and principal place of business in Hong Kong:
23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan
Hong Kong

20th July 2007

To the shareholder(s) of the Company

Dear Sir/Madam,

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, REFRESHMENT OF THE 10 PER CENT LIMIT UNDER THE SHARE OPTION SCHEME AND RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

PROPOSED GENERAL MANDATE TO ISSUE NEW SHARES

At the annual general meeting of the Company held on 24th August 2006, a general mandate was given to the directors of the Company (the "**Directors**") to allot, issue and otherwise deal with ordinary shares of HK$0.10 each (after adjustment of share subdivision

on 22nd September 2006) in the capital of the Company (the "**Shares**"). Such mandate will lapse at the conclusion of the forthcoming annual general meeting (the "**2007 AGM**") to be held on Friday, 17th August 2007 at 10:00 a.m. at Board Room, Imagi International Holdings Limited, 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong.

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, approval is being sought from the shareholders of the Company (the "**Shareholders**") at the 2007 AGM to grant a general mandate unconditionally to the Directors to allot, issue and deal with new Shares up to a maximum of 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the proposed ordinary resolution therefor (the "**General Mandate**"). The obtaining of the General Mandate is in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The proposed resolution (the "**General Mandate Resolution**") is set out as ordinary resolution numbered I in the notice of the 2007 AGM (the "**2007 AGM Notice**"), the text of which is set out in Appendix II to this circular.

In respect of the General Mandate Resolution, the Directors state that they have no immediate plans to issue any new Shares.

PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

The Listing Rules permit companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") to repurchase their own securities on the Stock Exchange, subject to certain restrictions. At the annual general meeting of the Company held on 24th August 2006, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the 2007 AGM. Therefore, an ordinary resolution (as set out as ordinary resolution numbered II (the "**Repurchase Mandate Resolution**") in the 2007 AGM Notice) will be proposed to grant to the Directors an unconditional general mandate to, *inter alia*, repurchase up to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the Repurchase Mandate Resolution (the "**Repurchase Mandate**"). The Company is required, by the provisions of the Listing Rules regulating such securities repurchases, to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Mandate. Such explanatory statement is set out in Appendix I to this circular.

In respect of the Repurchase Mandate Resolution, the Directors state that they have no immediate plans to repurchase any existing Shares.

PROPOSED REFRESHMENT OF THE 10 PER CENT LIMIT UNDER THE SHARE OPTION SCHEME

The Company may grant options under the existing share option scheme of the Company (the "**Share Option Scheme**") adopted by the Company on 16th August 2002 (the "**Adoption Date**") to subscribe for up to 10 per cent of the issued share capital of the Company as at the Adoption Date. The Company has no other share option scheme other than the Share Option Scheme as at 17th July 2007, being the latest practicable date prior to the printing of this circular for inclusion of certain information herein (the "**Latest Practicable Date**").

Based on the total number of Shares in issue as at 24th August 2006 (being the date on which the 10 per cent limit imposed under the rules of the Share Option Scheme on the maximum number of Shares issuable upon the exercise of all options which may be granted under the Share Option Scheme and any other share option schemes of the Company on the adoption of the Share Option Scheme (the "**Scheme Mandate Limit**") was last refreshed), the maximum number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme is 25,041,550 shares, representing 10 per cent of the shares of the Company then in issue as at 24th August 2006 which was equivalent to 125,207,750 Shares after share subdivision effect.

As at the Latest Practicable Date, options (without taking into account the outstanding options carrying the rights to subscribe for up to a total of 24,500,000 Shares prior to 24th August 2006, being the date on which the Scheme Mandate Limit was last refreshed) carrying the rights to subscribe for up to a total of 125,205,000 Shares, representing approximately 10.00 per cent of the Shares in issue as at 24th August 2006 after share subdivision effect and 8.62 per cent of the Shares in issue as at the Latest Practicable Date, had been granted under the Share Option Scheme, out of which options for subscribing 3,480,000 Shares had been lapsed.

Unless the Scheme Mandate Limit is refreshed, only a limited number of options may be granted under the Share Option Scheme. To enable the Company to grant further options to eligible participants under the Share Option Scheme, it is proposed that, subject to the approval of the Shareholders at the 2007 AGM and such other requirements prescribed by the Listing Rules, the Scheme Mandate Limit be refreshed to 10 per cent of the number of Shares in issue as at the date of approval of such refreshed Scheme Mandate Limit (the "**Refreshed Limit**"). The proposed resolution is set out as Ordinary Resolution numbered IV in the 2007 AGM Notice.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time will not exceed 30 per cent of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if such grant will result in the 30 per cent limit being exceeded.

On the basis of 1,452,983,265 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company on or before the date of the 2007 AGM, the maximum number of Shares which may fall to be issued upon exercise of all options that may be granted by the Company under the Refreshed Limit would be 145,298,326 Shares.

Application will be made to the Stock Exchange for granting approval of the listing of, and permission to deal in, the new Shares, representing a maximum of 10 per cent of the Shares in issue as at the date of passing of the ordinary resolution for the Refreshed Limit, which may be issued upon exercise of options granted under the Refreshed Limit.

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with bye-law 87 of the bye-laws of the Company ("**the Bye-laws**"), the Directors retiring by rotation at the 2007 AGM are Mr. Kao Wai Ho, Francis, Mr. Lai Chi Kin, Lawrence and Mr. Oh Kok Chi. Each of Mr. Kao, Mr. Lai and Mr. Oh, being eligible, will offer himself for re-election at the 2007 AGM.

In accordance with bye-law 86(2) of the Bye-laws, each of Mr. Douglas Esse Glen and Mr. Thomas Knox Gray, who was appointed as Director by the board of Directors (the "Board") after the annual general meeting held on 24th August 2006, will also retire and, being eligible, will offer himself for re-election at the 2007 AGM.

Details of the aforementioned retiring Directors (namely, Mr. Kao, Mr. Lai, Mr. Oh, Mr. Glen and Mr. Gray), which are required to be disclosed by the Listing Rules, are set out in Appendix IV to this circular.

ANNUAL GENERAL MEETING

The 2007 AGM Notice is set out in Appendix II to this circular.

Your right to demand a poll on the resolutions proposed at the 2007 AGM is set out in Appendix III to this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the General Mandate, the Repurchase Mandate, the Refreshed Limit and the proposed re-election of Directors at the 2007 AGM are all in the interests of the Company and the Shareholders. Accordingly, the Directors recommend you to vote in favour of the ordinary resolutions to be proposed at the 2007 AGM.

Yours faithfully,
For and on behalf of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

This appendix contains particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to be proposed at the 2007 AGM in relation to the Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,452,983,265 Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased on or before the date of the 2007 AGM, the Company will be allowed to repurchase a maximum of 145,298,326 Shares during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws or any applicable law of Bermuda to be held or when revoked or varied by an ordinary resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Company to repurchase its securities on the Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate must be funded out of funds legally available for such purpose in accordance with the Bye-laws and the applicable laws of Bermuda.

The Directors have no present intention to repurchase any securities of the Company and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders and in circumstances where they consider that the securities of the Company can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st March 2007, being the date to which the latest published audited financial statements of the Company were made up, there would be a material adverse impact on the working capital or gearing position of the Company if the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICE

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the last 12 months:

Month	Per Share Highest traded price	Lowest traded price
	HK$	*HK$*
2006		
July (Adjusted for the effect on share subdivision)	2.100	1.890
August (Adjusted for the effect on share subdivision)	1.996	1.786
September (Adjusted for the effect on share subdivision)	2.380	1.820
October	2.620	2.300
November	3.350	2.450
December	3.780	3.100
2007		
January	4.870	3.190
February	4.670	4.030
March	4.700	3.520
April	4.250	2.550
May	2.850	2.020
June	2.500	2.130
July (up to the Latest Practicable Date)	2.350	1.890

GENERAL

To the best of their knowledge, having made all reasonable enquiries, none of the Directors nor any of their associates currently intends to sell any Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of Hong Kong and Bermuda.

As at the Latest Practicable Date, no connected person (as defined in the Listing Rules) had notified the Company that he has a present intention to sell any Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

If as a result of a repurchase of securities, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "**Takeovers Code**"). Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code), depending on the level of increase of its or their shareholding in the Company, could obtain or consolidate control of the Company and

become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge of the Directors, the following Shareholders were interested in 5 per cent or more of the issued share capital of the Company as recorded in the register of interests in shares and short positions of the Company pursuant to section 336(l) of Part XV of the *Securities and Futures Ordinance* (Chapter 571 of the Laws of Hong Kong) (the "SFO"):

Name	Number of shares interested	Approximate % of issued share capital as at the Latest Practicable Date	Approximate % of issued share capital after the exercise in full of the Repurchase Mandate
HSBC International Trustee Limited *(Note i)*	674,092,245(L)	46.39	51.55
Kao Cheung Chong, Michael *(Note ii)*	669,354,039(L)	46.07	51.19
Kao Wai Ho, Francis *(Note iii)*	626,818,490(L)	43.14	47.93
China Link Holding Limited *(Note i)*	597,816,490(L)	41.14	45.72
Happy Nation Limited *(Note i)*	597,816,490(L)	41.14	45.72
Sunni International Limited *(Note i)*	585,618,505(L)	40.30	44.78
Chu Jocelyn *(Note iv)*	362,272,824(L)	24.93	27.70
Hung Kam Biu, Kenneth *(Note iv)*	362,272,824(L)	24.93	27.70
Trophy Asset Management Limited *(Note iv)*	295,272,824(L)	20.32	22.58
Winnington Capital Limited *(Note iv)*	288,258,824(L)	19.84	22.04
Trophy Fund *(Note iv)*	267,126,471(L)	18.38	20.43
Goodyear Group Limited *(Note iv)*	141,176,471(L)	9.72	10.80
Citigroup Inc.	130,943,000(L)	9.01	10.01

Notes:

(i) Of these Shares, 12,197,985 Shares are beneficially owned by Happy Nation Limited, whose entire issued share capital is beneficially owned by China Link Holding Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trustee Limited (acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members (including, Mr. Kao Wai Ho, Francis, an Executive Director) are discretionary objects), 585,618,505 Shares are beneficially owned by Sunni International Limited, a company in which Happy Nation Limited has a 54.67 per cent interest, whilst the remaining Shares are beneficially owned by HSBC International Trustee Limited (acting as trustee for certain other discretionary trusts).

(ii) Of these Shares, 32,752,765 Shares are held by Mr. Kao Cheung Chong, Michael as personal interests, 29,411,764 Shares held by Mr. Kao Cheung Chong, Michael by way of convertible notes issued by the Company on 5th January 2006, 9,373,020 Shares are held by Kessuda Consultants Limited whose entire issued share capital is beneficially owned by Mr. Kao Cheung Chong, Michael, and the remaining Shares are held under his interests in Happy Nation Limited and Sunni International Limited as described in Note (i) above.

(iii) Of these Shares, 29,002,000 Shares are held by Mr. Kao Wai Ho, Francis as personal interests and the remaining Shares are held under his interests in Happy Nation Limited and Sunni International Limited as described in Note (i) above.

(iv) Of these Shares, 141,176,471 and 5,882,353 Shares are held by Goodyear Group Limited and Trophy Asset Management Limited respectively by way of convertible notes issued by the Company on 30th November 2005. Apart from the above, 148,214,000 Shares (including 15,250,000 Shares and 125,950,000 Shares held by Winnington Capital Limited and Trophy Fund respectively) and 67,000,000 Shares are held by Trophy Asset Management Limited and Mr. Hung Kam Biu, Kenneth respectively. Goodyear Group Limited is wholly owned by Trophy Fund, whose capital is 100 per cent held by Trophy Asset Management Limited, which in turn is wholly owned by Mr. Hung Kam Biu, Kenneth. Trophy Fund is managed by Winnington Capital Limited (delegated management by Trophy Asset Management) which is 50 per cent owned by each of Mr. Hung Kam Biu, Kenneth and Ms. Chu Jocelyn.

Based on the shareholdings above and in the event that the Directors have exercised in full the Repurchase Mandate, then (if the current shareholdings remain unchanged), the shareholdings of each of HSBC International Trustee Limited, Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, China Link Holding Limited, Happy Nation Limited and Sunni International Limited would be increased by more than 2% from the lowest collective percentage holding of such persons, thus exceeding the 2% creeper under Rule 26.1(c) and (d), which would trigger their obligations to make a mandatory offer under the Takeovers Code. If the repurchase of securities under the Repurchase Mandate is beneficial to the development and/or survival of the Group, the Directors might have the intention to exercise the Repurchase Mandate to an extent that might give rise to the consequences which would arise under the Takeovers Code.

The Company has not repurchased (whether on the Stock Exchange or otherwise) any Shares in the six months preceding the Latest Practicable Date.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of Imagi International Holdings Limited (the "**Company**") will be held at Board Room, Imagi International Holdings Limited, 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Friday, 17th August 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors of the Company (the "**Directors**") and auditor of the Company for the year ended 31st March 2007;

2. To re-elect the retiring Directors and to authorise the board of the Directors (the "**Board**") to fix the Directors' remuneration and to fix the remuneration of any committees of Directors;

3. To re-appoint Deloitte Touche Tohmatsu as the auditor of the Company and to authorise the Board to fix its remuneration; and

4. As special business, to consider and, if thought fit, pass with or without modification the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

I. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company (the "**Shares**") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(b) the approval in paragraph (a) above shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as defined in paragraph (d) below);

(ii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants of any such scheme or arrangement of Shares or rights to acquire Shares; and

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company,

shall not exceed the aggregate of: (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"**Rights Issue**" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

II. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the aggregate amount of warrants to subscribe for or purchase Shares (or other relevant class of securities) which may be repurchased pursuant to such approval shall not exceed 10 per cent of the aggregate amount of the warrants (or other relevant class of securities) of the Company outstanding as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

III. "**THAT** conditional upon the passing of the ordinary resolutions numbered I and II above, the general mandate granted to the Directors pursuant to resolution numbered I above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution numbered II above, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of ordinary resolution numbered II above."

IV. "**THAT** subject to and conditional upon the Listing Committee of the Stock Exchange granting the approval for the listing of, and permission to deal in, any Shares which may fall to be issued pursuant to the exercise of any option under the existing share option scheme of the Company adopted on 16th August 2002 (the "**Share Option Scheme**") and subject further to and in accordance with all applicable laws and the Listing Rules, the Directors be and are hereby authorised to grant further options under the Share Option Scheme provided that the total number of Shares which may be issued upon exercise of options to be granted under the Share Option Scheme on or after the date of the passing of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer

20th July 2007

Principal place of business in Hong Kong:
23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his stead at the meeting and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's branch share registrar in Hong Kong, Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting on any adjourned meeting should you so wish.

3. The Register of Members of the Company will be closed from 15th August 2007 to 17th August 2007, both days inclusive, and during the period no transfer of shares will be effected. In order to qualify for attending and voting in the forthcoming 2007 annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch share registrar, Secretaries Limited (address as stated in Note 2 above) for registration not later than 4:30 p.m. on 14th August 2007.

4. A form of proxy for use at the meeting is enclosed herewith.

Bye-laws 66 to 71 of the Bye-laws set out the procedure by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.

A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than 30 days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

On a poll votes may be given either personally or by proxy.

Brief biographical details of the retiring Directors, their interests in the Shares, their relationship with other Directors, their positions with the Group, their other directorships held in listed public companies and other matters relating to the retiring Directors that need to be brought to the attention of the Shareholders are as follows:

Mr. KAO Wai Ho, Francis ("Mr. Kao"), aged 30, is the Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer of the Group. Mr. Kao is also the founder of the Group's Computer Graphic animation business. Joining the Board in 2002, Mr. Kao spearheads and oversees the management and business development of the Group. Mr. Kao is a graduate of California State University, Sacramento, holding a Bachelor of Science degree in Finance Management. Mr. Kao is the son of Mr. Kao Cheung Chong, Michael, the Chairman of the Group. Mr. Kao has not entered into any service agreement with the Company, but will be entitled to annual emoluments of HK$2,760,000 and a guaranteed year-end bonus equivalent to three month's salary for his service as Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer of the Group. In addition, share options may also be granted under the Share Option Scheme. The emoluments were mutually agreed upon between the Board and Mr. Kao with reference to his job responsibilities and experience. As at the Latest Practicable Date, Mr. Kao was interested in the Shares within the meaning of Part XV of the SFO, details of which are disclosed in the Explanatory Statement in Appendix I to this Circular on pages 8 to 9.

Mr. Douglas Esse GLEN ("Mr. Glen"), aged 60, is the Co-Chief Executive Officer and Chief Production Officer of the Group. Joining the Group in September 2006 and appointed as an Executive Director in October 2006, Mr. Glen is in charge of the Group's business development and investor relations. In addition, he jointly leads the strategic planning with Mr. Kao, Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer of the Group. Mr. Glen joined the Group following a successful career in the entertainment, technology and media industries, including the position of Senior Vice President and Chief Strategic Officer of Mattel, and holding key positions at Sega of America and LucasArts Entertainment. Mr. Glen received his undergraduate education at the Massachusetts Institute of Technology, U.S.. Mr. Glen has entered into a service agreement with the Company pursuant to which he is entitled to annual emoluments of US$350,000 per annum, a discretionary bonus of an amount to be determined by the Board based on, among other matters, his performance, a sign-up bonus of US$100,000 and the grant of options to subscribe for 12,000,000 Shares in the capital of the Company under the Share Option Scheme. Subject to the Bye-laws of the Company, the agreement has a fixed term ending 19th September 2008. The emoluments were mutually agreed upon between the Board and Mr. Glen with reference to the prevailing market conditions and the potentials which the Board believes Mr. Glen would bring to the Group. As at the Latest Practicable Date, Mr. Glen was beneficially interested in 400,000 Shares, representing approximately 0.03 per cent of the issued share capital of the Company, and share options granted to him under the Share Option Scheme, pursuant to which he is entitled to subscribe for 12,000,000 Shares.

Mr. Thomas Knox GRAY ("Mr. Gray"), aged 62, is the President and Chief Executive Officer of Imagi Services (USA) Limited. Joining the Group in 2004, Mr. Gray was appointed as an Executive Director in October 2006. He is responsible for developing the Group's worldwide business and operations in the U.S., Mr. Gray has had over 30 years of experience spanning production, marketing and distribution in the global motion picture industry, including top management positions with United Artists, Warner Bros., CIC (Paramount/Universal partnership) and Golden Harvest. Mr. Gray was the architect of the phenomenal *Teenage Mutant Ninja Turtles* film franchise. Released in the early 1990s, the *Turtles* trilogy earned over US$256 million domestically. The first film would hold the record for the highest-grossing independent movie for seven years. Mr. Gray was also involved in many Jackie Chan blockbusters, including *The Protector*. Mr. Gray has a Bachelor of Arts degree in History from the University of Arizona, Tucson, followed by postgraduate studies at the Thunderbird School of Global Management in Glendale, Arizona, U.S.. Mr. Gray has not been appointed for a fixed term in relation to his directorship with the Company. However, he entered into service agreement with Imagi Services (USA) Limited for a fixed term of three years commencing from 1st March 2006. Pursuant to the service agreement entered into between Mr. Gray and Imagi Services (USA) Limited, he is entitled to annual emoluments of US$300,000 and a sign-up bonus of HK$500,000. The emoluments were mutually agreed upon between the Group and Mr. Gray with reference to the prevailing market conditions and the contributions which Mr. Gray has made to the Group. As at the Latest Practicable Date, Mr. Gary was interested in options to subscribe for 5,000,000 Shares in the capital of the Company under the Share Option Scheme adopted by the Company.

Mr. LAI Chi Kin, Lawrence ("Mr. Lai"), aged 71, joined the Board in 2005. Mr. Lai is a fellow member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also an Independent Non-Executive Director of Matsunichi Communication Holdings Limited. Mr. Lai has an extensive background in accounting and auditing sectors. On 1st June 1994, Mr. Lai joined Treasure Path Company Limited (previously known as Boto Company Limited) as a senior executive. Treasure Path Company Limited became a subsidiary of the Company upon the reorganization of the Group for the purpose of the listing of the shares on the Stock Exchange on 10th March 1997. On 20th January 1997, Mr. Lai was appointed as the Deputy Chairman, Deputy Managing Director and Finance Director of the Company, and resigned from those positions on 8th February 2002. Mr. Lai is beneficially interested in 361,500 Shares of the Company within the meaning of Part XV of the SFO, representing 0.02 per cent of the Company's issued share capital as of the Latest Practicable Date. Mr. Lai has not entered into any service agreement with the Company, but will be entitled to annual emoluments of HK$240,000 for his respective services as an Independent Non-Executive Director. In addition, Mr. Lai is entitled to further emoluments of HK$40,000 per year for acting as an Audit Committee member. The emoluments were mutually agreed upon between the Board and Mr. Lai by reference to his job responsibilities and experience. In addition, share options may be granted to Mr. Lai under the Share Option Scheme subject to compliance with the Listing Rules. Save as disclosed above, Mr. Lai did not hold any directorship in any other listed public companies in the last three years and did not hold any other positions with the Company and its subsidiaries save that he is also a member of the Company's Audit Committee.

Mr. OH Kok Chi ("Mr. Oh"), aged 55, joined the Board in 1997 and is a Certified Public Accountant. Mr. Oh is also a Corporate Consultant and acts as a Director in various companies. He holds an Honours Bachelor's Degree in Accountancy and is a member of the Hong Kong Institute of Certified Public Accountants, the Chartered Institute of Management Accountants, the Institute of Chartered Accountants in England and Wales and the Association of Chartered Certified Accountants. He was a member of the eighth session of the Guangdong Committee of the People's Political Consultative Conference of the People's Republic of China. Mr. Oh does not have any interest in the Shares of the Company within the meaning of Part XV of the SFO. Mr. Oh has not entered into any service agreement with the Company, but will be entitled to annual emoluments of HK$240,000 for his respective services as an Independent Non-Executive Director. In addition, Mr. Oh is entitled to further emoluments of HK$40,000 per year for acting as an Audit Committee member. The emoluments were mutually agreed upon between the Board and Mr. Oh by reference to his job responsibilities and experience. In addition, share options may be granted to Mr. Oh under the Share Option Scheme subject to compliance with the Listing Rules. Save as disclosed above, Mr. Oh did not hold any directorship in any other listed public companies in the last three years and did not hold any other positions with the Company and its subsidiaries save that he is also a member of the Company's Audit Committee.

Save as disclosed above, Mr. Kao, Mr. Lai, Mr. Oh, Mr. Glen and Mr. Gray are not connected with any Directors, senior management or substantial or controlling shareholders of the Company, nor do they have any other interests in the Shares of the Company within the meaning of Part XV of the SFO. Save as their directorships in the Group and other positions disclosed above, they did not hold any directorship in any other listed public companies in the last three years and did not hold any other positions with the Company and its subsidiaries. Save as disclosed herein, the Board is not aware of any other matter relating to the re-election of the retiring Directors that needs to be brought to the attention of the Shareholders, nor is there any information in relation to Rule 13.51(2) of the Listing Rules that needs to be brought to the attention of the Shareholders.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of Imagi International Holdings Limited (the "**Company**") will be held at Board Room, Imagi International Holdings Limited, 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Friday, 17th August 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors of the Company (the "**Directors**") and auditor of the Company for the year ended 31st March 2007;

2. To re-elect the retiring Directors and to authorise the board of the Directors (the "**Board**") to fix the Directors' remuneration and to fix the remuneration of any committees of Directors;

3. To re-appoint Deloitte Touche Tohmatsu as the auditor of the Company and to authorise the Board to fix its remuneration; and

4. As special business, to consider and, if thought fit, pass with or without modification the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

I. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company (the "**Shares**") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

* *For identification purpose only*

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as defined in paragraph (d) below);

(ii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants of any such scheme or arrangement of Shares or rights to acquire Shares; and

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company,

shall not exceed the aggregate of: (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

II. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the aggregate amount of warrants to subscribe for or purchase Shares (or other relevant class of securities) which may be repurchased pursuant to such approval shall not exceed 10 per cent of the aggregate amount of the warrants (or other relevant class of securities) of the Company outstanding as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

III. "**THAT** conditional upon the passing of the ordinary resolutions numbered I and II above, the general mandate granted to the Directors pursuant to resolution numbered I above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution numbered II above, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of ordinary resolution numbered II above."

IV. "**THAT** subject to and conditional upon the Listing Committee of the Stock Exchange granting the approval for the listing of, and permission to deal in, any Shares which may fall to be issued pursuant to the exercise of any option under the existing share option scheme of the Company adopted on 16th August 2002 (the "**Share Option Scheme**") and subject further to and in accordance with all applicable laws and the Listing Rules, the Directors be and are hereby authorised to grant further options under the Share Option Scheme provided that the total number of Shares which may be issued upon exercise of options to be granted under the Share Option Scheme on or after the date of the passing of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

20th July 2007

Principal place of business in Hong Kong:
23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his stead at the meeting and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's branch share registrar in Hong Kong, Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting on any adjourned meeting should you so wish.

3. The Register of Members of the Company will be closed from 15th August 2007 to 17th August 2007, both days inclusive, and during the period no transfer of shares will be effected. In order to qualify for attending and voting in the forthcoming 2007 annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch share registrar, Secretaries Limited (address as stated in Note 2 above) for registration not later than 4:30 p.m. on 14th August 2007.

4. A form of proxy for use at the meeting is enclosed herewith.

As at the date of this announcement, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen, Mr. Tse Chi Man, Terry and Mr. Thomas Knox Gray. The Non-Executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-Executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

RECEIVED
2008 JUL 30 P 12: 49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

IMAGI ANNOUNCES STRATEGIC ALLIANCE FOR *GATCHAMAN* AND *ASTRO BOY* TOY DEVELOPMENT

(Hong Kong, August 1, 2007) – **Imagi International Holdings Limited** ("Imagi" / the "Group") (Stock Code: 585), today announced that it has established a strategic relationship with Wah Shing Toys Co., Ltd. ("Wah Shing") to develop and produce innovative toys based on the characters, vehicles, sets and props from the studio's next two CG-animated feature films, *Gatchaman* and *Astro Boy*.

Both companies are headquartered in the Chai Wan district of Hong Kong. Imagi's artists and animators are collaborating with toy designers and engineers from Wah Shing to develop toys that are more feature-rich and innovative than typical movie-related toys. "Usually, movie studios sign a license agreement, then leave the toy company to fend for itself," said Douglas Glen, Imagi's Co-CEO, and formerly a senior executive with Mattel Toys. "Imagi is taking a different approach, by pooling the creative juices of the filmmakers with those of the toy designers. The resulting toys will be truer to the movies and offer much more play value."

"This is a superior business model for all concerned," said Richard Ellert, Managing Director of Wah Shing. "We now have the lead time and creative horsepower to develop products that will far exceed consumer expectations."

The toys are scheduled to ship concurrently with the theatrical releases of the two CG-animated films in 2009.

Glen added, "Imagi and Wah Shing are in discussions with several major toy companies with respect to distribution and marketing of the toys, and we expect to make announcements in the near future."

~more~

Imagi's early 2009 feature film release, *Gatchaman*, originated in Japan in the early 1970s as a television series called *Science Ninja Team Gatchaman*. Aired in the U.S. as *Battle of the Planets* and *G-Force*, it soon became one of the top syndicated shows. Set in a future world grappling with environmental and technological issues, the story focuses on five reluctant heroes whose remarkable genetic code makes them Earth's only hope of defeating extra-terrestrial invaders.

Imagi's *Gatchaman* will be a big, effects-rich movie with some of the most ambitious action sequences ever seen in animation. Robert Mark Kamen (*The Fifth Element, The Karate Kid*) is the screenwriter and Kevin Munroe (*TMNT*) directs.

Astro Boy, slated for release later in 2009, also originated in Japan, and is one of the best known, most-loved action hero characters in the world. Originally created by "manga god" Osamu Tezuka in the early 1950s, *Astro Boy* has starred in more than 300 television episodes and several 2D features. When first aired in the U.S., the original black and white TV show quickly became a top syndicated children's programme. *Astro Boy* is the story of a half-human, half-robot youngster on a journey of self-discovery and redemption. It's a heartwarming family film in which kindness triumphs over cynicism and technology, and with no shortage of effects and action sequences. Michael Lachance (who conceived the stories for *Shark Tale* and the upcoming *Kung Fu Panda*) is the screenwriter and Colin Brady (*Toy Story 2, Everyone's Hero*) directs.

~end~

About Wah Shing

Wah Shing Toys Co., Ltd. (Wah Shing), established in 1976, is one of the world's largest toy manufacturers. Headquartered in Hong Kong and with operations in Hong Kong as well as in China's Guangdong Province, Wah Shing is a member of South China Industries Limited, which is listed on the Hong Kong Stock Exchange (413).

Richard Ellert, Managing Director of Wah Shing, is the chairman of the Asia Technical Advisory Board of the International Council of Toy Industries (ICTI) and a member of the Toy Manufacturers' Association of Hong Kong.

About Imagi

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Sam Tai
Wah Shing Toys Co. Ltd.
+852 3164 6299
samtai@wahshing.com

Contacts:



Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

Tim Cheung,

Highly Acclaimed Animator,

To Head Imagi's Hong Kong Animation Team

FOR IMMEDIATE RELASE

(Hong Kong, August 1, 2007) **Imagi International Holdings Limited** ("Imagi" / the "Group") (Stock Code: 585), today announced the appointment of Tim Cheung as Vice President, Animation. According to Deputy Chairman, Co-CEO and Chief Creative Officer Francis Kao, Cheung will oversee the animation for all of Imagi's CGI feature films, and will manage Imagi's 400+ Hong Kong-based animators

During his twelve years with DreamWorks, Mr. Cheung earned a reputation as one of the world's top CGI animators. Mr. Cheung has received many kudos for his contributions to the *Shrek* trilogy, where he was directing animator, supervising animator and head of character animation, respectively. He was also a senior animator on *Antz*, and wrote and directed two award-winning shorts, *Rolling Stone* (1995) and *Gabola the Great* (1997). "Many industry insiders consider Tim Cheung to be one of the most accomplished animators in the world," said Francis Kao. "Tim will be both an important individual contributor at Imagi, and a mentor for our entire animation crew."

~more~

Mr. Cheung's initial assignments at Imagi will be the films *Gatchaman* and *Astro Boy*, both of which will be released worldwide in 2009. "Imagi is doing the most innovative and exciting work in CGI animation today," according to Mr. Cheung. "The company is broadening the demographic appeal of animation by bringing in action hero themes and spectacular, high-energy effects sequences."

"Tim Cheung's arrival speaks volumes about Imagi's bright future, and more broadly of the coming of age of the entire Hong Kong CG entertainment industry," said Nicholas Yang, CEO of Hong Kong Cyberport.

Michael DiComo, Computer Graphics Supervisor of Industrial Light & Magic, adds: "Tim is one of the very best animators in the world. He has invented techniques that transform good animation into great animation. The CG animation art form is still in its infancy, and Tim is one of the handful of visionaries who is shaping its future."



Artwork from Imagi's "Teenage Mutant Ninja Turtles" CG animation movie

~end~


IMAGI
IMAGI ANIMATION STUDIOS

www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNOUNCEMENT
CHANGE OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces that Ms. Hui Yuen Yam, Winnie ("Ms. Hui"), the company secretary and the qualified accountant of the Company, has resigned from her positions due to the pursuit of her career opportunity with effect from the date of this announcement. Ms. Hui has confirmed that she has no disagreement with the Board.

The Board further announces the appointment of Mr. Tam Wing Kin ("Mr. Tam") as the company secretary and the qualified accountant of the Company with effect from the date of this announcement.

Mr. Tam, aged 42, joined the Company as Finance Director on 13th August 2007. He is also a member of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also a Certificate Public Accountant (Practising). Prior to joining the Company, he worked at one of the leading international accountancy firms and several listed companies in Hong Kong. He has over 18 years of experience in accounting field.

Save as disclosed above, there is no other matter relating to the above that requires the attention of shareholders and creditors of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to thank Ms. Hui for her contribution to the Company during her period of service and welcome Mr. Tam to join the Company.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer & Chief Creative Officer

As at the date of this announcement, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen, Mr. Tse Chi Man, Terry and Mr. Thomas Knox Gray. The Non-Executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-Executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

Hong Kong, 13th August 2007

* *For identification purpose only*




IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

IMAGI ANNOUNCES DISTRIBUTION AGREEMENT WITH WOWWEE FOR *GATCHAMAN* AND *ASTRO BOY* TOYS

Hong Kong (August 14, 2007) – Imagi Animation Studios (Imagi) today announced that it has established a strategic relationship with Wowwee Ltd. (Wowwee) to market and distribute toys based on the studio's next two CG-animated feature films, *Gatchaman* and *Astro Boy*. Under the agreement, Wowwee will be the exclusive distributor in global markets (excepting Japan and China) for toy lines developed by Imagi and its OEM partner, Wah Shing Toys, Ltd.

The *Gatchaman* and *Astro Boy* toy lines are expected to include action figures, vehicles, playsets, robotic figures, activity toys, and plush. Wowwee is providing some of its proprietary technology for advanced robotics and flying vehicles. In all cases, the designs and play patterns of the toys will closely replicate the look and story line of the films.

"All too often, film-licensed toys fail to live up to kids' expectations, because they fall so far short of what the kids see on the movie screen," said Douglas Glen, Imagi's Co-CEO. "But in the case of *Gatchaman* and *Astro Boy,* the filmmakers are working closely with the toy designers to make toys that are as innovative and feature-rich as the films themselves."

"We're combining the most advanced technology in the toy industry with creative ideas from two great animated action movies," said Eric Lau, Chief Operating Officer of Wowwee Ltd. "Our sophisticated toys will surprise and delight consumers with features and play depth they've never before enjoyed in film based products."

The toys are scheduled to ship concurrently with the theatrical releases of the two CG-animated films in 2009.

~more~

Imagi's early 2009 feature film release, *Gatchaman*, originated in Japan in the early 1970s as a television series called *Science Ninja Team Gatchaman*. Aired in the U.S. as *Battle of the Planets* and *G-Force*, it soon became one of the top syndicated shows. Set in a future world grappling with environmental and technological issues, the story focuses on five reluctant heroes whose remarkable genetic code makes them Earth's only hope of defeating extra-terrestrial invaders.

Imagi's *Gatchaman* will be a big, effects-rich movie with some of the most ambitious action sequences ever seen in animation. Robert Mark Kamen (*The Fifth Element, The Karate Kid*) is the screenwriter and Kevin Munroe (*TMNT*) directs.

Astro Boy, slated for release later in 2009, also originated in Japan, and is one of the best known, most-loved action hero characters in the world. Originally created by "manga god" Osamu Tezuka in the early 1950s, *Astro Boy* has starred in more than 300 television episodes and several 2D features. When first aired in the U.S., the original black and white TV show quickly became a top syndicated children's programme. *Astro Boy* is the story of a half-human, half-robot youngster on a journey of self-discovery and redemption. It's a heartwarming family film in which kindness triumphs over cynicism and technology, and with no shortage of effects and action sequences. Michael Lachance (who conceived the stories for , *Shark Tale* and the upcoming *Kung Fu Panda*) is the screenwriter and Colin Brady (*Toy Story 2, Everyone's Hero*) directs.

~end~

About Wowwee

Wowwee Ltd. is a privately-owned, Hong Kong based company with a worldwide sales and distribution network. The Company is the recognized leader in the manufacturing of innovative hi-tech consumer robotic and entertainment products. For more information and to see the latest Wowwee products please visit www.wowwee.com.

About Imagi

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Mr. Douglas Glen, Imagi's Co-CEO (right), and Mr. Eric Lau, Chief Operating Officer of Wowwee Ltd. (left) with a selection of Wowwee's developed toys.



Mr. Douglas Glen, Imagi's Co-CEO (right), Mr. Eric Lau, Chief Operating Officer of Wowwee Ltd. (middle) and Mr. Richard Ellert, Managing Director of Wah Shing Toy's Co. Ltd (left) are in a strategic alliance for Gatchman and Astro Boy toy development.



Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

For Wowwee Ltd.
Stacey Clement
360 Public Relations
+1- 617-585-5774
sclement@360publicrelations.com

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board announces that on 15 August 2007, Warner Bros. Pictures, Inc., The Weinstein Company LLC and the Company, entered into a preliminary distribution agreement in relation to *Gatchaman* and *Astro Boy*, two computer graphics movies to be produced by the Company.

Shareholders of the Company are therefore advised to exercise caution when trading in the shares of the Company.

The announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces on 15 August 2007, the Company entered into a preliminary distribution agreement with Warner Bros. Pictures, Inc., and The Weinstein Company LLC, both are independent third parties, in relation to *Gatchaman* and *Astro Boy*, two computer graphics movies to be produced by the Company. *Gatchaman* is expected to release in late first quarter of 2009 and *Astro Boy* in late third quarter of 2009.

Shareholders of the Company are therefore advised to exercise caution when trading in the shares of the Company.

By Order of the Board
Imagi International Holdings Limited
Douglas Esse Glen
Co-Chief Executive Officer
& Chief Production Officer

As at the date of this announcement, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen, Mr. Tse Chi Man, Terry and Mr. Thomas Knox Gray. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

Hong Kong, 15 August 2007

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard."


IMAGI
IMAGI ANIMATION STUDIOS

Imagi Announces New Appointment: Vincent Tam, Finance Director and Company Secretary

FOR IMMEDIATE RELASE

Hong Kong (August 15, 2007) – **Imagi International Holdings Limited** ("Imagi" / the "Group") (Stock Code: 585), today announced the appointment of Mr. Vincent Tam, Finance Director and Company Secretary. Mr. Tam is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. Vincent is also a Certified Public Accountant (Practicing).

Mr. Tam obtained his qualification as professional accountant at PricewaterhouseCoopers, and has over 18 years of experience in accounting and finance, holding key positions at various Hong Kong publicly listed companies.

Mr. Tam will be responsible for finance, accounting and company secretarial functions for Imagi. He will report to Imagi's President & Chief Financial Officer, Terry Tse. "I am delighted to join one of Hong Kong's rising stars in the digital entertainment industry," said Mr. Tam. "Imagi provides me an excellent opportunity to capitalize on my experience in multinational finance and operations."

"Imagi is on an exciting growth path," added Terry Tse. "Vincent brings the experience and financial acumen to manage the growth with discipline and wisdom."

~end~

About Imagi

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Mr. Vincent Tam



Contacts:

For IMAGI

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung / Richard Barton
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk
rbarton@gavinanderson.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

PILAR FLYNN JOINS IMAGI'S "ASTRO BOY" AS ASSOCIATE PRODUCER

Hong Kong (August 21, 2007) –Pilar Flynn has been named Associate Producer on **Imagi International Holdings Limited** ("Imagi" / the "Group") (Stock Code: 585)'s *Astro Boy,* it was announced today by Cecil Kramer, Executive VP of Production.

"We are thrilled to bring Pilar to Imagi," said Kramer. "Her solid experience in animation production, combined with finely honed creative skills, will contribute greatly to *Astro Boy."*

"Astro Boy has everything one could wish for in a superhero movie for audiences of all ages – a timeless and heartwarming story, amazing visuals and spectacular action," said Flynn. "I am honored to become a member of the *Astro Boy* team."

Pilar Flynn began her animation career at DreamWorks where she worked for eight years on the development and production of such films as *The Road to El Dorado, Sinbad: Legend of the Seven Seas, Spirit: Stallion of the Cimarron, Madagascar* and *Flushed Away.* She also coproduced DreamWorks' first CG-animated short, the multiple award-winning *First Flight.* Most recently Flynn served as associate producer of the animated feature film *Mean Margaret* for Starz Media [Named IDT previously].

Astro Boy, scheduled for release in late 2009, is a full CG-animated motion picture based on the adventures of one of the best known and most iconic characters in the world. Created by the "father of anime" Osamu Tezuka, *Astro Boy* originated as a manga in 1952. The animated television series first aired in 1963 in Japan and the U.S. to great acclaim and success. Its popularity grew when in the 1980s and 2003 two new *Astro Boy* television series attracted new generations of fans.

Astro Boy tells the story of a powerful robot boy created by a brilliant scientist in the image of the son he has lost. Astro Boy journeys to find acceptance in the human world, and ultimately finds true friendship as he uses his incredible powers to help others and save Metro City from destruction.

Colin Brady *(Toy Story 2, Everyone's Hero)* directs, and Maryann Garger *(Flushed Away)* is the producer.

~end~

Photo below is of Miss Pilar Flynn



About Imagi

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

IMAGI ANNOUNCES ENGAGEMENT OF FRANK GLADSTONE TO TEACH THE ART & SCIENCE OF ANIMATION

Hong Kong (August 28, 2007) – **Imagi International Holdings Limited** ("Imagi" / the "Group") (Stock Code: 585) today announced the appointment of Frank Gladstone to provide advanced training for Imagi's 400+ artists and animators. Under this mandate, Gladstone will teach university-level courses in film history, cinematography, storytelling and visual language. The classes will be offered on a quarterly basis, according to Imagi Deputy Chairman, Co-CEO and Chief Creative Officer, Francis Kao.

"Gladstone's appointment is part of Imagi's commitment to its animation staff to provide job-enriching training that goes beyond their day-to-day roles in modeling, lighting, compositing, etc.," said Kao. "Frank's lecture series provides wonderful insights into the thoughts of the directors, designers and writers who create great animated entertainment."

Gladstone has been working as a professional animator, producer, director, writer and teacher for more than thirty years. From 1973 to 1989, he managed his own Emmy Award-winning studio, Persistence of Vision, Inc., producing commercials and educational films, and has since worked for the feature animation divisions at Disney, Warner Bros., IDT/Starz Media and DreamWorks.

His feature film credits include the DreamWorks productions of *The Road To El Dorado, Spirit: Stallion Of The Cimarron, Sinbad: Legend Of The Seven Seas,* and *Shark Tale.* Prior to his tenure at DreamWorks, Gladstone was a producer at Warner Bros. Feature Animation and manager of training at Walt Disney Feature Animation, where he was instrumental at setting up Disney's Orlando and Paris studios. While at Disney, he worked on *Rescuers Down Under, Beauty And The Beast, Aladdin, The Lion King, Pocahantas* and *Mulan.*

Besides his studio credentials, Gladstone has taught animation, animation history and cinematic fundamentals at all studio and school levels. He has lectured and taught various animation and cinematography courses for Industrial Light & Magic, Disney

~more~

Animation, Imagi Animation Studios, the University of Southern California, the University of California at Los Angeles, Stanford University, DreamWorks Animation, Nickelodeon, the University of Miami, and Art Center College of Design, among many others. Gladstone has generated a wide range of courses, and helped train hundreds of people who now work in the animation industry.

Gladstone's most recent credit is on IDT Entertainment's 2006 feature, *Everyone's Hero.* Gladstone's other accolades include: DreamWorks Feature Animation 2005 Training Award, Action for Children's Television (ACT) Award, Nickelodeon's *The Adventures of Philip Molar, Private Tooth* and an Emmy Award for his American Film Institute sponsored short, *Froggie Went A' Courtin.'*

"Imagi is a very exciting place to be working today," said Gladstone. "Not only are they producing amazingly successful CG animated action films, they're doing it with a staff that appreciates both Western storytelling, as well as those beautifully choreographed visual sequences that Hong Kong is so famous for."

~end~


IMAGI
IMAGI ANIMATION STUDIOS
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Photo below is of Mr. Frank Gladstone





FOR IMMEDIATE RELEASE

IMAGI ANNOUNCES NEW APPOINTMENT: YAN CHEN, LEAD CG SUPERVISOR ON *ASTRO BOY*

Hong Kong (September 5, 2007) – Imagi Animation Studios (Imagi) today announced the appointment of Mr. Yan Chen as Lead CG Supervisor on full-length feature film, *Astro Boy*. Chen comes to Imagi with over ten years of experience at Hollywood studios including Disney and DreamWorks Animation, working on films like *Dinosaur, Treasure Planet, The Matrix, Reloaded, Shark Tale, and Everyone's Hero.*

Shanghai born, U.S. educated, and Hollywood trained, Chen epitomizes the mix of Eastern and Western sensibilities that has enabled Imagi to transform Asian anime properties into theatrical feature films for global audiences. "Yan's Asian roots and Hollywood work experience gives him precisely the tools he needs to make *Astro Boy* resonate with audiences around the world," said Douglas Glen, Imagi Co-CEO. "Yan understands how to tell Asian stories with Hollywood flair, and at the same time hold on to their Asian essence."

"Making a big CG animated feature version of *Astro Boy* is a dream come true for any animator," said Chen, "and all the more so for someone like me who grew up with both Tezuka (creator of *Astro Boy*) and Walt Disney."

~end~



www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Richard Barton
Gavin Anderson & Company
+852-2218-9988
rbarton@gavinanderson.com.hk



Yan Chen


IMAGI
IMAGI ANIMATION STUDIOS



FOR IMMEDIATE RELEASE

KEN TSUMURA TO OVERSEE PRODUCTION AT IMAGI HONG KONG

Hong Kong (October 9, 2007) – Imagi Animation Studios has appointed Ken Tsumura as Executive VP of Production, Hong Kong, it was announced by Francis Kao, Co-CEO & Chief Creative Officer.

In the newly created position, Tsumura will assume oversight of all production and studio operations at Imagi headquarters in Chai Wan (Hong Kong). He will report jointly to Kao and Douglas Glen, Co-CEO.

"Ken has an impressive track record as a producer and a strong creative background," stated Kao. "Imagi will benefit greatly from his experience and perspective as the studio continues its dynamic growth."

"I'm thrilled to be joining the Imagi family whose members include some of the most gifted artists and talented executives in our industry today," said Tsumura. "There's an incredible energy at this studio, which is at the leading edge of creativity and technology."

Most recently Senior VP, Production & Technology, at Canada's Mainframe Entertainment, Ken Tsumura's production credits include *Curious George* (executive producer), *Father of the Pride* (producer) and *Adam Sandler's Eight Crazy Nights* (executive producer).

During the past 22 years, Tsumura has worked on projects at such prominent companies as DreamWorks Animation, Walt Disney Animation, Universal Pictures, Columbia Pictures, Gracie Films and Electronic Arts.

Imagi Animation Studios is currently making *Gatchaman,* directed by Kevin Munroe *(TMNT),* and *Astro Boy,* directed by Colin Brady *(Toy Story 2, Everyone's Hero).*

Gatchaman, scheduled for release in early 2009, will feature some of the most ambitious action sequences ever seen in animation. Set in a future world grappling with environmental and technological issues, the story focuses on five reluctant heroes whose remarkable genetic code makes them Earth's only hope of defeating extra-terrestrial invaders.

Slated for release later in 2009, *Astro Boy* tells the story of a powerful robot boy created by a brilliant scientist in the image of the son he has lost. Our hero journeys to find acceptance in the human world, and ultimately discovers true friendship as he uses his incredible powers to help others and save Metro City from destruction.

Gatchaman and *Astro Boy* will be distributed worldwide by Warner Bros. Pictures and The Weinstein Company.

~end~

Photo below is of Mr. Ken Tsumura




IMAGI
IMAGI ANIMATION STUDIOS

www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

IMAGI ANNOUNCES NEW APPOINTMENT: ECHO CHEUNG, FINANCIAL CONTROLLER

Los Angeles (October 15, 2007) – Imagi Animation Studios has announced the appointment of Echo Cheung as Financial Controller, based at its Sherman Oaks (California) facility. Cheung will report jointly to Cecil Kramer, Executive VP of Production of Imagi USA, and to Vincent Tam, Finance Director and Company Secretary of Hong Kong-headquartered Imagi International Holdings Limited.

"Echo's multinational experience in finance and administration is an ideal match for Imagi's growing operations in the U.S., Hong Kong, and Japan," said Douglas Glen, Co-CEO of Imagi Animation Studios. "I am delighted to welcome Echo to our global studio at this important stage in our company's development."

Following on the success of its first theatrical feature film *TMNT,* Imagi Animation Studios is presently making two highly anticipated CG-animated superhero movies – *Gatchaman,* scheduled for release in early 2009, and *AstroBoy,* which is slated to open later in 2009 on theater screens around the world.

Cheung joins Imagi from Home Essentials (HK) Ltd. where she was Chief Financial Officer and Controller, overseeing corporate finance for group companies in Hong Kong, China, Dubai, Singapore, Spain and the U.S. Previously, she served in senior management roles directing financial operations at Cheung Kong Metal Fty. Ltd./Chit Hong Engineering Ltd. in Hong Kong and in the U.S. at RackSaver Inc./Verari Systems Inc., DZ Trading, Ltd. and H&C Headwear Inc. Fluent in English, Japanese and Chinese (Cantonese and Mandarin), Cheung began her career at Coopers & Lybrand.

~end~


IMAGI
IMAGI ANIMATION STUDIOS
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Richard Barton
Gavin Anderson & Company
+852-2218-9988
rbarton@gavinanderson.com.hk



Ms. Echo Cheung, Financial Controller of Imagi Animation Studios


IMAGI
IMAGI ANIMATION STUDIOS



FOR IMMEDIATE RELEASE

ROLAND KELTS CALLS *GATCHAMAN* AND *ASTROBOY* THE MOST HIGHLY ANTICIPATED AMONG CG FILM PROJECTS WITH ANIME ROOTS

Click on Imagi's website to learn why

Hong Kong (October 30, 2007) -- A new article by noted author and lecturer Roland Kelts will be posted exclusively on Imagi Animation Studios' website (www.imagi.com.hk) on October 30, 2007.

In this new essay, Kelts examines Imagi's next two upcoming movies -- *Gatchaman* and *Astro Boy* -- and places the studio at the crest of the current wave of Hollywood movies with Japanese pop culture roots.

Kelts' acclaimed book, *Japanamerica: How Japanese Pop Culture Has Invaded the U.S.*, explores the American experience and fascination with Japanese pop culture. The paperback edition—updated and with a new epilogue by the author—will be released on November 13.

Click on "What's New" on the Imagi website to read more about why Roland Kelts calls *Gatchaman* and *Astro Boy* "the most highly anticipated" of all projects, reflecting the rising convergence of American and Japanese cultures.

~end~

About Roland Kelts

Roland Kelts is the author of *Japanamerica*, the first book that directly addresses the American experience with the Japanese pop phenomenon. He is also a Lecturer at the University of Tokyo and a co-editor of the New York-based literary journal, *A Public Space*. His first novel, *Access*, will be published next year. His articles, essays and stories have been published in *Zoetrope, Playboy, Doubletake, Salon, The Village Voice, Newsday, Cosmopolitan, Vogue* and *The Japan Times*, among others. He has lectured at New York University, Rutgers University and Barnard College, and he is a graduate of Oberlin College and Columbia University. He currently divides his time between New York and Tokyo.


IMAGI
IMAGI ANIMATION STUDIOS
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

For IMAGI

Cindy Wu	Asia Ireton	Lydia Leung
Imagi Hong Kong	Imagi USA	Gavin Anderson & Company
+852-3103-8901	+1-818-986-3988	+852-2218-9960
cindywu@imagi.com.hk	asiaireton@imagius.com	lleung@gavinanderson.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

IMAGI ANIMATION STUDIOS ACQUIRES *FLUORESCENT BLACK*

Hong Kong (November 8, 2007) – Imagi Animation Studios has acquired all rights to *Fluorescent Black,* it was announced by Francis Kao, Deputy Chairman, Co-CEO & Chief Creative Officer.

The screenplay by up-and-coming sci-fi writer Matt Wilson will first be adapted into a graphic novel, to be illustrated by acclaimed artist Nathan Fox with text by Wilson. The graphic novel will be the cover feature of a special edition of *Heavy Metal* magazine to be distributed at Comic-Con International in San Diego, July 24-27, 2008, in addition to the publication's regular readership base.

"*Fluorescent Black* is a riveting futuristic biopunk story set in Singapore and the Malaysian peninsula," said Galen Walker, VP of Development, Imagi Animation Studios, and producer of *TMNT.* "We are very excited to develop this project as a graphic novel, and we believe it has the potential to become a huge cult phenomenon. If you are a dark sci-fi fan, *Fluorescent Black* will far exceed all your expectations."

Matt Wilson, who studied visual arts and filmmaking at the University of California at Santa Barbara, has written and directed several award-winning short films. An avid fan of the biopunk genre, which focuses on biotechnology and genetic engineering, Wilson describes his work as bearing his unique counterculture spin. In *Fluorescent Black,* he creates a near future world polarized by genetic technology.

Illustrator/storyteller Nathan Fox's art has appeared in *The New York Times, Interview, The New Yorker, Rolling Stone, Wired, ESPN Magazine, Print, Mother Jones, Spin, Mad Magazine, DC Comics* and many other publications. Renowned for his illustrations, comics, murals, skate decks and more, Fox's future projects span comics and narrative illustrations to gallery work.


IMAGI
IMAGI ANIMATION STUDIOS
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Michel Chau
Gavin Anderson & Company
+852-2218-9960
mchau@gavinanderson.com.hk

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNOUNCEMENT
RESIGNATION OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces that Mr. Thomas Knox Gray ("Mr. Gray"), an executive director of the Company, has resigned from his position due to the pursuit of his career opportunity with effect from the date of this announcement. Mr. Gray has confirmed to the Company that he has no disagreement with the Board.

Save as disclosed above, the Board confirms that there is no other matter relating to Mr. Gray's resignation that requires the attention of shareholders and creditors of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to thank Mr. Gray for his contribution to the Company during his tenure of office.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
& Chief Creative Officer

Hong Kong, 14 November 2007

As at the date of this announcement, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-Executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-Executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purpose only*

"Please also refer to the published version of this announcement in The Standard."

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

SUSPENSION OF TRADING

Imagi International Holdings Limited (the "Company") has applied for suspension of trading in shares of the Company on The Stock Exchange of Hong Kong Limited with effect from 9:30 a.m. on 29 November 2007 pending release of an announcement in relation to a proposed issue of zero coupon convertible notes.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
& Chief Creative Officer

Hong Kong, 28 November 2007

As at the date hereof, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

23/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
Telephone: (852) 3103 0108 • Fax: (852) 3102 0112 • Website: www.imagi.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

ASTRO BOY EXPERT FREDERIK SCHODT INTERVIEWED ON IMAGI WEBSITE

Hong Kong (November 28, 2007) – An exclusive interview with noted author Frederik L. Schodt will be posted today on the website of Imagi Animation Studios at www.imagi.com.hk.

Schodt is the author of seven books, many of which are about manga/anime and Japanese popular culture. His latest, *The Astro Boy Essays: Osamu Tezuka, Mighty Atom and the Manga/Anime Revolution,* has just been published by Stone Bridge Press.

Imagi Animation Studios is making the CG-animated theatrical feature film *Astro Boy* for worldwide release in 2009 by Warner Bros. Pictures and The Weinstein Company.

The upcoming motion picture *Astro Boy* tells the story of a powerful robot created by a brilliant scientist in the image of the son he has lost. Our hero journeys to find acceptance in the human world, and ultimately discovers true friendship as he uses his incredible powers to help others and save Metro City from destruction.

Astro Boy was created by the "god of manga", Japan's Osamu Tezuka, in the early 1950s. The animated TV series first aired in 1963 in Japan, finding great acclaim and success around the world. In the U.S., it quickly became a top syndicated children's show. The iconic character's fame grew in the 1980s and 2003 with two new Astro Boy TV series attracting new generations of fans.

~more~

In this exclusive interview, Schodt speaks about the meaning of the Astro Boy story, the essence of Astro Boy and the rising popularity of anime in the West, as well as his personal recollections of working as Tezuka's interpreter.

~end~


IMAGI
IMAGI ANIMATION STUDIOS

www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Michel Chau
Gavin Anderson & Company
+852-2218-9960
mchau@gavinanderson.com.hk

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") is pleased to announce that a board meeting of the Company will be held at the Board Room, 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Friday, 14 December 2007 at 2:00 p.m. for the purpose of approving the interim results of the Company and its subsidiaries for the six months ended 30 September 2007.

By Order of the Board
Imagi International Holdings Limited
Tam Wing Kin
Company Secretary

Hong Kong, 3 December 2007

As at the date hereof, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

23/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
Telephone: (852) 3103 0108 · Fax: (852) 3102 0112 · Website: www.imagi.com.hk


IMAGI
IMAGI ANIMATION STUDIOS

ERIN CORBETT JOINS IMAGI ANIMATION STUDIOS AS SENIOR VP OF MARKETING

For Immediate Distribution

Los Angeles (December 3, 2007) – Imagi Animation Studios has appointed Erin Corbett as Senior VP of Marketing, it was announced by Douglas Glen, Co-CEO.

In the newly created position, Corbett will oversee marketing strategy and operations, and will focus on working with Imagi's distribution partners to enhance worldwide advertising, sales promotion, licensing and tie-in programs.

Imagi Animation Studios' next two films are *Gatchaman* and *AstroBoy,* both of which will be distributed worldwide in 2009 by Warner Bros. Pictures and The Weinstein Company.

"In the past year, Imagi has recruited outstanding senior creative leadership in both Los Angeles and Hong Kong, with a mission to produce world-class entertainment for global audiences," commented Glen. "Erin Corbett's mission is to build a top-drawer, global marketing capability to complement our animated film production."

Corbett said: "I couldn't be more pleased to begin work on *Gatchaman* and *AstroBoy,* two films that have such a massive fan base, incredible built-in equity and legendary histories. This is a great time to be joining Imagi."

With over 16 years of diverse experience in marketing, advertising and promotions, Corbett spent eight years at Warner Bros. Pictures, where she became Senior VP, National Promotions, Feature Film Marketing. In that position, she led a string of award-winning marketing partnership successes, and worked on nearly 30 Warner Bros. titles annually. Corbett started her entertainment industry career in licensing and marketing at The Walt Disney Company.

Most recently, Corbett was VP, Brand Activation for Harrah's Entertainment in Las Vegas where she oversaw partnership marketing, promotions, live events, public relations and product development for Harrah's 40 properties.

~end~



IMAGI
IMAGI ANIMATION STUDIOS

www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Michel Chau
Gavin Anderson & Company
+852-2218-9910
mchau@gavinanderson.com.hk

Erin Corbett



IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 585)



PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE NOTES AND RESUMPTION OF TRADING

The Subscription Agreement

On 4 December 2007, the Company and the Subscribers entered into the Subscription Agreement pursuant to which the Company has agreed to issue, and the Subscribers have agreed to subscribe for, the Oxley Convertible Notes in an aggregate principal amount of HK$274,000,000. The Oxley Convertible Notes are convertible into Conversion Shares at the Conversion Price, which initially is equal to HK$1.768 per Conversion Share (subject to adjustments).

Completion of the Subscription Agreement is conditional upon the fulfillment of the conditions precedent set out in the paragraph headed "Conditions precedent of the Subscription Agreement" below.

The Winnington Subscription Agreement

On 4 December 2007, the Company and Winnington (a substantial Shareholder) also entered into the Winnington Subscription Agreement pursuant to which the Company has agreed to issue, and Winnington has agreed to subscribe for, the Winnington Convertible Notes in an aggregate principal amount of HK$132,000,000. The Winnington Convertible Notes are convertible into Conversion Shares at the Conversion Price, which initially is equal to HK$1.768 per Conversion Share (subject to adjustments). The entering into of the Winnington Subscription Agreement and the issue of the Winnington Convertible Notes will constitute connected transactions of the Company under Chapter 14A of the Listing Rules and will require approval of the Independent Shareholders by way of poll.

* *for identification purpose only*

Completion of the Winnington Subscription Agreement is conditional upon the fulfillment of the conditions precedent set out in the paragraph headed "Conditions precedent of the Winnington Subscription Agreement" below.

A special general meeting of the Company will be convened to approve the Winnington Subscription Agreement (and the transactions contemplated thereunder, including the issue of the Winnington Convertible Notes and the issue of the Conversion Shares thereby). Winnington and its associates as well as the Subscribers and their respective associates will abstain from voting on the relevant resolution(s) in respect of the Winnington Subscription Agreement as the Subscription Agreement and the Winnington Subscription Agreement are inter-conditional. A circular setting out, among other matters, details of the Winnington Subscription Agreement and the Winnington Convertible Notes, and incorporating the respective letters of advice from the independent board committee of the Company and the independent financial adviser to the independent board committee and Independent Shareholders, together with the notice of the special general meeting of the Company, will be sent to the Shareholders in accordance with the Listing Rules.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 29 November 2007 pending the release of this announcement. Application has been made by the Company for resumption of trading in the Shares with effect from 9:30 a.m. on 5 December 2007.

THE SUBSCRIPTION AGREEMENT

Date: 4 December 2007

Parties:

(a) Issuer: the Company; and

(b) Subscribers: Good Biz Invest Limited, managed by Oxley Capital Group; CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited, CQS Directional Opportunities Master Fund Limited and James M Sheridan Investment Trust. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, all of the Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons (within the meaning ascribed thereto in the Listing Rules) of the Company.

Issue Size

The aggregate principal amount of the Oxley Convertible Notes is HK$274,000,000 (in a denomination of HK$2,000,000 each or in such other denomination as may be agreed by Subscribers and the Company) as to:

(a) the principal amount of HK$180,000,000 to be subscribed by Good Biz Invest Limited and which will be convertible into approximately 101,809,955 Shares at the initial Conversion Price of HK$1.768 per Conversion Share;

(b) the principal amount of HK$40,000,000 to be subscribed by CQS Convertible and Quantitative Strategies Master Fund Limited and which will be convertible into approximately 22,624,435 Shares at the initial Conversion Price of HK$1.768 per Conversion Share;

(c) the principal amount of HK$22,000,000 to be subscribed by CQS Asia Master Fund Limited and which will be convertible into approximately 12,443,439 Shares at the initial Conversion Price of HK$1.768 per Conversion Share;

(d) the principal amount of HK$16,000,000 to be subscribed by CQS Directional Opportunities Master Fund Limited and which will be convertible into approximately 9,049,773 Shares at the initial Conversion Price of HK$1.768 per Conversion Share; and

(e) the principal amount of HK$16,000,000 to be subscribed by James M Sheridan Investment Trust and which will be convertible into approximately 9,049,773 Shares at the initial Conversion Price of HK$1.768 per Conversion Share.

Form and denomination

The Oxley Convertible Notes will be issued in registered form in the denomination of HK$2,000,000 each.

The Oxley Convertible Notes will be represented by a global certificate, which will be registered in the name of a nominee of, and will be deposited with a common depositary for, Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg.

Conditions precedent of the Subscription Agreement

Completion of the Subscription Agreement is conditional on:

(a) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which neither the Company nor Subscribers have any reasonable objection) the listing of, and permission to deal in, the Conversion Shares which may fall to be issued on conversion in full of the Oxley Convertible Notes;

(b) (if required) the Bermuda Monetary Authority having granted its consent to the issue of the Oxley Convertible Notes and the issue and allotment and free transferability of the Conversion Shares which may fall to be issued on conversion in full of the Oxley Convertible Notes;

(c) the Shareholders shall have approved at a general meeting the execution and performance of the Winnington Subscription Agreement and all transactions contemplated thereunder in compliance with the Listing Rules;

(d) the Company having delivered to the Subscribers (or their legal advisers on their behalves) an opinion from a firm of lawyers qualified to practice laws of Bermuda reasonably acceptable to the Subscribers confirming, among other matters, the legality, enforceability, and validity of the Subscription Agreement and the Oxley Convertible Notes and that the issue of the Oxley Convertible Notes and the issue and allotment of the Conversion Shares thereunder or otherwise pursuant to the terms and conditions of the Oxley Convertible Notes comply with the requirements of applicable Bermuda law, and such other matters as the Subscribers may reasonably consider to be relevant to the Subscription Agreement and the issue of the Oxley Convertible Notes and the issue and allotment of the Conversion Shares thereunder, which opinion shall be in such form and substance reasonably satisfactory to the Subscribers;

(e) each of the Agency Agreement and the Trust Deed having been executed by the Company and the parties thereto (in form and substance satisfactory to the Subscribers) and being in full force and effect; and

(f) the warranties given by the Company in the Subscription Agreement remaining true and accurate in all material respects and not misleading in any material respect as of the completion date of the Subscription Agreement by reference to the facts and circumstances subsisting thereat.

If the conditions precedent set out above have not been fulfilled (or, in the case of conditions (c), (d), (e) and (f), waived by the Subscribers in whole or in part) on or before 31 January 2008 (or such other date as may be agreed between the Company and the Subscribers), the Subscription Agreement will lapse and become null and void and the parties to the Subscription Agreement will be released from all obligations under the Subscription Agreement, save for liabilities for any antecedent breaches.

Completion

Completion of the Subscription Agreement will take place on the third Business Day after fulfillment or waiver (as the case may be) of the conditions precedent set out above.

THE WINNINGTON SUBSCRIPTION AGREEMENT

Date: 4 December 2007

Parties:

(a) Issuer: the Company; and

(b) Subscriber: Winnington Capital Limited, a licensed corporation under the SFO permitted to engage in type 4, type 5 and type 9 of the regulated activities (as defined in the SFO), is a substantial Shareholder (i.e., a connected person of the Company).

Issue Size

The aggregate principal amount of the Winnington Convertible Notes is HK$132,000,000 (in a denomination of HK$2,000,000 each or in such other denomination as may be agreed by Winnington and the Company).

Conditions precedent of the Winnington Subscription Agreement

Completion of the Winnington Subscription Agreement is conditional on:

(a) the passing by the Independent Shareholders (by way of poll) of ordinary resolution(s) at the special general meeting of the Company approving the Winnington Subscription Agreement (and the transactions contemplated thereunder, including the issue of the Winnington Convertible Notes and the issue of the Conversion Shares thereby) in accordance with the provisions of the Listing Rules;

(b) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which neither the Company nor Winnington has any reasonable objection) the listing of, and permission to deal in, the Conversion Shares which may fall to be issued on conversion in full of the Winnington Convertible Notes;

(c) (if required) the Bermuda Monetary Authority having granted its consent to the issue of the Winnington Convertible Notes and the issue and allotment and free transferability of the Conversion Shares which may fall to be issued on conversion in full of the Winnington Convertible Notes;

(d) the Company having delivered to Winnington (or its legal adviser on its behalf) an opinion from a firm of lawyers qualified to practice laws of Bermuda reasonably acceptable to Winnington confirming, among other matters, the legality, enforceability, and validity of the Winnington Subscription Agreement and the Winnington Convertible Notes and that the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder or otherwise pursuant to the terms and conditions of the Winnington Convertible Notes comply with the requirements of applicable Bermuda law, and such other matters as Winnington may reasonably consider to be relevant to the Winnington Subscription Agreement and the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder, which opinion shall be in such form and substance reasonably satisfactory to Winnington; and

(e) the warranties given by the Company in the Winnington Subscription Agreement remaining true and accurate in all material respects and not misleading in any material respect as of the completion date of Winnington Subscription Agreement by reference to the facts and circumstances subsisting thereat.

If the conditions precedent set out above have not been fulfilled (or, in the case of conditions (d) and (e), waived by the Winnington in whole or in part) on or before 31 January 2008 (or such other date as may be agreed between the Company and Winnington), the Winnington Subscription Agreement will lapse and become null and void and the parties to the Winnington Subscription Agreement will be released from all obligations under the Winnington Subscription Agreement, save for liabilities for any antecedent breaches.

Completion

Completion of the Winnington Subscription Agreement will take place on the third Business Day after fulfillment or waiver (as the case may be) of the conditions precedent set out above.

After negotiation between the Company and the Subscribers on one hand regarding the Oxley Convertible Notes and between the Company and Winnington on the other regarding the Winnington Convertible Notes, on an arm's length basis, the Winnington Subscription Agreement and the Subscription Agreement are inter-conditional on the grounds that the net proceeds raised from the issue of the Convertible Notes pursuant to both Winnington Subscription Agreement and the Subscription Agreement will be designated for the development of four full length feature computer graphics imagery animation movies by the Company – please refer to the paragraph headed "Use of proceeds" for further details; and that if the Winnington Subscription Agreement cannot complete on its terms, the development project will be affected. It is expected that completion of the Subscription Agreement will take place prior to, or on or about the same time as, that of the Winnington Subscription Agreement.

UNDERTAKINGS

The Company has agreed to procure each Controlling Shareholder to undertaken to the Subscribers (under the Subscription Agreement) and Winnington (under the Winnington Subscription Agreement) respectively that, for a period from the respective date of the Subscription Agreement and the Winnington Subscription Agreement up to the second anniversary of the respective issue date of the Oxley Convertible Notes and the Winnington Convertible Notes (as the case may be), neither Controlling Shareholders nor any person acting on his or its behalf will (except with the prior written approval of the Subscribers and Winnington (as the case may be)), among other things, offer, sell, contract to sell, pledge, encumber or otherwise dispose of any Shares or engage in other arrangements or transactions with similar economic effect on and subject to terms contained therein.

The Company has also agreed to undertake to the Subscribers (under the Subscription Agreement) and Winnington (under the Winnington Subscription Agreement) respectively that, for a period from the respective date of the Subscription Agreement and the Winnington Subscription Agreement up to a period of nine months after the respective issue date of the Oxley Convertible Notes and the Winnington Convertible Notes (as the case may be), it shall not and shall procure its subsidiaries or certain other persons acting on its or their behalves will (except with the prior written approval of the Subscribers and Winnington (as the case may be)), among other things, issue, offer, sell, contract to sell or otherwise dispose of any Shares or engage in other arrangements or transactions with similar economic effect on and subject to terms contained therein.

The Company has further agreed and undertaken with each of the Subscribers that it will, on or before the third Business Day after fulfillment or waiver (as the case may be) of the conditions precedent set out above, execute the Agency Agreement and the Trust Deed and procure the execution of the same by all the other parties thereto.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

The terms of the Convertible Notes were negotiated between the Company and the Subscribers on one hand regarding the Oxley Convertible Notes and between the Company and Winnington on the other regarding the Winnington Convertible Notes, on an arm's length basis and the principal terms of the Oxley Convertible Notes and the Winnington Convertible Notes are identical and are summarized below:

Interest

The Convertible Notes will not bear any interest.

Maturity Date

Unless previously converted or redeemed, and subject to and in accordance with the terms and conditions of the Convertible Notes, the Company will repay 100% of the principal amount outstanding under the Convertible Notes on the relevant Maturity Date.

Conversion provisions

Conversion rights of the Noteholder

The Noteholder will have the right to convert the whole or part of the principal amount of the Convertible Notes (in amounts of not less than a whole multiple of HK$2,000,000 on each conversion) into the Conversion Shares at the Conversion Price at any time during the period commencing from the ninetieth day from the issue date of the Convertible Notes and ending on the date which is the fifteenth day prior to the Maturity Date.

Conversion Price

The initial Conversion Price will be equal to HK$1.768 per Conversion Share, subject to such adjustment as may be made thereto, for example, in the event of the reorganization of the capital structure of the Company, dividend payment by the Company or further issue of securities, as set out in the Convertible Notes.

The initial Conversion Price of HK$1.768 per Conversion Share (i) represents a premium of approximately 25.39% over the closing price of HK$1.41 per Share as quoted on the Stock Exchange on 28 November 2007, being the last trading day immediately prior to the date of this announcement; (ii) represents a premium of approximately 26.65% over the average closing price of approximately HK$1.396 per Share as quoted on the Stock Exchange for the last 5 consecutive trading days up to and including 28 November 2007; and (iii) represents a premium of approximately 25% over the average closing price of approximately HK$1.414 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including 28 November 2007.

The initial Conversion Price of HK$1.768 per Share was arrived at after arm's length negotiation between the Company and the Subscribers on one hand regarding the Oxley Convertible Notes and Winnington on the other regarding the Winnington Convertible Notes.

Conversion Shares

Assuming that the Oxley Convertible Notes are converted in full at the initial Conversion Price of HK$1.768 per Conversion Share, a maximum of 154,977,375 Conversion Shares will fall to be issued, representing approximately 9.48% of the issued share capital of the Company as at the date of this announcement and approximately 8.32% of the issued share capital of the Company as enlarged by the issue and allotment of all the Conversion Shares falling to be issued under the Oxley Convertible Notes and the Winnington Convertible Notes on the assumption that no Shares will be issued after the date of this announcement by the Company other than upon the exercise of the conversion rights attached to the Convertible Notes.

Assuming that the Winnington Convertible Notes is converted in full at the initial Conversion Price of HK$1.768 per Share, a maximum of 74,660,633 Conversion Shares will fall to be issued, representing approximately 4.57% of the issued share capital of the Company as at the date of this announcement and approximately 4.01% of the issued share capital of the Company as enlarged by the issue and allotment of all the Conversion Shares falling to be issued under the Oxley Convertible Notes and the Winnington Convertible Notes on the assumption that no Shares will be issued after the date of this announcement by the Company other than upon the exercise of the conversion rights attached to the Convertible Notes.

The Conversion Shares will rank pari passu in all respects with the Shares in issue as at the date of conversion and will not be subject to any lock up or any restrictions on subsequent sale thereof.

Negative pledges

The Company has undertaken that, so long as any principal amount of the Convertible Notes remain outstanding or any amount is due under or in respect of any of the Convertible Notes, it will not, and will procure that none of its subsidiaries will, create or permit to subsist or arise any encumbrance upon the whole or any part of their respective present or future undertakings, assets or revenues to secure any Relevant Indebtedness (as defined in the Subscription Agreement and the Winnington Subscription Agreement) of the Company or any other subsidiary or to secure any guarantee of or indemnity in respect of any such Relevant Indebtedness unless, at the same time or prior thereto, the Company's obligations under the Convertible Notes are secured equally and rateably thereunder or have the benefit from a guarantee or indemnity in substantially identical terms thereto or, at the option of the Company by such other security, guarantee, indemnity or other arrangement as the Noteholder Agent (as defined in the Subscription Agreement and the Winnington Subscription Agreement) or the Noteholder in its absolute discretion shall deem to be not materially less beneficial to the Noteholder. **"Relevant Indebtedness"** means any future or present indebtedness in the form of or represented by debentures, loan stock, bonds, notes, bearer participation certificates, depository receipts, certificates of deposit or other similar securities or instruments or by bills of exchange drawn or accepted for the purpose of raising money.

Redemption before the Maturity Date

(i) Redemption upon delisting

The Noteholder will have the right, at such Noteholder's option, to require the Company to redeem all or some only of that Noteholder's Convertible Notes at the Redemption Amount (as defined immediately below) upon the Shares ceasing to be listed or admitted to trading on the Stock Exchange.

"Redemption Amount" means an amount equal to 100% of the principal amount of the Convertible Notes redeemed plus the applicable Redemption Premium.

"Redemption Premium" shall, with respect to HK$2,000,000 principal amount of the Note, be the amount of interest accrued on the amount of HK$2,000,000 at a rate of 10% per annum, compounded on an annual basis, rounded (if necessary) to the nearest Hong Kong cent. being normal commercial terms as discussed and agreed between the Company and the Noteholder.

(ii) Redemption upon change of control

The Noteholder will have the right, at such Noteholder's option, to require the Company to redeem all or some only of that Noteholder's Convertible Notes at 125% of the Redemption Amount upon the occurrence of a change of control, with respect to the Company, means that (a) when any person or persons, acting together, acquires Control of the Company if such person or persons does not or do not have, and would not be deemed to have, Control of the Company on the date of issue of the Convertible Notes; (b) the company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring Control over the Company or the successor entity; (c) one or more persons (other than any person referred to (a) above) acquires the legal or beneficial ownership of all or substantially all of the Company's issued share capital or (d) the Controlling Shareholders cease to be the controlling shareholders (as defined in the Listing Rules) of the Company.

"Control" means the acquisition or control by a party or parties acting in concert of more than 50 per cent. of the voting rights of the issued share capital of the Company or the right to appoint and/ or remove all or the majority of the members of the Board or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

(iii) Redemption at the option of Noteholder

Unless previously redeemed, converted or cancelled, the Noteholder will have the right, at such Noteholder's option, to require the Company to redeem all or some only of the Convertible Notes at the Redemption Amount at any time during the period commencing on thirtieth month from the date of issue of the Convertible Notes and ending on the date which is not later than sixty days prior to the Maturity Date.

Voting

The Noteholder will not be entitled to attend or vote at any meetings of the Company by reason only of it being a Noteholder.

Transferability

The Convertible Notes may be freely assigned and transferred provided that no assignment or transfer shall be made to a connected person (within the meaning ascribed thereto in the Listing Rules) of the Company without the prior approval of the Company and provided further that the principal amount to be assigned or transferred is at least HK$2,000,000 and in integral multiples of HK$2,000,000.

Dividend

In the event that the Company declares and makes any dividends to the Shareholders and for so long as any principal amount of the Convertible Notes remains outstanding (except where the Conversion Price has been adjusted in accordance with the terms and conditions of the Convertible Notes), the Noteholder shall be entitled to a sum in cash equivalent to such amount of dividends as if the outstanding principal amount of the Convertible Notes were converted in full on the record date for the entitlement of such dividends at the then prevailing Conversion Price. Such sum shall be paid by the Company to the Noteholder by way of cash payment at the same time when such dividends are paid to the Shareholders in the event that the Company has not made corresponding adjustment to the Conversion Price in accordance with the terms and conditions of the Convertible Notes. The Directors' are of the view that such payment shall be treated as expense.

Listing

No application will be made for a listing of, or permission to deal in, the Convertible Notes on the Stock Exchange or any other stock exchange. An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

GENERAL MANDATE AND SPECIFIC MANDATE

The Conversion Shares (up to an aggregate of 154,977,375 Shares based on the initial conversion price of HK$1.768 per Conversion Share) which may fall to be issued upon the exercise of the conversion rights under the Oxley Convertible Notes will be issued and allotted under the 2007 General Mandate (i.e., up to a maximum of 290,796,653 Shares). Prior to the entering into of the Subscription Agreement, the 2007 General Mandate remained unutilized.

The Company shall seek approval from the Independent Shareholders (by way of poll) for the issue and allotment of the Conversion Shares (up to an aggregate of 74,660,633 Shares based on the initial conversion price of HK$1.768 per Conversion Share) which may fall to be issued upon the exercise of the conversion rights under the Winnington Convertible Notes at the special general meeting of the Company to be convened for approving the Winnington Subscription Agreement (and the transactions contemplated thereunder, including the issue of the Winnington Convertible Notes and the issue of the Conversion Shares thereby).

CHANGES IN COMPOSITION OF THE BOARD

Under the Subscription Agreement, the Company has agreed that for so long as any of the Oxley Convertible Notes subscribed by Good Biz remains outstanding, Good Biz shall have the right to nominate one person to be appointed as a Director. In this connection, the Company has undertaken to procure the appointment of the nominee of Good Biz to be appointed as a Director with effect from the date of completion of the Subscription Agreement and any subsequent appointment of any person nominated by Good Biz as a Director.

Under the Subscription Agreement, the Company has agreed that for so long as any of the Oxley Convertible Notes subscribed by CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited and CQS Directional Opportunities Master Fund Limited (collectively, **"CQS Entities"**) remains outstanding, the CQS Entities shall have the joint right to nominate one person to be appointed as a Director. In this connection, the Company has undertaken to procure the appointment of the nominee

of the CQS Entities to be appointed as a Director with effect from the date of completion of the Subscription Agreement and any subsequent appointment of any person nominated by the CQS Entities as a Director.

The Company will issue an announcement in this connection upon the aforesaid appointment of new Directors becoming effective in compliance with the Listing Rules.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company immediately before and after the exercise of the conversion rights attached to the Oxley Convertible Notes and the Winnington Convertible Notes in full on the assumption that no Shares will be issued after the date of this announcement by the Company other than upon the exercise of the conversion rights attached to the Convertible Notes is as follows:

			Upon completion of the Oxley Convertible Notes and the Winnington Convertible Notes					
	Existing shareholding	Approximate percentage (%)	(assuming full conversion of the Oxley Convertible Notes only and no conversion on the Winnington Convertible Notes)	Approximate percentage (%)	(assuming full conversion of the Winnington Convertible Notes only and no conversion on the Oxley Convertible Notes)	Approximate percentage (%)	(assuming full conversion of the Oxley Convertible Notes and the Winnington Convertible Notes)	Approximate percentage (%)
Sunni International Limited *(Note 1)*	585,618,505	35.84	585,618,505	32.74	585,618,505	34.27	585,618,505	31.42
Kao Cheung Chong, Michael *(Note 1 and 2)*	42,125,785	2.58	42,125,785	2.35	42,125,785	2.47	42,125,785	2.26
Happy Nation Limited *(Note 1)*	12,197,985	0.75	12,197,985	0.68	12,197,985	0.71	12,197,985	0.65
Kao Wai Ho, Francis *(Note 1 and 2)*	62,535,764	3.83	62,535,764	3.50	62,535,764	3.66	62,535,764	3.36
Lam Pak Kin, Philip *(Note 2)*	2,034,000	0.12	2,034,000	0.11	2,034,000	0.12	2,034,000	0.11
Lai Chi Kin, Lawrence *(Note 2)*	361,500	0.02	361,500	0.02	361,500	0.02	361,500	0.02
Douglas Esse Glen *(Note 2)*	400,000	0.02	400,000	0.02	400,000	0.02	400,000	0.02
Hung Kam Biu, Kenneth *(Note 3)*	74,598,000	4.57	74,598,000	4.17	74,598,000	4.37	74,598,000	4.00
Trophy Asset Management Limited *(Note 3)*	7,186,000	0.44	7,186,000	0.40	7,186,000	0.42	7,186,000	0.39
Winnington Capital Limited *(Note 3)*	313,506,824	19.19	313,506,824	17.52	388,167,457	22.72	388,167,457	20.83
Subscribers	–	–	154,977,375	8.66	–	–	154,977,375	8.32
Good Biz Invest Limited, managed by Oxley Capital Group	–	–	101,809,955	5.69	–	–	101,809,955	5.46
CQS Convertible and Quantitative Strategies Master Fund Limited	–	–	22,624,435	1.26	–	–	22,624,435	1.21
CQS Asia Master Fund Limited	–	–	12,443,439	0.70	–	–	12,443,439	0.67
CQS Directional Opportunities Master Fund Limited	–	–	9,049,773	0.51	–	–	9,049,773	0.49
James M Sheridan Investment Trust	–	–	9,049,773	0.51	–	–	9,049,773	0.49
Subtotal	1,100,564,363	67.36	1,255,541,738	70.18	1,175,224,996	68.78	1,330,202,371	71.38
Public	533,389,490	32.64	533,389,490	29.82	533,389,490	31.22	533,389,490	28.62
TOTAL	1,633,953,853	100.00	1,788,931,228	100.00	1,708,614,486	100.00	1,863,591,861	100.00

Notes:

1. Sunni International Limited is 54.67% beneficially owned by Happy Nation Limited, whose entire issued share capital is in turn beneficially owned by China Link Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trust Limited (acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members (including, Mr. Kao Wai Ho, Francis) are discretionary objects.

2. Each of Mr. Kao Cheung Cheung, Michael, Mr. Kao Wai Ho, Francis, Mr. Lam Pak Kin, Philip, Mr. Lai Chi Kin, Lawrence, and Mr. Douglas Esse Glen is a Director of the Company.

3. To the best knowledge of the Directors, having made all reasonable enquiries, 277,710,471 shares out of Winnington's shareholdings are held by Trophy Fund, whose capital is managed by Trophy Asset Management Limited, which in turn is wholly owned by Mr. Hung Kam Biu, Kenneth. Trophy Fund is advised by Winnington Capital Limited (delegated management by Trophy Asset Management Limited) which is 50% owned by each of Mr. Hung Kam Biu, Kenneth and his wife, Ms. Chu Jocelyn.

REASONS FOR THE TRANSACTION

The Company is principally engaged in the production of computer graphics imagery animated motion pictures.

The Directors consider that given the current market sentiment in Hong Kong, the timing of the issue of the Convertible Notes is appropriate. The Directors also consider that the Subscription Agreement and the Winnington Subscription Agreement are also in the best interests of the Company and the Shareholders as a whole and the issue of the Convertible Notes is an appropriate means of raising additional capital for the Company since it will provide the Company with immediate funding without immediate dilution of the shareholding of the existing Shareholders and, if the conversion rights attached to the Convertible Notes are exercised, the capital base of the Company will be enlarged.

The Directors consider that the terms of the Subscription Agreement are fair and reasonable. The Directors (the independent non-executive Directors who will later become members of the independent board committee to be established to consider, and advise the Independent Shareholders as to, the fairness and reasonableness of the terms of the Winnington Subscription Agreement) also consider that the principal terms of the Winnington Subscription Agreement, which are identical to those in the Subscription Agreement, are fair and reasonable.

USE OF PROCEEDS

The net proceeds from the issue of the Convertible Notes, after deduction of related expenses payable by the Company will be approximately HK$394.7 million. The Directors intend that the net proceeds will be used for the development of four full length feature computer graphics imagery animation movies scheduled tentatively to be released during the period from the first quarter of 2009 to the third quarter of 2011.

FUNDS RAISED FROM ISSUE OF EQUITY SECURITIES BY THE COMPANY IN THE PAST 12 MONTHS

In January 2007, the Company conducted a top-up placing and subscription of Shares whereby the Company allotted and issued 125,000,000 Shares at a subscription price of HK$3.50 per Share. The actual use of proceeds of the issue of Shares approximately HK$427 million is in line with the intended use of proceeds as disclosed in the announcement of the Company dated 15 January 2007:

Intendeduse of proceeds	**Intended approximate amount of proceeds to be used** *(HK$ million)*	**Actual use of proceeds**	**Actual approximate amount of proceeds used** *(HK$ million)*	**Unutilized proceeds** *(HK$ million)*
To be used for the development of new CG animation feature file projects	380	Development of new CG animation feature file projects	211	169
To be used for the expansion of the Company's studios in Hong Kong and in the United States of America and for the Group's working capital purposes	47	Capital expenditures and operational expenses	47	N/A
			Total:	169

Particulars of the top-up placing and subscription of Shares are disclosed in the announcement of the Company dated 15 January 2007.

CONNECTED TRANSACTION

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Winnington is a licensed corporation under the SFO (Chapter 571 of the Laws of Hong Kong) permitted to engage in type 4, type 5 and type 9 of the regulated activities (as defined in the SFO) and as at the date of the Winnington Subscription Agreement and the date of this announcement, Winnington, together with its associates, is interested in 395,290,824 Shares, representing approximately 24.2% of the entire issued share capital of the Company and therefore a substantial Shareholder.

As Winnington is a connected person of the Company, the entering into the Winnington Subscription Agreement by the Company with Winnington constitutes a connected transaction of the Company under chapter 14A of the Listing Rules and will require approval of the Independent Shareholders by way of poll. A special general meeting of the Company will be convened for such purpose. Winnington and its associates

as well as the Subscribers and their respective associates will abstain from voting on the relevant resolution(s) in respect of the Winnington Subscription Agreement as the Subscription Agreement and the Winnington Subscription Agreement are inter-conditional.

An independent board committee of the Company, comprising the independent non-executive Directors, will be established to advise the Independent Shareholders as to whether or not the terms of the Winnington Subscription Agreement (and the issue of the Winnington Convertible Notes thereunder) are fair and reasonable and in the interest of the Company and the Independent Shareholders are concerned. In this connection, an independent financial adviser will be appointed to advise the independent board committee and the Independent Shareholders.

A circular setting out, among other matters, details of the Winnington Subscription Agreement and the Winnington Convertible Notes, and incorporating the respective letters of advice from the independent board committee of the Company and the independent financial adviser to the independent board committee and Independent Shareholders, together with the notice of the special general meeting of the Company, will be sent to the Shareholders in accordance with the Listing Rules in due course.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 29 November 2007 pending the release of this announcement. Application has been made by the Company for resumption of trading in the Shares with effect from 9:30 a.m. on 5 December 2007.

DEFINITIONS

In this announcement, unless the content otherwise requires, the following expressions have the following meanings:

"Agency Agreement"	the paying and conversion agency agreement among the Issuer and the recognised trustee and principal paying and conversion agent and other agents named therein, to be in a form to the reasonable satisfaction of the Subscribers and dated on or before the Completion Date
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day, other than a Saturday and a day on which a tropical cyclone warning no. 8 or above or a "black rainstorm warning signal" is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m., on which licensed banks are open for general banking business in Hong Kong throughout their normal business hours
"Company"	Imagi International Holdings Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange

"connected person"	has the meaning ascribed thereto in the Listing Rules
"Controlling Shareholders"	Sunni International Limited, Kao Cheung Chong, Michael, Happy Nation Limited, China Link Holding Limited and Kao Wai Ho, Francis
"Convertible Notes"	the Oxley Convertible Notes and the Winnington Convertible Notes and if the context otherwise requires, any of them
"Conversion Price"	the price at which each Conversion Share will be issued upon a conversion of all or part of the Convertible Notes
"Conversion Shares"	Shares to be issued upon conversion of any of the Convertible Notes
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholder(s)"	Shareholders other than Winnington and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the third anniversary of the date of issue of the relevant Convertible Notes
"Noteholder"	the person who is for the time being the holder of any of the Convertible Notes
"Good Biz"	Good Biz Invest Limited, managed by Oxley Capital Group
"Oxley Convertible Notes"	the zero coupon convertible notes in an aggregate principal amount of HK$274,000,000 to be issued by the Company to the Subscribers subject to the terms and conditions set out in the Subscription Agreement
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of a nominal value of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscribers"	Good Biz Invest Limited, managed by Oxley Funds Management, CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited, CQS Directional Opportunities Master Fund Limited and James M Sheridan Investment Trust. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, all of the Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons (within the meaning ascribed thereto in the Listing Rules) of the Company
"Subscription Agreement"	the conditional subscription agreement dated 4 December 2007 entered into between the Company and the Subscribers in respect of the issue of the Oxley Convertible Notes
"Trust Deed"	the trust deed between the Company and the recognised trustee, to be in a form to the reasonable satisfaction of the Subscribers and dated on or before the Completion Date
"Winnington"	Winnington Capital Limited
"Winnington Convertible Notes"	the zero coupon convertible notes in an aggregate principal amount of HK$132,000,000 to be issued by the Company to Winnington subject to the terms and conditions set out in the Winnington Subscription Agreement
"Winnington Subscription Agreement"	the conditional subscription agreement dated 4 December 2007 entered into between the Company and Winnington in respect of the issue of the Winnington Convertible Notes
"2007 General Mandate"	the general mandate granted to the Directors by the Shareholders in the annual general meeting of the Company held on 17 August 2007 to issue, allot and otherwise to deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of the passing of the relevant resolution (i.e., up to 290,796,653 Shares). The said general mandate remained unutilized until the entering into the Subscription Agreement

For and on behalf of the Board of
IMAGI INTERNATIONAL HOLDINGS LIMITED
Mr. Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr. Kao Cheung Chong, Michael *(Chairman)* Mr. Kao Wai Ho, Francis *(Deputy Chairman & Co-Chief Executive Officer and Chief Creative Officer)* Mr. Douglas Esse Glen *(Co-Chief Executive Officer)* Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*
Non-executive Director:	Mr. Lam Pak Kin, Philip
Independent non-executive Directors:	Mr. Lai Chi Kin, Lawrence Mr. Ng See Yuen Mr. Oh Kok Chi

Hong Kong, 4 December 2007

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

INCREASE IN TRADING PRICE

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board) of Imagi International Holdings Limited (the "Company") has noted the recent increase in trading price of the shares of the Company and wishes to say that the Board is not aware of any reasons for such movement.

Save as the matters set out in the announcement dated 4 December 2007 in relation to the proposed issue of zero coupon convertible notes and resumption of trading, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
& Chief Creative Officer

Hong Kong, 5 December 2007

As at the date hereof, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*


IMAGI
IMAGI ANIMATION STUDIOS

FOR IMMEDIATE RELEASE

Imagi Completes HK$406 Million (US$52m*)

Zero Coupon Convertible Bond Placement

Hong Kong (December 5, 2007) – Imagi International Holdings, Limited (HKSE Stock Code: 585 ("Imagi") today announced the placement of HK$406 million in convertible bonds. The lead investor is Singapore-based Oxley Capital Group, with other investors including CQS Capital (London) and Winnington Capital (Hong Kong).

Imagi will use the proceeds from the convertible bond placement to finance production of its future films, including *Astro Boy* and *Gatchaman*, both scheduled for release in 2009. The films will be distributed globally by Warner Brothers and The Weinstein Company.

The zero coupon convertible bonds HKD $2 million in denomination with three year maturities. Conversion price is HKD $1.768, representing a 25% conversion premium over current market price. Assuming full conversion, the bonds would represent a stake of approximately 12.3% in Imagi, on a fully diluted basis.

"Imagi produces top-quality, Hollywood-style animated movies at significantly lower costs than its US-based competitors," said Mark Pawley, a Director at Oxley Capital. "The economics are compelling, as are the management team, the films in production, and the upside potential of the company."

"Imagi is pleased to welcome Oxley Capital and CQS to our investor roster," said Douglas Glen, Co-CEO of Imagi. "They are respected investors with reputations for adding significant value to their portfolio companies."

Astro Boy was originally created by the "god of manga," Japan's Osamu Tezuka, in the early 1950s. The animated television series first aired in 1963 in Japan and found great acclaim and success around the world. In the U.S., it quickly became a top-syndicated children's show. The iconic character's fame grew in the 1980s and 2003 with two new *Astro Boy* TV series attracting new generations of fans.

~more~

** assumes exchange rate of HK$7.80 to US$1.00*

Astro Boy tells the story of a powerful robot boy created by a brilliant scientist in the image of the son he has lost. Our hero journeys to find acceptance in the human world, and ultimately discovers true friendship as he uses his incredible powers to help others and save Metro City from destruction.

Gatchaman originated in Japan in the early 1970s as the television series *Science Ninja Team Gatchaman.* Aired in the U.S. as *Battle of the Planets* and *G-Force,* it soon became a widely popular syndicated TV series.

Featuring some of the most ambitious sets and action sequences ever seen in animation, Imagi's *Gatchaman* is set in a future world beset by environmental problems and extra-terrestrial invaders. The story focuses on five reluctant heroes whose remarkable genetic code makes them Earth's only hope for survival.

~end~


IMAGI
IMAGI ANIMATION STUDIOS
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

For IMAGI

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung
Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

* *assumes exchange rate of HK$7.80 to US$1.00*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 585)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2007

The Board of Directors (the "Board") of Imagi International Holdings Limited (the "Company") hereby announces the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September 2007 together with the unaudited comparative figures for the corresponding period in 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th September 2007 HK$'000 (Unaudited)	2006 HK$'000 (Unaudited)
Turnover	3	**12,502**	259
Cost of sales		**(18,297)**	(541)
Gross loss		**(5,795)**	(282)
Other income		**5,089**	2,943
Administrative and other operating expenses		**(24,031)**	(11,946)
Finance costs		**(2,102)**	(2,141)
Loss before taxation	4	**(26,839)**	(11,426)
Income tax expense	5	**(226)**	(61)
Loss for the period		**(27,065)**	(11,487)
Attributable to:			
Equity holders of the Company		**(27,065)**	(11,476)
Minority interests		**–**	(11)
		(27,065)	(11,487)
Basic loss per share	7	**(1.86 HK cents)**	(0.92 HK cents)

* *For identification only*

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30th September 2007 HK$'000 (unaudited)	At 31st March 2007 HK$'000 (audited)
Non-current assets			
Property, plant and equipment		**74,389**	64,421
Computer graphics ("CG") animation pictures		**280,173**	142,075
Goodwill		**3,228**	3,228
Interest in an associate		**–**	–
Available-for-sale investments		**3,201**	3,201
		360,991	212,925
Current assets			
Inventories		**–**	155
Trade and other receivables	8	**28,900**	26,968
Tax recoverable		**737**	771
Bank balances and cash		**221,901**	367,584
		251,538	395,478
Current liabilities			
Other payables		**17,539**	38,186
Unearned revenue		**61**	110
Tax payable		**797**	670
Obligations under finance lease – due within one year		**513**	59
		18,910	39,025
Net current assets		**232,628**	356,453
Total assets less current liabilities		**593,619**	569,378
Non-current liabilities			
Obligations under finance lease – due after one year		**1,712**	175
Convertible notes		**9,245**	54,299
Deferred taxation		**363**	363
		11,320	54,837
Net assets		**582,299**	514,541
Capital and reserves			
Share capital		**160,254**	144,113
Reserves		**422,045**	370,428
Total equity		**582,299**	514,541

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30th September 2007

1. Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standards ("HKAS") 34, Interim Financial Reporting.

2. Principal Accounting Policies

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March 2007.

In the current interim period, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1st April 2007.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – Int 8	Scope of HKFRS 2[2]
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment[4]
HK(IFRIC) – Int 11	HKFRS 2 - Group and Treasury Share Transactions[5]

[1] Effective for annual periods beginning on or after 1st January 2007

[2] Effective for annual periods beginning on or after 1st May 2006

[3] Effective for annual periods beginning on or after 1st June 2006

[4] Effective for annual periods beginning on or after 1st November 2006

[5] Effective for annual periods beginning on or after 1st March 2007

The adoption of the new HKFRSs has had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standard or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 12	Service Concession Arrangements[2]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[3]
HK(IFRIC) – Int 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1st January 2009
[2] Effective for annual periods beginning on or after 1st January 2008
[3] Effective for annual periods beginning on or after 1st July 2008

The Directors of the Company anticipate that the application of these standard or interpretations will have no material impact on the results and the financial position of the Group.

3. Segment Information

The Group is operating in a single business of production, licensing and sales of CG animation pictures of which revenue for the period was mainly generated from the United States of America. The revenue, operating results and assets relating to other countries other than the United States of America are totalling and individually below 10% of the total revenue, total results and total assets respectively. Accordingly, no disclosure on segment reporting is presented.

4. Loss before Taxation

	Six months ended 30th September	
	2007	2006
	HK$'000	HK$'000
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	**9,781**	7,736
Less: amounts capitalised in CG animation pictures and inventories	**(8,899)**	(7,105)
	882	631
Amortisation of CG animation pictures (included in cost of sales)	**17,731**	–

5. Income Tax Expense

	Six months ended 30th September	
	2007	2006
	HK$'000	HK$'000
The charge comprises:		
Taxation in other jurisdictions	–	46
Under(over)provision of taxation in other jurisdictions in prior years	**226**	(348)
Deferred taxation – current year	–	363
	226	61

A portion of the Group's profit neither arises in, nor is derived from, Hong Kong. Accordingly, that portion of the Group's profit is not subject to Hong Kong Profits Tax.

No provision for Hong Kong Profits Tax has been made as the Group had no assessable profits for the period.

Overseas tax is calculated at the tax rates prevailing in the respective jurisdictions.

6. Interim Dividend

No dividend was paid during the period (2006: Nil). The Directors do not recommend the payment of an interim dividend for the period ended 30th September 2007.

7. Loss Per Share

The calculation of the basic loss per share attributable to the equity holders of the Company for the period is based on the following data:

	Six months ended 30th September	
	2007	2006
Loss for the period attributable to equity holders of the Company	**(HK$27,065,000)**	(HK$11,476,000)
Number of shares:		
Weighted average number of ordinary shares of HK$0.1 each for the purpose of calculating basic loss per share	**1,455,758,273**	1,246,428,264

No diluted loss per share is presented as the exercise of share options and the conversion of convertible notes during the period would result in a decrease in loss per share.

8. Trade and Other Receivables

The Group allows its trade customers a credit period in accordance with the terms specified in the contracts, normally ranging from 0 to 90 days.

The following is an aged analysis of trade receivables at the balance sheet dates:

	30th September 2007 HK$'000	31st March 2007 HK$'000
0 to 30 days	**61**	6,647
31 to 60 days	**–**	1,207
Over 60 days	**9,073**	11,661
Total trade receivables	**9,134**	19,515
Other receivables	**19,766**	7,453
	28,900	26,968

9. Capital Commitments

At the balance sheet dates, the Group had the following commitments for capital expenditure in respect of CG animation pictures and property, plant and equipment:

	30th September 2007 HK$'000	31st March 2007 HK$'000
Contracted for but not provided in the condensed consolidated financial statements	**11,414**	12,805

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the six months ended 30th September 2007, the Group reported a turnover of HK$12.5 million representing an increase of approximately 47 times as compared to HK$259,000 for the same period of last year. The increase in turnover reflected the continuous contribution of revenue by Teenage Mutant Ninja Turtles ("TMNT") and Highlander: The Search for Vengeance ("Highlander") during the current period, which were completed and delivered in March 2007 and January 2007 respectively.

Loss attributable to shareholders for the six months ended 30th September 2007 was HK$27.1 million, an increase of 136% as compared to HK$11.5 million for the same period of last year. The increase in loss was mainly attributable to the share option expenses of HK$8.7 million recognized in the current period and combined loss of HK$5.4 million in current period for TMNT and Highlander.

CG Animation Pictures

TMNT

TMNT is our first theatrical features film and was released in March 2007. The worldwide box office for TMNT was over US$92 million. DVD for TMNT was released in the US in August 2007. Income derived from TMNT was a major part of income of the Group during the period.

Astro Boy and Gatchaman

The upcoming motion pictures, Astro Boy and Gatchaman, are scheduled for release in 2009, are still in production stage. In September 2007, Imagi has entered into a preliminary distribution agreement with Warner Bros. Pictures, Inc. and The Weinstein Company LLC in relation to Astro Boy and Gatchaman. In addition, certain distribution agreements were signed in relation to Astro Boy and Gatchaman's toys.

Fluorescent Black

Imagi has acquired all rights to Fluorescent Black in November 2007. Fluorescent Black is a riveting futuristic biopunk story set in Singapore and the Malaysian peninsula and will be developed as a graphic novel. The Group believes it has the potential to become a huge cult phenomenon.

Interest in associate

Subsequent to the period end, receivers and managers were appointed to monitor the business of our 22.5% interest in associate. Its business engages in the development, manufacture, sales and distribution of artificial Christmas trees and accessories. The Group has discontinued recognition of its share of post-acquisition losses as the carrying value of the interest in associate is zero and the Group has no further obligation to assume additional commitments of the associate.

Corporate

On 28th September 2007, the convertible notes with principal amount of HK$50 million were converted into 147,058,824 shares of HK$0.10 each in the capital of the Company at the conversion price of HK$0.34. After the conversion, the convertible notes with principal amount of HK$10 million were still outstanding by the period end. On 3rd October 2007, the remaining convertible notes with principal amount of HK$10 million were also converted into 29,411,764 shares at the conversion price of HK$0.34. After such conversion, all principal amounts of the then convertible notes issued during the year ended 31st March 2006 had been fully converted into shares of the Company.

On 4th December 2007, the Company entered into subscription agreements with various subscribers for the subscription of zero coupon convertible notes with principal amounts of HK$406 million. The notes are with three year maturities and the conversion price is HK$1.768. The net proceeds of approximately HK$395 million will be used for the development of four full length feature computer graphics imagery animation movies scheduled tentatively to be released during the period from the first quarter of 2009 to third quarter of 2011. As one of the subscribers, Winnington Capital Limited ("Winnington"), subscribing convertible notes with principal amount of HK$132 million, is a connected person (as defined under the Rules Governing the Listing of Securities on the Stock Exchange "Listing Rules"), a special general meeting of shareholders will be held to approve that subscription. As the subscription agreements are inter-conditional, Winnington and other subscribers will abstain from voting in the coming special general meeting. Should the convertible notes be converted in full at the initial conversion price of HK$1.768 per conversion share, a maximum of approximately 229.6 million conversion shares will be issued.

Prospects

Imagi is in advanced stages of negotiation to obtain rights to several new properties which the Group believes have significant potential as feature films. In this regard, the Group's strategy is to prioritize those properties for which the Group can own or license the broadest possible range of rights, including not only feature film, but also television, derivative, merchandising, and promotion rights. The Group will announce new property acquisitions after definitive agreements are reached with the property owners.

Liquidity and Capital Resources

The Group generally finances its operations with internally generated cash flows and banking facilities. As at 30th September 2007, the Group had available aggregate banking facilities of HK$80 million, all of which was remained unutilized. The Group's cash deposits and bank balances as at that date amounted to approximately HK$221.9 million (31st March 2007: HK$367.6 million). The Board believes that the Group has sufficient financial resources to discharge its debts and finance its operations and capital expenditures.

Further, the Group has maintained a sound capital structure, with a current ratio of 13.3 (31st March 2007: 10.1) and a gearing ratio, measured as total debts over total assets, of 4.9% (31st March 2007: 15.4%) as of the period end date.

Foreign Exchange Exposure

Transactions of the Group are predominately denominated in Hong Kong dollars, US dollars, Euro and Japanese Yen. No hedging or other instruments to reduce the currency risks have been implemented during the period. However, review of the Group's exposure to foreign exchange risk is conducted periodically and derivative financial instruments may be used to hedge against such risks when necessary.

Contingent Liabilities

As at 30th September 2007, the Group had no significant contingent liabilities.

Human Resources

As at 30th September 2007, the Group employed over 470 full-time staff worldwide. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in respective countries where the Group has operations. Remuneration packages of Directors and senior management are reviewed and approved by the Remuneration Committee formed by two Independent Non-Executive Directors and one Executive Director of the Company. In addition to basic salary, incentives in the form of bonuses and share options may also be offered to eligible employees on the basis of individual performance and at the discretion of the Board.

The Group is committed to continually developing and deploying the potential of its staff to the fullest extent, by keeping them abreast with the latest technical, creative and business best practices. The Group's studio is well-equipped with in-house training facilities where structured training programs are regularly provided to staff in technical, creative and managerial disciplines. Besides internal training programs, the Group also provides customized training courses in collaboration with external training consultants and educational institutions. The Group believes that staff is its most valuable asset.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period ended 30th September 2007.

AUDIT COMMITTEE

The Audit Committee meets regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, the effectiveness of the system of internal controls and compliance, and to make recommendations to the Board. The members of the Audit Committee are Mr. Oh Kok Chi (Chairman of the Committee), Mr. Lai Chi Kin, Lawrence and Mr. Ng See Yuen.

The said condensed consolidated financial statements for the period covered by this interim announcement have also been reviewed by the Audit Committee and the Company's external auditors, Deloitte Touche Tohmatsu, in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA.

CORPORATE GOVERNANCE

The Company is committed to maintain good corporate governance standards and procedures to safeguard the interests of all shareholders and to enhance accountability and transparency. The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules during the period ended 30th September 2007, except the following deviation.

Under the Code Provision A.4.1, Non-Executive Directors should be appointed for a specific term, subject to re-election. During the period, none of the Non-Executive Director and the Independent Non-Executive Directors of the Company was appointed for any specific fixed term. In accordance with the bye-laws, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the Code.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The interim report of the Company for the six months ended 30th September 2007 containing all the applicable information required by the Listing Rules will be despatched to the shareholders of the Company and published on the Stock Exchange's website at http://www.hkex.com.hk and the Company's website at http://www.imagi.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to thank my fellow management and staff for their dedication and hard work during the past period, as well as our worldwide viewers, distributors, business partners and shareholders for their support.

On behalf of the Board
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer

Hong Kong, 14th December 2007

Website: www.imagi.com.hk

As at the date of this Announcement, the Board comprises:

Executive Directors:	Mr. Kao Cheung Chong, Michael *(Chairman)* Mr. Kao Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)* Mr. Douglas Esse Glen *(Co-Chief Executive Officer)* Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*
Non-Executive Director:	Mr. Lam Pak Kin, Philip
Independent Non-Executive Directors:	Mr. Lai Chi Kin, Lawrence Mr. Ng See Yuen Mr. Oh Kok Chi



For Immediate Release

Imagi International Reports 2007 Interim Results
Turnover reaches HKD12,502,000 an increase of 47 times compared to last year

December 14, 2007, Hong Kong --- Imagi International Holdings Limited (HKSE: 585, "Imagi"), the only listed independent computer graphic (CG) animation company in Hong Kong, today reported its interim results ended 30th September 2007.

Financial Highlights

Six months ended 30th September

	2007 HKD '000	2006 HKD '000
Total turnover	**12,502**	**259**
Gross loss	**5,795**	**282**
Loss after Taxation	**27,065**	**11,487**
Loss per share (HK cents)	**1.86**	**0.92**

Summary

- **Business review**
  - Increase in turnover reflected the continuous contribution of revenue by Teenage Mutant Ninja Turtles ("TMNT") and Highlander: The Search for Vengeance ("Highlander").
  - Worldwide box office for TMNT was over US$92 million.
  - The increase in loss was mainly attributable to the share option expenses of HK$8.7million recognised in the current period and combined loss of HK$5.8 million in current period including TMNT and Highlander.
  - Sound capital structure with a gearing ratio of 4.9% (31st March 2007: 15.4%) as of the period end date.
- **Upcoming CG Animation Pictures**
  - Astro Boy and Gatchaman both scheduled for release in 2009.
  - Imagi has entered into a preliminary distribution agreement with Warner Bros. Pictures, Inc., and The Weinstein Company LLC. in relation to the above two films.
  - Certain distribution agreements were signed in relation to Astro Boy and Gatchaman's toys.
- **Future developments**
  - Imagi has acquired all rights to Fluorescent Black.
  - Imagi is in advanced stages of negotiation to obtain rights to several new feature films which the Group believes have significant potential.



- **Zero coupon convertible bond placement**
  - On 4th December 2007, Imagi announced a HK$406 million zero coupon convertible notes issue at a conversion price of HK$1.768.
  - The net proceeds of approximately HK$395 million will be used for the development of four full length feature CG movies.

About IMAGI

www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

- End -

For further information, please contact Gavin Anderson & Company:

Lydia Leung
(852) 2218 9960/9784 9351
lleung@gavinanderson.com.hk

Richard Barton
(852) 2523 7189/9308 1056
rbarton@gavinanderson.com.hk

Michel Chau
(852) 2218 9910/9628 2988
mchau@gavinanderson.com.hk

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

STOCK CODE: 585



INTERIM REPORT 2007/2008

* For identification only

BOARD OF DIRECTORS

Executive Directors

Mr. KAO Cheung Chong, Michael *(Chairman)*
Mr. KAO Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)*
Mr. Douglas Esse GLEN *(Co-Chief Executive Officer)*
Mr. TSE Chi Man, Terry *(President & Chief Financial Officer)*
Mr. Thomas Knox GRAY *(resigned on 14th November 2007)*

Non-Executive Director

Mr. LAM Pak Kin, Philip

Independent Non-Executive Directors

Mr. LAI Chi Kin, Lawrence
Mr. NG See Yuen
Mr. OH Kok Chi

AUDIT COMMITTEE

Mr. OH Kok Chi *(Chairman)*
Mr. LAI Chi Kin, Lawrence
Mr. NG See Yuen

COMPANY SECRETARY

Mr. TAM Wing Kin

QUALIFIED ACCOUNTANT

Mr. TAM Wing Kin

REGISTERED OFFICE

Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan
Hong Kong

BERMUDA RESIDENT REPRESENTATIVE
Butterfield Fund Services (Bermuda) Limited

LEGAL ADVISORS
As to Hong Kong law:
Kirkpatrick & Lockhart Preston Gates Ellis
Deacons
To, Lam & Co

As to USA law:
Weissmann Wolff Bergman Coleman Grodin & Evall LLP

As to Bermuda law:
Conyers Dill & Pearman

AUDITORS
Deloitte Touche Tohmatsu

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank (HK) Limited
Credit Suisse
City National Bank

BERMUDA PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Hong Kong

INTERNET WEBSITE
www.imagi.com.hk



The Board of Directors (the "Board") of Imagi International Holdings Limited (the "Company") hereby announces the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September 2007 together with the unaudited comparative figures for the corresponding period in 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th September 2007 HK$'000 (Unaudited)	2006 HK$'000 (Unaudited)
Turnover	3	**12,502**	259
Cost of sales		**(18,297)**	(541)
Gross loss		**(5,795)**	(282)
Other income		**5,089**	2,943
Administrative and other operating expenses		**(24,031)**	(11,946)
Finance costs		**(2,102)**	(2,141)
Loss before taxation	5	**(26,839)**	(11,426)
Income tax expense	6	**(226)**	(61)
Loss for the period		**(27,065)**	(11,487)
Attributable to:			
Equity holders of the Company		**(27,065)**	(11,476)
Minority interests		**-**	(11)
		(27,065)	(11,487)
Basic loss per share	8	**(1.86 HK cents)**	(0.92 HK cents)

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30th September 2007 HK$'000 (unaudited)	At 31st March 2007 HK$'000 (audited)
Non-current assets			
Property, plant and equipment	9	**74,389**	64,421
Computer graphics ("CG") animation pictures		**280,173**	142,075
Goodwill		**3,228**	3,228
Interest in an associate	10	**–**	–
Available-for-sale investments		**3,201**	3,201
		360,991	212,925
Current assets			
Inventories		**–**	155
Trade and other receivables	11	**28,900**	26,968
Tax recoverable		**737**	771
Bank balances and cash		**221,901**	367,584
		251,538	395,478
Current liabilities			
Other payables		**17,539**	38,186
Unearned revenue		**61**	110
Tax payable		**797**	670
Obligations under finance lease – due within one year		**513**	59
		18,910	39,025
Net current assets		**232,628**	356,453
Total assets less current liabilities		**593,619**	569,378
Non-current liabilities			
Obligations under finance lease - due after one year		**1,712**	175
Convertible notes	15	**9,245**	54,299
Deferred taxation		**363**	363
		11,320	54,837
Net assets		**582,299**	514,541
Capital and reserves			
Share capital	12	**160,254**	144,113
Reserves		**422,045**	370,428
Total equity		**582,299**	514,541

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Merger reserve HK$'000 (Note)	Translation reserve HK$'000	Convertible notes equity reserve HK$'000	Share option reserve HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st April 2006	122,035	73,449	909	(102)	11,930	15,201	(51,787)	171,635	58	171,693
Exchange differences arising on translation of overseas operations and recognised directly in equity	-	-	-	(84)	-	-	-	(84)	-	(84)
Loss for the period	-	-	-	-	-	-	(11,476)	(11,476)	(11)	(11,487)
Total recognised expenses for the period	-	-	-	(84)	-	-	(11,476)	(11,560)	(11)	(11,571)
Recognition of equity-settled share-based payments	-	-	-	-	-	1,456	-	1,456	-	1,456
Exercise of share options	3,538	7,504	-	-	-	(3,226)	-	7,816	-	7,816
At 30th September 2006	125,573	80,953	909	(186)	11,930	13,431	(63,263)	169,347	47	169,394
Exchange differences arising on translation of overseas operations and recognised directly in equity	-	-	-	224	-	-	-	224	15	239
Loss for the period	-	-	-	-	-	-	(127,447)	(127,447)	(28)	(127,475)
Total recognised income and expenses for the period	-	-	-	224	-	-	(127,447)	(127,223)	(13)	(127,236)
Recognition of equity-settled share-based payments	-	-	-	-	-	24,320	-	24,320	-	24,320
Exercise of share options	3,099	13,418	-	-	-	(5,513)	-	11,004	-	11,004
Share options cancelled	-	-	-	-	-	(268)	268	-	-	-
Placement of shares	12,500	425,000	-	-	-	-	-	437,500	-	437,500
Share issued expenses	-	(9,440)	-	-	-	-	-	(9,440)	-	(9,440)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	(34)	(34)
Conversion of equity component of convertible notes	2,941	7,744	-	-	(1,652)	-	-	9,033	-	9,033



	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Merger reserve HK$'000 (Note)	Translation reserve HK$'000	Convertible notes equity reserve HK$'000	Share option reserve HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 31st March 2007	144,113	517,675	909	38	10,278	31,970	(190,442)	514,541	-	514,541
Exchange differences arising on translation of overseas operations and recognised directly in equity	-	-	-	203	-	-	-	203	-	203
Loss for the period	-	-	-	-	-	-	(27,065)	(27,065)	-	(27,065)
Total recognised income and expenses for the period	-	-	-	203	-	-	(27,065)	(26,862)	-	(26,862)
Recognition of equity-settled share-based payments	-	-	-	-	-	42,086	-	42,086	-	42,086
Exercise of share options	1,435	8,020	-	-	-	(3,592)	-	5,863	-	5,863
Share options forfeited	-	-	-	-	-	(1,030)	1,030	-	-	-
Conversion of equity component of convertible notes	14,706	40,590	-	-	(8,625)	-	-	46,671	-	46,671
At 30th September 2007	160,254	566,285	909	241	1,653	69,434	(216,477)	582,299	-	582,299

Note: The merger reserve represents the difference between the nominal value of shares of subsidiaries acquired and the nominal value of the Company's shares issued for the acquisition at the time of a previous corporate reorganisation.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30th September	
	2007	2006
	HK$'000	HK$'000
	(Unaudited)	(Unaudited)
Net cash used in operating activities	**(25,034)**	(16,878)
Net cash used in investing activities		
Cost incurred in CG animation pictures	**(113,060)**	(70,400)
Purchase of property, plant and equipment	**(18,043)**	(13,192)
Other investing activities	**5,706**	146
	(125,397)	(83,446)
Net cash from financing activities		
Net proceeds on issue of shares	**5,863**	7,811
Proceeds from bank borrowing	**-**	46,597
Other financing cash flows	**(1,144)**	(2,509)
	4,719	51,899
Net decrease in cash and cash equivalents	**(145,712)**	(48,425)
Cash and cash equivalents at beginning of the period	**367,584**	105,156
Effect of foreign exchange rate changes	**29**	4
Cash and cash equivalents at end of the period	**221,901**	56,735

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30th September 2007

1. Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standards ("HKAS") 34, Interim Financial Reporting.

2. Principal Accounting Policies

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March 2007.

In the current interim period, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1st April 2007.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – Int 8	Scope of HKFRS 2[2]
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment[4]
HK(IFRIC) – Int 11	HKFRS 2 - Group and Treasury Share Transactions[5]

1 Effective for annual periods beginning on or after 1st January 2007
2 Effective for annual periods beginning on or after 1st May 2006
3 Effective for annual periods beginning on or after 1st June 2006
4 Effective for annual periods beginning on or after 1st November 2006
5 Effective for annual periods beginning on or after 1st March 2007

The adoption of the new HKFRSs has had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.



The Group has not early applied the following new and revised standard or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 12	Service Concession Arrangements[2]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[3]
HK(IFRIC) – Int 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1st January 2009
[2] Effective for annual periods beginning on or after 1st January 2008
[3] Effective for annual periods beginning on or after 1st July 2008

The Directors of the Company anticipate that the application of these standard or interpretations will have no material impact on the results and the financial position of the Group.

3. Segment Information

The Group is operating in a single business of production, licensing and sales of CG animation pictures of which revenue for the period was mainly generated from the United States of America. The revenue, operating results and assets relating to other countries other than the United States of America are totalling and individually below 10% of the total revenue, total results and total assets respectively. Accordingly, no disclosure on segment reporting is presented.



4. Share Options

The Company has a share option scheme for the primary purpose of providing incentives to employees, executives or officers, Directors of the Company or any of its subsidiaries and any business consultants, agents, legal or financial advisers of the Company or any of its subsidiaries for their contribution to the Group.

Details of the share options for each category outstanding during the current period are as follows:

	Number of share options			
	Directors	Employees	Supplier of services	Total
Outstanding at the beginning of the period	31,000,000	72,126,000	5,000,000	108,126,000
Granted during the period	-	12,035,000	-	12,035,000
Granted with modification during the period	5,000,000	47,200,000	-	52,200,000
Exercised during the period	(10,000,000)	(4,350,000)	-	(14,350,000)
Cancelled during the vesting period	-	(7,400,000)	-	(7,400,000)
Cancelled with modification during the period	(5,000,000)	(47,200,000)	-	(52,200,000)
Forfeited during the period	-	(1,000,000)	-	(1,000,000)
Outstanding at the end of the period	21,000,000	71,411,000	5,000,000	97,411,000

On 15th May 2007, 18th May 2007 and 25th September 2007, 51,925,000, 260,000 and 12,050,000 share options were granted respectively. The closing prices of the Company's shares immediately before 15th May 2007, 18th May 2007 and 25th September 2007 were HK$2.17, HK$2.09 and HK$1.52 respectively.



It is noted that a cancellation of the 52,200,000 share options previously granted on 19th January 2007 was in connection with the re-grant of 46,540,000, 260,000 and 5,400,000 share options on 15th May 2007, 18th May 2007 and 25th September 2007 respectively. The remaining 1,000,000 share options were forfeited due to the resignation of employees after the vesting period, while the remaining 7,400,000 share options were cancelled due to the resignation of employees during the vesting period which has been reflected in the revised estimate. The exercise price, exercisable period and vesting period of the re-granted share options were modified as follows:

Date of grant	Number of share options	Option exercise price	Exercisable period	Vesting period
15/05/2007	13,962,000	2.178	15/01/2008 to 14/01/2013	15/05/2007 to 14/01/2008
	13,962,000	2.178	15/01/2009 to 14/01/2014	15/05/2007 to 14/01/2009
	18,616,000	2.178	15/01/2010 to 14/01/2015	15/05/2007 to 14/01/2010
	46,540,000			
18/05/2007	78,000	2.146	18/01/2008 to 17/01/2013	18/05/2007 to 17/01/2008
	78,000	2.146	18/01/2009 to 17/01/2014	18/05/2007 to 17/01/2009
	104,000	2.146	18/01/2010 to 17/01/2015	18/05/2007 to 17/01/2010
	260,000			
25/09/2007	1,620,000	2.178	25/01/2008 to 24/01/2013	25/09/2007 to 24/01/2008
	1,620,000	2.178	25/01/2009 to 24/01/2014	25/09/2007 to 24/01/2009
	2,160,000	2.178	25/01/2010 to 24/01/2015	25/09/2007 to 24/01/2010
	5,400,000			

The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$3.419.

The total fair value of the share options granted during the period, calculated at the respective dates of grant, is HK$13,606,238.



With reference to the vesting period attached to the respective share options, the Group recognised share-based payments expenses as follows:

	Options granted on						
	25th May 2006 HK$'000	9th October 2006 HK$'000	19th January 2007 HK$'000	15th May 2007 HK$'000	18th May 2007 HK$'000	25th September 2007 HK$'000	Total HK$'000
Recognised in share option reserve	543	2,585	32,622	6,263	8	65	42,086
Capitalised in CG animation pictures	543	–	26,936	5,894	–	56	33,429
Charged to condensed consolidated income statement	–	2,585	5,686	369	8	9	8,657
	543	2,585	32,622	6,263	8	65	42,086

The fair values of the options granted on 15th May 2007, 18th May 2007 and 25th September 2007 using the Binomial model were ranging from HK$1.252 to HK$1.443, HK$1.215 to HK$1.379 and HK$0.866 to HK$1.060 respectively. The following assumptions were used to calculate the fair values of the share options:

	Options granted on 15th May 2007	Options granted on 18th May 2007	Options granted on 25th September 2007
Grant date share price	HK$2.15	HK$2.10	HK$1.63
Exercise price	HK$2.178	HK$2.146	HK$2.178
Expected life	5.67 to 8 years	5.67 to 7.67 years	5.34 to 8 years
Expected volatility	61.04%	60.75%	65.19%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.036% to 4.098%	4.036% to 4.090%	4.026% to 4.098%

At each balance sheet date, the Group revises its estimates at the number of options that are expected to ultimately vest. The impact of the revision of the estimates is recognised in the condensed consolidated income statement, with a corresponding adjustment to the share option reserve.



5. Loss before Taxation

	Six months ended 30th September	
	2007	2006
	HK$'000	HK$'000
Loss before taxation has been arrived at after charging:		
Depreciation of property, plant and equipment	**9,781**	7,736
Less: amounts capitalised in CG animation pictures and *inventories*	**(8,899)**	(7,105)
	882	631
Amortisation of CG animation pictures (included in cost of sales)	**17,731**	–

6. Income Tax Expense

	Six months ended 30th September	
	2007	2006
	HK$'000	HK$'000
The charge comprises:		
Taxation in other jurisdictions	**–**	46
Under(over)provision of taxation in other jurisdictions in prior years	**226**	(348)
Deferred taxation - current year	**–**	363
	226	61

A portion of the Group's profit neither arises in, nor is derived from, Hong Kong. Accordingly, that portion of the Group's profit is not subject to Hong Kong Profits Tax.

No provision for Hong Kong Profits Tax has been made as the Group had no assessable profits for the period.

Overseas tax is calculated at the tax rates prevailing in the respective jurisdictions.

7. Interim Dividend

No dividend was paid during the period (2006: Nil). The Directors do not recommend the payment of an interim dividend for the period ended 30th September 2007.



8. Loss Per Share

The calculation of the basic loss per share attributable to the equity holders of the Company for the period is based on the following data:

	Six months ended 30th September 2007	2006
Loss for the period attributable to equity holders of the Company	**(HK$27,065,000)**	(HK$11,476,000)
Number of shares:		
Weighted average number of ordinary shares of HK$0.1 each for the purpose of calculating basic loss per share	**1,455,758,273**	1,246,428,264

No diluted loss per share is presented as the exercise of share options and the conversion of convertible notes during the period would result in a decrease in loss per share.

9. Property, Plant and Equipment

During the six months ended 30th September 2007, the Group incurred approximately HK$20,121,000 (2006: HK$13,192,000) on the acquisition of property, plant and equipment mainly for the purpose of improving and expanding the Group's production capability.

10. Interest in an Associate

	30th September 2007 HK$'000	31st March 2007 HK$'000
Cost of investment in an associate	**86,593**	86,593
Less: Share of post-acquisition losses	**(29,373)**	(29,373)
Unrealised gain on disposal of businesses	**(57,220)**	(57,220)
	-	-

11. Trade and Other Receivables

The Group allows its trade customers a credit period in accordance with the terms specified in the contracts, normally ranging from 0 to 90 days.

The following is an aged analysis of trade receivables at the balance sheet dates:

	30th September 2007 HK$'000	31st March 2007 HK$'000
0 to 30 days	**61**	6,647
31 to 60 days	**–**	1,207
Over 60 days	**9,073**	11,661
Total trade receivables	**9,134**	19,515
Other receivables	**19,766**	7,453
	28,900	26,968

12. Share Capital

	Number of ordinary shares	**Values** HK$'000
Authorised:		
At 31st March 2007 and at 30th September 2007, at HK$0.10 each	2,500,000,000	250,000
Issued and fully paid:		
At 1st April 2007, at HK$0.10 each	1,441,133,265	144,113
Exercise of share options (note)	14,350,000	1,435
Conversion of convertible notes (Note 15)	147,058,824	14,706
At 30th September 2007, at HK$0.10 each	1,602,542,089	160,254

Note: The Company issued 1,000,000, 9,000,000 and 4,350,000 ordinary shares of HK$0.10 each in the Company for cash at exercise prices of HK$0.195, HK$0.535 and HK$0.196 per share respectively, as a result of the exercise of share options.



13. Related Party Transactions

Compensation of key management personnel

The remunerations of Directors and other members of key management during the period are as follows:

	For the six months ended 30 September	
	2007	2006
	HK$'000	HK$'000
Short-term benefits	**12,754**	10,268
Post-employment benefits	**20**	45
Equity-settled share-based payments expenses (note)	**8,393**	–
	21,167	10,313

The remunerations of Directors and key management personnel are determined by the Remuneration Committee having regard to the performance of individuals and market trends.

Note: Included in the equity-settled share-based payments expenses for the period of HK$8,393,000, approximately HK$1,739,000 has been capitalised in CG animation pictures in the current period.

14. Capital Commitments

At the balance sheet dates, the Group had the following commitments for capital expenditure in respect of CG animation pictures and property, plant and equipment:

	30th September 2007	31st March 2007
	HK$'000	HK$'000
Contracted for but not provided in the condensed consolidated financial statements	**11,414**	12,805

15. Convertible Notes

During the period, convertible notes with an aggregate principal amount of HK$50,000,000 were converted into 147,058,824 ordinary shares of HK$0.10 each in the Company at a conversion price of HK$0.34.

16. Events after the Balance Sheet Date

The following significant events took place subsequent to 30th September 2007:

a. On 3rd October 2007, Mr. Kao Cheung Chong, Michael, a Director of the Company, converted convertible notes with a principal amount of HK$10,000,000 held by him into 29,411,764 ordinary shares of HK$0.10 each in the Company at a conversion price of HK$0.34. After this conversion, no convertible notes were outstanding.

b. On 4th December 2007, the Company entered into 2 subscription agreements for the issue of zero coupon convertible notes with aggregate principal amounts of HK$274,000,000 and HK$132,000,000 to various subscribers and Winnington Capital Limited, a substantial shareholder of the Company, respectively, at a conversion price of HK$1.768 per conversion share and they will be matured at the third anniversary of the date of issue of the relevant convertible notes. The convertible notes have not yet been issued at the date of this report.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the six months ended 30th September 2007, the Group reported a turnover of HK$12.5 million representing an increase of approximately 47 times as compared to HK$259,000 for the same period of last year. The increase in turnover reflected the continuous contribution of revenue by Teenage Mutant Ninja Turtles ("TMNT") and Highlander: The Search for Vengeance ("Highlander") during the current period, which were completed and delivered in March 2007 and January 2007 respectively.

Loss attributable to shareholders for the six months ended 30th September 2007 was HK$27.1 million, an increase of 136% as compared to HK$11.5 million for the same period of last year. The increase in loss was mainly attributable to the share option expenses of HK$8.7 million recognized in the current period and combined loss of HK$5.4 million in current period for TMNT and Highlander.

CG Animation Pictures

TMNT

TMNT is our first theatrical features film and was released in March 2007. The worldwide box office for TMNT was over US$92 million. DVD for TMNT was released in the US in August 2007. Income derived from TMNT was a major part of income of the Group during the period.

Astro Boy and Gatchaman

The upcoming motion pictures, Astro Boy and Gatchaman, are scheduled for release in 2009, are still in production stage. In September 2007, Imagi has entered into a preliminary distribution agreement with Warner Bros. Pictures, Inc. and The Weinstein Company LLC in relation to Astro Boy and Gatchaman. In addition, certain distribution agreements were signed in relation to Astro Boy and Gatchaman's toys.

Fluorescent Black

Imagi has acquired all rights to Fluorescent Black in November 2007. Fluorescent Black is a riveting futuristic biopunk story set in Singapore and the Malaysian peninsula and will be developed as a graphic novel. The Group believes it has the potential to become a huge cult phenomenon.

Interest in associate

Subsequent to the period end, receivers and managers were appointed to monitor the business of our 22.5% interest in associate. Its business engages in the development, manufacture, sales and distribution of artificial Christmas trees and accessories. The Group has discontinued recognition of its share of post-acquisition losses as the carrying value of the interest in associate is zero and the Group has no further obligation to assume additional commitments of the associate.



Corporate

On 28th September 2007, the convertible notes with principal amount of HK$50 million were converted into 147,058,824 shares of HK$0.10 each in the capital of the Company at the conversion price of HK$0.34. After the conversion, the convertible notes with principal amount of HK$10 million were still outstanding by the period end. On 3rd October 2007, the remaining convertible notes with principal amount of HK 10 million were also converted into 29,411,764 shares at the conversion price of HK$0.34. After such conversion, all principal amounts of the then convertible notes issued during the year ended 31st March 2006 had been fully converted into shares of the Company.

On 4th December 2007, the Company entered into subscription agreements with various subscribers for the subscription of zero coupon convertible notes with principal amounts of HK$406 million. The notes are with three year maturities and the conversion price is HK$1.768. The net proceeds of approximately HK$395 million will be used for the development of four full length feature computer graphics imagery animation movies scheduled tentatively to be released during the period from the first quarter of 2009 to third quarter of 2011. As one of the subscribers, Winnington Capital Limited ("Winnington"), subscribing convertible notes with principal amount of HK$132 million, is a connected person (as defined under the Rules Governing the Listing of Securities on the Stock Exchange "Listing Rules"), a special general meeting of shareholders will be held to approve that subscription. As the subscription agreement is conditional on the approval of the Winnington subscription agreement, Winnington and other subscribers will abstain from voting in the coming special general meeting. Should the convertible notes be converted in full at the initial conversion price of HK$1.768 per conversion share, a maximum of approximately 229.6 million conversion shares will be issued.

Prospects

Imagi is in advanced stages of negotiation to obtain rights to several new properties which the Group believes have significant potential as feature films. In this regard, the Group's strategy is to prioritize those properties for which the Group can own or license the broadest possible range of rights, including not only feature film, but also television, derivative, merchandising, and promotion rights. The Group will announce new property acquisitions after definitive agreements are reached with the property owners.

Liquidity and Capital Resources

The Group generally finances its operations with internally generated cash flows and banking facilities. As at 30th September 2007, the Group had available aggregate banking facilities of HK$80 million, all of which was remained unutilized. The Group's cash deposits and bank balances as at that date amounted to approximately HK$221.9 million (31st March 2007: HK$367.6 million). The Board believes that the Group has sufficient financial resources to discharge its debts and finance its operations and capital expenditures.

Further, the Group has maintained a sound capital structure, with a current ratio of 13.3 (31st March 2007: 10.1) and a gearing ratio, measured as total debts over total assets, of 4.9% (31st March 2007: 15.4%) as of the period end date.

Foreign Exchange Exposure

Transactions of the Group are predominately denominated in Hong Kong dollars, US dollars, Euro and Japanese Yen. No hedging or other instruments to reduce the currency risks have been implemented during the period. However, review of the Group's exposure to foreign exchange risk is conducted periodically and derivative financial instruments may be used to hedge against such risks when necessary.

Contingent Liabilities

As at 30th September 2007, the Group had no significant contingent liabilities.

Human Resources

As at 30th September 2007, the Group employed over 470 full-time staff worldwide. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in respective countries where the Group has operations. Remuneration packages of Directors and senior management are reviewed and approved by the Remuneration Committee formed by two Independent Non-Executive Directors and one Executive Director of the Company. In addition to basic salary, incentives in the form of bonuses and share options may also be offered to eligible employees on the basis of individual performance and at the discretion of the Board.

The Group is committed to continually developing and deploying the potential of its staff to the fullest extent, by keeping them abreast with the latest technical, creative and business best practices. The Group's studio is well-equipped with in-house training facilities where structured training programs are regularly provided to staff in technical, creative and managerial disciplines. Besides internal training programs, the Group also provides customized training courses in collaboration with external training consultants and educational institutions. The Group believes that staff is its most valuable asset.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES, UNDERLYING SHARES AND CONVERTIBLE NOTES

At 30th September 2007, the interests of the Directors and the Chief Executives and their associates in the shares, underlying shares and convertible notes of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules were as follows:

Long position

(A) Ordinary shares of HK$0.10 each of the Company

	Number of issued ordinary shares held				Percentage of issued share capital
Name of Directors	**Personal interest**	**Corporate interest**	**Other interest**	**Total interest**	
Mr. Kao Cheung Chong, Michael	32,752,765	9,373,020 *(note i)*	597,816,490 *(note ii)*	639,942,275	39.93%
Mr. Kao Wai Ho, Francis	33,124,000	–	597,816,490 (note ii)	630,940,490	39.37%
Mr. Douglas Esse Glen	400,000	–	–	400,000	0.02%
Mr. Lam Pak Kin, Philip	2,034,000	–	–	2,034,000	0.13%
Mr. Lai Chi Kin, Lawrence	361,500	–	–	361,500	0.02%
Mr. Thomas Knox Gray (note iii)	1,000,000	–	–	1,000,000	0.06%

Notes:

(i) These shares are held by Kessuda Consultants Limited whose entire issued share capital is beneficially owned by Mr. Kao Cheung Chong, Michael.

(ii) 12,197,985 shares of the Company are beneficially owned by Happy Nation Limited, whose entire issued share capital is beneficially owned by China Link Holding Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trustee Limited, acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members, including Mr. Kao Wai Ho, Francis, are discretionary objects. The remaining 585,618,505 shares which represent 36.54% of issued share capital of the Company, are beneficially owned by Sunni International Limited, 54.67% of whose issued share capital is beneficially owned by Happy Nation Limited.

(iii) Mr. Thomas Knox Gray has resigned as an Executive Director of the Company on 14th November 2007.



(B) Share options of the Company

Name of Directors	Capacity	Number of options held	Number of underlying shares
Mr. Kao Cheung Chong, Michael	Beneficial owner	–	–
Mr. Kao Wai Ho, Francis	Beneficial owner	–	–
Mr. Douglas Esse Glen	Beneficial owner	12,000,000	12,000,000
Mr. Tse Chi Man, Terry	Beneficial owner	5,000,000	5,000,000
Mr. Thomas Knox Gray (note iii)	Beneficial owner	4,000,000	4,000,000

(C) Interests in associated corporations

Name of Directors	Name of associated corporations	Class of shares	Number of shares held (personal interest)	Percentage of issued share capital
Mr. Kao Cheung Chong, Michael	Boto International Holdings Limited	Ordinary shares of US$1 each	7,705	6.93%
	Sunni International Limited	Ordinary shares of US$1 each	5,637	54.67%
Mr. Lam Pak Kin, Philip	Boto International Holdings Limited	Ordinary shares of US$1 each	1,053	0.95%
	Sunni International Limited	Ordinary shares of US$1 each	310	3.00%

(D) Convertible notes of the Company

Name of Directors	Capacity	Number of convertible notes held	Number of underlying shares
Mr. Kao Cheung Chong, Michael	Beneficial owner	HK$10,000,000	29,411,764

Other than as disclosed above and the interests in certain non-voting 5% deferred shares in a subsidiary of the Company, none of the Directors, or Chief Executives nor their associates had any interests or short position in any shares or underlying shares of the Company or any of its associated corporations at 30th September 2007.

SUBSTANTIAL SHAREHOLDERS

To the best knowledge of the Directors and according to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, other than the interest disclosed above in the section "Directors' and Chief Executives' Interests in Shares, Underlying Shares and Convertible Notes", the following shareholders were interested in the issued share capital of the Company as at 30th September 2007.

Ordinary shares of HK$0.10 each of the Company

Name of shareholders	Capacity	Number of issued ordinary shares held	Percentage of issued share capital
Mr. Hung Kam Biu, Kenneth ("Mr. Hung")	Beneficial owner	74,598,000	4.65%
	Interest of controlled Corporation (note i)	318,994,824	19.91%
Trophy Asset Management Limited ("Trophy Asset")	Beneficial owner (note i)	7,106,000	0.44%
Winnington Capital Limited ("Winnington")	Investment Manager (note i)	311,888,824	19.46%
Ms. Chu Jocelyn ("Ms. Chu")	Interest of Spouse (note ii)	74,598,000	4.65%
	Interest of controlled Corporation (note i)	318,994,824	19.91%

Note:

(i) 277,710,471 shares out of Winnington's shareholdings are held by Trophy Fund, whose capital is managed by Trophy Asset, which in turn is wholly owned by Mr. Hung. Trophy Fund is advised by Winnington (delegated management by Trophy Asset) which is 50% owned by each of Mr. Hung and his wife, Ms. Chu.

(ii) Ms. Chu, being the spouse of Mr. Hung, is deemed to be interested in the shares of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period ended 30th September 2007.

AUDIT COMMITTEE

The Audit Committee meets regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, the effectiveness of the system of internal controls and compliance, and to make recommendations to the Board. The members of the Audit Committee are Mr. Oh Kok Chi (Chairman of the Committee), Mr. Lai Chi Kin, Lawrence and Mr. Ng See Yuen.

The said condensed consolidated financial statements for the period covered by this interim report have also been reviewed by the Audit Committee and the Company's external auditors, Deloitte Touche Tohmatsu, in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA.

CORPORATE GOVERNANCE

The Company is committed to maintain good corporate governance standards and procedures to safeguard the interests of all shareholders and to enhance accountability and transparency. The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules during the period ended 30th September 2007, except the following deviation.

Under the Code Provision A.4.1, Non-Executive Directors should be appointed for a specific term, subject to re-election. During the period, none of the Non-Executive Director and the Independent Non-Executive Directors of the Company was appointed for any specific fixed term. In accordance with the bye-laws, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the Code.

APPRECIATION

On behalf of the Board, I would like to thank my fellow management and staff for their dedication and hard work during the past period, as well as our worldwide viewers, distributors, business partners and shareholders for their support.

On behalf of the Board
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer

Hong Kong, 14th December 2007


IMAGI INTERNATIONAL HOLDINGS LIMITED • INTERIM REPORT 2007/2008

Deloitte.
德勤

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF IMAGI INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Introduction
We have reviewed the interim financial information set out on pages 3 to 16, which comprises the condensed consolidated balance sheet of Imagi International Holdings Limited as of 30th September 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review
We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 14th December 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Imagi International Holdings Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire or subscribe for securities.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

CONNECTED TRANSACTION:
PROPOSED ISSUE OF
ZERO COUPON CONVERTIBLE NOTES

Independent financial advisor to
the Independent Board Committee and the Independent Shareholders

OPTIMA CAPITAL

Optima Capital Limited

A letter from the Independent Board Committee is set out on pages 17 to 18 of this circular and a letter from Optima Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders is set out on pages 19 to 33 of this circular.

A notice convening a special general meeting of Imagi International Holdings Limited to be held at 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Wednesday, 16 January 2008 at 10:30 a.m., is set out on pages 41 to 42 of this circular.

A form of proxy for use at the special general meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Tricor Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the special general meeting or any adjournment thereof if you so wish.

* *For identification purpose only*

24 December 2007

CONTENTS

In this circular, the following expressions shall, unless the context requires otherwise, have the following meanings:

"Announcement"	the announcement dated 4 December 2007 of the Company in respect of, among other matters, the entering into the Subscription Agreement and the Winnington Subscription Agreement
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day, other than a Saturday and a day on which a tropical cyclone warning no. 8 or above or a "black rainstorm warning signal" is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m., on which licensed banks are open for general banking business in Hong Kong throughout their normal business hours
"Company"	Imagi International Holdings Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Controlling Shareholders"	Sunni International Limited, Kao Chueng Chong, Michael, Happy Nation Limited and Kao Wai Ho, Francis
"Convertible Notes"	the Oxley Convertible Notes and the Winnington Convertible Notes and if the context otherwise requires, any of them
"Conversion Price"	the price at which each Conversion Share will be issued upon a conversion of all or part of the Winnington Convertible Notes
"Conversion Shares"	Shares to be issued upon conversion of any of the Convertible Notes
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors, namely, Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi, duly appointed by the Board to advise the Independent Shareholders in respect of the Winnington Subscription Agreement and the transactions contemplated thereunder
"Independent Shareholder(s)"	Shareholders other than Winnington and its associates
"Latest Practicable Date"	20 December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the third anniversary of the date of issue of the Winnington Convertible Notes
"Noteholder"	the person who is for the time being the holder of any of the Convertible Notes
"Optima Capital"	Optima Capital Limited, a corporation licensed to carry on business in type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Winnington Subscription Agreement
"Oxley Convertible Notes"	the zero coupon convertible notes in an aggregate principal amount of HK$274,000,000 to be issued by the Company to the Subscribers subject to the terms and conditions set out in the Subscription Agreement
"PRC"	the People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"SGM"	the special general meeting of the Company to be convened and held to consider and approve, among other matters, the Winnington Subscription Agreement, the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder
"Share(s)"	ordinary share(s) of a nominal value of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscribers"	Good Biz Invest Limited, managed by Oxley Capital Group, CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited, CQS Directional Opportunities Master Fund Limited and James M Sheridan Investment Trust, being parties to the Subscription Agreement. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, all the Subscribers and their ultimate beneficial owners are third parties independent of the Company and connected persons (within the meaning ascribed thereto in the Listing Rules) of the Company
"Subscription Agreement"	the conditional subscription agreement dated 4 December 2007 entered into between the Company and the Subscribers and in respect of the issue of the Oxley Convertible Notes
"Winnington"	Winnington Capital Limited
"Winnington Convertible Notes"	the zero coupon convertible notes in an aggregate principal amount of HK$132,000,000 to be issued by the Company to Winnington subject to the terms and conditions set out in the Winnington Subscription Agreement
"Winnington Subscription Agreement"	the conditional subscription agreement dated 4 December 2007 entered into between the Company and Winnington in respect of the issue of the Winnington Convertible Notes

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

Executive Directors:
Mr. Kao Cheung Chong, Michael *(Chairman)*
Mr. Kao Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)*
Mr. Douglas Esse Glen *(Co-Chief Executive Officer)*
Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*

Non-Executive Director:
Mr. Lam Pak Kin, Philip

Independent Non-Executive Directors:
Mr. Lai Chi Kin, Lawrence
Mr. Ng See Yuen
Mr. Oh Kok Chi

Registered Office:
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Head office and principal place of business in Hong Kong:
23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan, Hong Kong

24 December 2007

To all the Shareholders

Dear Sir/Madam,

CONNECTED TRANSACTION: PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE NOTES

INTRODUCTION

The purpose of this circular is to (i) give you further information on, among other matters, the Winnington Subscription Agreement and the issue of the Winnington Convertible Notes; (ii) set out the opinions of the Independent Board Committee and Optima Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder); and (iii) give you notice convening the SGM at which necessary resolution will be proposed to seek approval from the Independent Shareholders in respect of the Winnington Subscription Agreement, the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder.

* *For identification purpose only*

THE WINNINGTON SUBSCRIPTION AGREEMENT

Date: 4 December 2007

Parties:

(a) the Company, as the issuer of the Winnington Convertible Notes; and

(b) Winnington Capital Limited, a licensed corporation under the SFO permitted to engage in type 4, type 5 and type 9 of the regulated activities (as defined in the SFO), is a substantial Shareholder (i.e., a connected person of the Company).

Issue Size

The aggregate principal amount of the Winnington Convertible Notes is HK$132,000,000 (in a denomination of HK$2,000,000 each or in such other denomination as may be agreed by Winnington and the Company).

Conditions precedent of the Winnington Subscription Agreement

Completion of the Winnington Subscription Agreement is conditional on:

(a) the passing by the Independent Shareholders (by way of poll) of ordinary resolution(s) at the special general meeting of the Company approving the Winnington Subscription Agreement (and the transactions contemplated thereunder, including the issue of the Winnington Convertible Notes and the issue of the Conversion Shares thereby) in accordance with the provisions of the Listing Rules;

(b) the Listing Committee of the Stock Exchange granting (either unconditionally or subject only to conditions to which neither the Company nor Winnington has any reasonable objection) the listing of, and permission to deal in, the Conversion Shares which may fall to be issued on conversion in full of the Winnington Convertible Notes;

(c) (if required) the Bermuda Monetary Authority granting its consent to the issue of the Winnington Convertible Notes and the issue and allotment and free transferability of the Conversion Shares which may fall to be issued on conversion in full of the Winnington Convertible Notes;

(d) the Company delivering to Winnington (or its legal adviser on its behalf) an opinion from a firm of lawyers qualified to practice laws of Bermuda reasonably acceptable to Winnington confirming, among other matters, the legality, enforceability, and validity of the Winnington Subscription Agreement and the Winnington Convertible Notes and that the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder or otherwise pursuant to the terms and conditions of the

Winnington Convertible Notes comply with the requirements of applicable Bermuda law, and such other matters as Winnington may reasonably consider to be relevant to the Winnington Subscription Agreement and the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder, which opinion shall be in such form and substance reasonably satisfactory to Winnington; and

(e) the warranties given by the Company in the Winnington Subscription Agreement remaining true and accurate in all material respects and not misleading in any material respect as of the completion date of Winnington Subscription Agreement by reference to the facts and circumstances subsisting thereat.

If the conditions precedent set out above have not been fulfilled (or, in the case of conditions (d) and (e), waived by Winnington in whole or in part) on or before 31 January 2008 (or such other date as may be agreed between the Company and Winnington), the Winnington Subscription Agreement will lapse and become null and void and the parties to the Winnington Subscription Agreement will be released from all obligations under the Winnington Subscription Agreement, save for liabilities for any antecedent breaches.

Completion

Completion of the Winnington Subscription Agreement will take place on the third Business Day after fulfilment or waiver (as the case may be) of the conditions precedent set out above.

Undertakings

The Company has agreed to procure each of the Controlling Shareholders to undertake to Winnington that, for a period from the date of the Winnington Subscription Agreement up to the second anniversary of the issue date of the Winnington Convertible Notes, neither the Controlling Shareholders nor any person acting on his or its behalf will (except with the prior written approval of Winnington), among other things, offer, sell, contract to sell, pledge, encumber or otherwise dispose of any Shares or engage in other arrangements or transactions with similar economic effect on and subject to terms contained therein.

The Company has also agreed to undertake to Winnington that, for a period from the respective date of the Winnington Subscription Agreement up to a period of nine months after the issue date of the Winnington Convertible Notes, it shall not and shall procure its subsidiaries or certain other persons acting on its or their behalves not to (except with the prior written approval of Winnington), among other things, issue, offer, sell, contract to sell or otherwise dispose of any Shares or engage in other arrangements or transactions with similar economic effect on and subject to terms contained therein.

PRINCIPAL TERMS OF THE WINNINGTON CONVERTIBLE NOTES

The terms of the Winnington Convertible Notes were negotiated between the Company and Winnington on an arm's length basis and are summarized below:

Interest

The Winnington Convertible Notes will not bear any interest.

Maturity Date

Unless previously converted or redeemed, and subject to and in accordance with the terms and conditions of the Winnington Convertible Notes, the Company will repay 100% of the principal amount outstanding under the Winnington Convertible Note together with all interest accrued thereon on the Maturity Date.

Conversion provisions

Conversion rights of the Noteholder

The Noteholder will have the right to convert the whole or part of the principal amount of the Winnington Convertible Notes (in amounts of not less than a whole multiple of HK$2,000,000 on each conversion) into the Conversion Shares at the Conversion Price at any time during the period commencing from the ninetieth day from the issue date of the Winnington Convertible Notes and ending on the date which is the fifteenth day prior to the Maturity Date.

Conversion Price

The initial Conversion Price will be equal to HK$1.768 per Conversion Share, subject to such adjustment as may be made thereto, for example, in the event of the reorganization of the capital structure of the Company, dividend payment by the Company or further issue of securities, as set out in the Winnington Convertible Notes.

The initial Conversion Price of HK$1.768 per Conversion Share (i) represents a premium of approximately 25.39% to the closing price of HK$1.41 per Share as quoted on the Stock Exchange on 28 November 2007, being the last trading day immediately prior to the date of the Announcement; (ii) represents a premium of approximately 26.65% over the average closing price of approximately HK$1.396 per Share as quoted on the Stock Exchange for the last 5 consecutive trading days up to and including 28 November 2007; (iii) represents a premium of approximately 25% over the average closing price of approximately HK$1.414 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including 28 November 2007; and (iv) represents a premium of approximately 19.46% over the closing price of approximately HK$1.48 per Share as quoted on the Stock Exchange on 20 December 2007, being the Latest Practicable Date.

The initial Conversion Price of HK$1.768 per Share was arrived at after arm's length negotiation between the Company and Winnington regarding the Winnington Convertible Notes.

Conversion Shares

Assuming that the Winnington Convertible Notes are converted in full and the Conversion Price equals HK$1.768 per Share, a maximum of 74,660,633 Conversion Shares will fall to be issued, representing approximately 4.56% of the issued share capital of the Company as at the Latest Practicable Date and approximately 4.00% of the issued share capital of the Company as enlarged by the issue and allotment of all the Conversion Shares falling to be issued under the Oxley Convertible Notes (as defined in the Announcement) and the Winnington Convertible Notes on the assumption that no Shares will be issued after the Latest Practicable Date by the Company other than upon the exercise of the conversion rights attached to the Winnington Convertible Notes and the Oxley Convertible Notes.

The Conversion Shares will rank *pari passu* in all respects with the Shares in issue as at the date of conversion and will not be subject to any lock-up or any restrictions on subsequent sale thereof.

Negative pledges

The Company has undertaken that, so long as any principal amount of the Winnington Convertible Notes remain outstanding or any amount is due under or in respect of any of the Winnington Convertible Notes, it will not, and will procure that none of its subsidiaries will, create or permit to subsist or arise any encumbrance upon the whole or any part of their respective present or future undertakings, assets or revenues to secure any Relevant Indebtedness (as defined below) of the Company or any other subsidiary or to secure any guarantee of or indemnity in respect of any such Relevant Indebtedness unless, at the same time or prior thereto, the Company's obligations under the Convertible Notes are secured equally and rateably thereunder or have the benefit from a guarantee or indemnity in substantially identical terms thereto or, at the option of the Company by such other security, guarantee, indemnity or other arrangement as the Noteholder in its absolute discretion shall deem to be not materially less beneficial to the Noteholder. "**Relevant Indebtedness**" means any future or present indebtedness in the form of or represented by debentures, loan stock, bonds, notes, bearer participation certificates, depository receipts, certificates of deposit or other similar securities or instruments or by bills of exchange drawn or accepted for the purpose of raising money.

Redemption before the Maturity Date

(i) Redemption upon delisting

The Noteholder will have the right, at such Noteholder's option, to require the Company to redeem all or some only of that Noteholder's Convertible Notes at the Redemption Amount (as defined immediately below) upon the Shares ceasing to be listed or admitted to trading on the Stock Exchange.

"**Redemption Amount**" means an amount equal to 100% of the principal amount of the Convertible Notes redeemed plus the applicable Redemption Premium.

"**Redemption Premium**" shall, with respect to HK$2,000,000 principal amount of the Note, be the amount of interest accrued on the amount of HK$2,000,000 at a rate of 10% per annum, compounded on an annual basis, rounded (if necessary) to the nearest Hong Kong cent. being normal commercial terms as discussed and agreed between the Company and the Noteholder.

(ii) Redemption upon change of control

The Noteholder will have the right, at such Noteholder's option, to require the Company to redeem all or some only of that Noteholder's Convertible Notes at 125% of the Redemption Amount upon the occurrence of a change of Control (as defined below) which, with respect to the Company, means that (a) when any person or persons, acting together, acquires Control of the Company if such person or persons does not or do not have, and would not be deemed to have, Control of the Company on the date of issue of the Convertible Notes; (b) the Company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring Control over the Company or the successor entity; (c) one or more persons (other than any person referred to (a) above) acquires the legal or beneficial ownership of all or substantially all of the Company's issued share capital; or (d) the Controlling Shareholders cease to be the controlling shareholders (as defined in the Listing Rules) of the Company.

"**Control**" means the acquisition or control by a party or parties acting in concert of more than 50 per cent. of the voting rights of the issued share capital of the Company or the right to appoint and/or remove all or the majority of the members of the Board or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

(iii) Redemption at the option of Noteholder

Unless previously redeemed, converted or cancelled, the Noteholder will have the right, at such Noteholder's option, to require the Company to redeem all or some only of the Winnington Convertible Notes at the Redemption Amount at any time during the period commencing on thirtieth month from the date of issue of the Winnington Convertible Notes and ending on the date which is not later than sixty days prior to the Maturity Date.

Voting

The Noteholder will not be entitled to attend or vote at any meetings of the Company by reason only of it being a Noteholder.

Transferability

The Winnington Convertible Notes may be freely assigned and transferred in accordance with the terms and conditions of the Winnington Convertible Note, provided that no assignment or transfer shall be made to a connected person (within the meaning ascribed thereto in the Listing Rules) of the Company without the prior approval of the Company and provided further that the principal amount to be assigned or transferred is at least HK$2,000,000 and in integral multiples of HK$2,000,000.

Dividend

In the event that the Company declares and makes any dividends to the Shareholders and for so long as any principal amount of the Winnington Convertible Notes remains outstanding (except where the Conversion Price has been adjusted in accordance with the terms and conditions of the Convertible Notes), the Noteholder shall be entitled to a sum in cash equivalent to such amount of dividends as if the outstanding principal amount of the Winnington Convertible Notes were converted in full on the record date for the entitlement of such dividends at the then prevailing Conversion Price. Such sum shall be paid by the Company to the Noteholder by way of cash payment at the same time when such dividends are paid to the Shareholders in the event that the Company has not made corresponding adjustment to the Conversion Price in accordance with the terms and conditions of the Convertible Notes. The Directors' are of the view that such payment shall be treated as expense.

Listing

No application will be made for the listing of, or permission to deal in, the Winnington Convertible Notes on the Stock Exchange or any other stock exchange. An application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

SPECIFIC MANDATE

The Company shall seek approval from the Independent Shareholders (by way of poll) for the issue and allotment of the Conversion Shares (up to an aggregate of 74,660,633 Shares based on the initial Conversion Price of HK$1.768 per Conversion Share) which may fall to be issued upon the exercise of the conversion rights under the Winnington Convertible Notes at the SGM.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company immediately before and after the exercise of the conversion rights attached to the Oxley Convertible Notes and the Winnington Convertible Notes in full on the assumption that no Shares will be issued after the date of this Circular by the Company other than upon the exercise of the conversion rights attached to the Convertible Notes is as follows:

Upon completion of the Oxley Convertible Notes and the Winnington Convertible Notes

	Shareholding as at the Latest Practicable Date	Approximate percentage (%)	(assuming full conversion of the Oxley Convertible Notes only and no conversion on the Winnington Convertible Notes)	Approximate percentage (%)	(assuming full conversion of the Winnington Convertible Notes only and no conversion on the Oxley Convertible Notes)	Approximate percentage (%)	(assuming full conversion of the Oxley Convertible Notes and the Winnington Convertible Notes)	Approximate percentage (%)
Sunni International Limited *(Note 1)*	585,618,505	35.75	585,618,505	32.66	585,618,505	34.19	585,618,505	31.36
Kao Cheung Chong, Michael *(Note 1 and 2)*	42,125,785	2.57	42,125,785	2.35	42,125,785	2.46	42,125,785	2.26
Happy Nation Limited *(Note 1)*	12,197,985	0.75	12,197,985	0.68	12,197,985	0.71	12,197,985	0.65
Kao Wai Ho, Francis *(Note 1 and 2)*	62,535,764	3.82	62,535,764	3.49	62,535,764	3.65	62,535,764	3.35
Lam Pak Kin, Philip *(Note 2)*	2,034,000	0.13	2,034,000	0.11	2,034,000	0.12	2,034,000	0.11
Lai Chi Kin, Lawrence *(Note 2)*	361,500	0.02	361,500	0.02	361,500	0.02	361,500	0.02
Douglas Esse Glen *(Note 2)*	400,000	0.02	400,000	0.02	400,000	0.02	400,000	0.02
Hung Kam Biu, Kenneth *(Note 3)*	74,598,000	4.55	74,598,000	4.16	74,598,000	4.36	74,598,000	3.99
Trophy Asset Management Limited *(Note 3)*	7,186,000	0.44	7,186,000	0.40	7,186,000	0.42	7,186,000	0.38
Winnington Capital Limited *(Note 3)*	313,506,824	19.14	313,506,824	17.49	388,167,457	22.67	388,167,457	20.78
Good Biz Invest Limited, managed by Oxley Capital Group	-	-	101,809,955	5.68	-	-	101,809,955	5.45

	Shareholding as at the Latest Practicable Date	Approximate percentage (%)	(assuming full conversion of the Oxley Convertible Notes only and no conversion on the Winnington Convertible Notes)	Approximate percentage (%)	(assuming full conversion of the Winnington Convertible Notes only and no conversion on the Oxley Convertible Notes)	Approximate percentage (%)	(assuming full conversion of the Oxley Convertible Notes and the Winnington Convertible Notes)	Approximate percentage (%)
CQS Convertible and Quantitative Strategies Master Fund Limited	-	-	22,624,435	1.26	-	-	22,624,435	1.21
CQS Asia Master Fund Limited	-	-	12,443,439	0.69	-	-	12,443,439	0.67
CQS Directional Opportunities Master Fund Limited	-	-	9,049,773	0.51	-	-	9,049,773	0.49
James M Sheridan Investment Trust	-	-	9,049,773	0.51	-	-	9,049,773	0.49
Subtotal	1,100,564,363	67.19	1,255,541,738	70.03	1,175,224,996	68.62	1,330,202,371	71.23
Public	537,389,490	32.81	537,389,490	29.97	537,389,490	31.38	537,389,490	28.77
TOTAL	1,637,953,853	100.00	1,792,931,228	100.00	1,712,614,486	100.00	1,867,591,861	100.00

Notes:

1. Sunni International Limited is 54.67% beneficially owned by Happy Nation Limited, whose entire issued share capital is in turn beneficially owned by China Link Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trust Limited (acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members (including, Mr. Kao Wai Ho, Francis) are discretionary objects.

2. Each of Mr. Kao Cheung Cheung, Michael, Mr. Kao Wai Ho, Francis, Mr. Lam Pak Kin, Philip, Mr. Lai Chi Kin, Lawrence, and Mr. Douglas Esse Glen is a Director of the Company.

3. To the best knowledge of the Directors, having made all reasonable enquiries, 277,710,471 shares out of Winnington's shareholdings are held by Trophy Fund, whose capital is managed by Trophy Asset Management Limited, which in turn is wholly owned by Mr. Hung Kam Biu, Kenneth. Trophy Fund is advised by Winnington Capital Limited (delegated management by Trophy Asset Management Limited) which is 50% owned by each of Mr. Hung Kam Biu, Kenneth and his wife, Ms. Chu Jocelyn.

CONNECTED TRANSACTION

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Winnington is a licensed corporation under the SFO (Chapter 571 of the Laws of Hong Kong) permitted to engage in type 4, type 5 and type 9 of the regulated activities (as defined in the SFO) and as at the date of the Winnington Subscription Agreement and the Latest Practicable Date, Winnington, together with its associates, was interested in 395,290,824 Shares, representing approximately 24.13% of the entire issued share capital of the Company and therefore a substantial Shareholder.

As Winnington is a connected person of the Company, the entering into the Winnington Subscription Agreement by the Company with Winnington constitutes a connected transaction of the Company under chapter 14A of the Listing Rules and will require approval of the Independent Shareholders by way of poll. The SGM is convened to consider; and if thought fit, pass the relevant resolution in relation thereto. Under the Listing Rules, Winnington and its associates will be required to abstain from voting on the relevant resolution(s) in respect of the Winnington Subscription Agreement. As disclosed in the Announcement, the Subscribers and their respective associates will also be required to abstain from voting on the relevant resolutions at the SGM, should they hold any Shares on the date of SGM, as the Subscription Agreement is conditional on the approval of the Winnington Subscription Agreement.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 17 to 18 of this circular which contains its advice in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder), and the letter from Optima Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, set out on pages 19 to 33 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders as well as the principal factors and reasons taken into consideration in arriving at its advice.

REASONS FOR THE TRANSACTION

The Company is principally engaged in the production of computer graphics imagery animated motion pictures.

The Directors consider that given the current market sentiment in Hong Kong, the timing of the issue of the Convertible Notes is appropriate. The Directors also consider that the Subscription Agreement and the Winnington Subscription Agreement are also in the best interests of the Company and the Shareholders as a whole and the issue of the Convertible Notes is an appropriate means of raising additional capital for the Company since it will provide the Company with immediate funding without immediate dilution of the shareholding of the existing Shareholders and, if the conversion rights attached to the Convertible Notes are exercised, the capital base of the Company will be enlarged.

The Directors (including the independent non-executive Directors) consider that the principal terms of the Winnington Subscription Agreement, which are identical to those in the Subscription Agreement, are fair and reasonable.

USE OF PROCEEDS

The net proceeds from the issue of the Convertible Notes, after deduction of related expenses payable by the Company, will be approximately HK$394.7 million, of which approximately HK$128 million will be raised from the issue of the Winnington Convertible Notes and approximately HK$266.7 million will be raised from the issue of the Oxley Convertible Notes respectively. The Directors intend that the aggregate net proceeds from the issue of the Convertible Notes will be used for the development of four full length feature computer graphics imagery animation movies scheduled tentatively to be released during the period from the first quarter of 2009 to the third quarter of 2011.

FUNDS RAISED FROM ISSUE OF EQUITY SECURITIES BY THE COMPANY IN THE PAST 12 MONTHS

In January 2007, the Company conducted a top-up placing and subscription of Shares whereby the Company allotted and issued 125,000,000 Shares at a subscription price of HK$3.50 per Share. The actual use of proceeds of the issue of Shares approximately HK$427 million is in line with the intended use of proceeds as disclosed in the announcement of the Company dated 15 January 2007:

Intended use of proceeds	Intended approximate amount of proceeds to be used *(HK$ million)*	Actual use of proceeds	Actual approximate amount of proceeds used *(HK$ million)*	Unutilized proceeds *(HK$ million)*
To be used for the development of new CG animation feature file projects	380	Development of new CG animation feature file projects	211	169
To be used for the expansion of the Company's studios in Hong Kong and in the United States of America and for the Group's working capital purposes	47	Capital expenditures and operational expenses	47	N/A
			Total:	169

Particulars of the top-up placing and subscription of Shares are disclosed in the announcement of the Company dated 15 January 2007.

SGM

The SGM will be held at 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Wednesday, 16 January 2008 at 10:30 a.m. (or any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions to approve the Winnington Subscription Agreement, the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares thereunder. A notice convening the SGM is set out on pages 41 to 42 of this circular.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Hong Kong branch share registrar, Tricor Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjournment thereof if you so wish.

PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is required under the Listing Rules or a poll is demanded by:

(i) the chairman of such meeting; or

(ii) at least three members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Pursuant to bye-law 67 of the bye-laws of the Company, unless a poll is so required or duly demanded and, in the later case, the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against that resolution.

RECOMMENDATION

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder). Optima Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder). The Independent Board Committee, having taken into account the advice of Optima Capital, considers the terms of the Winnington Subscription Agreement (and the transactions contemplated thereunder) are fair and reasonable and in the interest of the Company and the Shareholders as a whole and accordingly recommends that the Independent Shareholders vote in favour of the ordinary resolution to approve the Winnington Subscription Agreement (and the transactions contemplated thereunder) to be proposed at the SGM.

GENERAL

Your attention is drawn to (i) the letters from the Independent Board Committee set out on pages 17 to 18 of this circular which contains, among other things, the opinion of the Independent Board Committee to the Independent Shareholders in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder); (ii) from Optima Capital set out on pages 19 to 33 of this circular which contains, among other things, its advice to the Independent Board Committee and the Independent Shareholders in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder); and (iii) further information contained in the appendix to this circular.

By order of the Board
IMAGI INTERNATIONAL HOLDINGS LIMITED
Mr. Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

24 December 2007

To all the Independent Shareholders

Dear Sir/Madam,

PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE NOTES

We have been appointed as members of the Independent Board Committee to advise you in connection with the captioned connected transaction, details of which are set out in the "Letter from the Board" in the circular dated 24 December 2007 (the "Circular") of which this letter forms part. Defined terms used in this letter shall have the same meanings as given to them in the Circular unless the context otherwise requires.

We, being the independent non-executive Directors constituting the Independent Board Committee, are writing to you to set out our advice in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder). The Independent Board Committee was set up to advise you as to whether in its view the terms of the Winnington Subscription Agreement are fair and reasonable as far as the Independent Shareholders are concerned and whether the Winnington Subscription Agreement is in the interests of the Company and the Shareholders as a whole and to advise you on how to vote, taking into account the recommendations of the independent financial adviser appointed for such purpose.

Optima Capital has been appointed by the Company to make recommendations to us and you as to whether the terms of the Winnington Subscription Agreement (and the transactions contemplated thereunder) are fair and reasonable as far as the Independent Shareholders are concerned and whether the Winnington Subscription Agreement is in the interests of the Company and the Shareholders as a whole and to advise you on how to vote. Details of its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 19 to 33 of the Circular.

Your attention is also drawn to the "Letter from the Board" set out on pages 4 to 16 of the Circular and the additional information set out in the appendix to the Circular.

* *For identification purpose only*

Having considered the terms of the Winnington Subscription Agreement (and the transactions contemplated thereunder) and taken into account the recommendations of Optima Capital, we consider that the terms of the Winnington Subscription Agreement are fair and reasonable as far as the Independent Shareholders are concerned and the Winnington Subscription Agreement is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder) to approve the same.

Yours faithfully,
Independent Board Committee of
IMAGI INTERNATIONAL HOLDINGS LIMITED

Mr. Lai Chi Kin, Lawrence	**Mr. Ng See Yuen**	**Mr. Oh Kok Chi**
Independent Non-Executive Director	*Independent Non-Executive Director*	*Independent Non-Executive Director*

The following is the letter of advice from Optima Capital to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.


OPTIMA
CAPITAL

Unit 3618, 36th Floor
Bank of America Tower
12 Harcourt Road, Central,
Hong Kong

24 December 2007

To: *the Independent Board Committee and the Independent Shareholders of Imagi International Holdings Limited*

Dear Sirs,

PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE NOTES

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the Winnington Subscription Agreement entered into between the Company and Winnington and the proposed issue of the Winnington Convertibles Notes by the Company to Winnington. Details of the Winningtion Subscription Agreement and the Winnington Convertible Notes are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 24 December 2007 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined.

On 4 December 2007, the Company and the Subscribers entered into the Subscription Agreement pursuant to which the Company has agreed to issue, and the Subscribers agreed to subscribe for, the Oxley Convertible Notes in an aggregate principal amount of HK$274,000,000. In addition, the Company and Winnington entered into the Winnington Subscription Agreement pursuant to which the Company has agreed to issue, and Winnington agreed to subscribe for, the Winnington Convertible Notes in an aggregate principal amount of HK$132,000,000. The principal terms of the Oxley Convertible Notes and the Winnington Convertible Notes are identical. Completion of the Subscription Agreement is conditional on the Independent Shareholders having approved the Winnington Subscription Agreement.

As at the Latest Practicable Date, Winnington, together with its associates, was interested in 395,290,824 Shares, representing approximately 24.1% of the entire issued share capital of the Company and therefore a substantial Shareholder and connected person of the Company. As a result, the entering into the Winnington Subscription Agreement by

the Company with Winnington constitutes a connected transaction of the Company under chapter 14A of the Listing Rules. In this connection, the Company will seek the Independent Shareholders' approval of the Winnington Subscription Agreement at the SGM. Winnington and its associates, as well as the Subscribers and their respective associates will be required to abstain from voting on the resolution to be proposed at the SGM in respect of the Winnington Subscription Agreement.

The Independent Board Committee, comprising all the three independent non-executive Directors, namely Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi has been established to make recommendation to the Independent Shareholders regarding the terms of the Winnington Subscription Agreement and the Winnington Convertible Notes. Optima Capital has been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Winnington Subscription Agreement (including the issue of Winnington Convertible Notes and the Convertible Shares) are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned, and whether the entering into of the Winnington Subscription Agreement is in the interests of the Company and the Shareholders as a whole.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material respects at the time they were made and up to the date of the SGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information have been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Group, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Winnington Subscription Agreement (including the issue of Winnington Convertible Notes and the Conversion Shares) are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1. Background to and reason for the issue of Convertible Notes

The Company is principally engaged in the production of computer graphics imagery animated motion pictures. According to the annual report of the Company for the financial year ended 31 March 2007, over 98.9% of the turnover was contributed from the full completion and delivery of one computer graphics animation film, namely Teenage Mutant Ninja Turtles ("TMNT"), and one 2D anime film, namely Highlander. Total turnover of the Group increased substantially to

HK$243.5 million for the year ended 31 March 2007 representing an increase of around 36 times from HK$6.6 million for the financial year ended 31 March 2006. The net loss attributable to the Shareholders for the year ended 31 March 2007 was HK$139.0 million compared with that for the year ended 31 March 2006 of HK$72.2 million, representing a 92.5% increase.

Over half of the production cost of TMNT was jointly financed by Warner Brothers and Weinstein Company, and thus the Company could only share a minority part of the revenue. As advised by the management of the Company, the Company intended to finance future production from its internal resources in order to lower the distribution fees paid to third party production partners and hence increase the revenue. As mentioned in the annual report for the financial year ended 31 March 2007, the Group is currently developing two animation movies, namely Astro Boy and Gatchaman, which are expected to be completed in late 2008 and mid-2009 respectively. By financing the two animation films mainly by its own resources, the Group is able to increase its share of the revenue. As advised by the management of the Company, as at the Latest Practicable Date, the Company entered into preliminary agreements with Warner Brothers and Weinstein Company for the distribution of Astro Boy and Gatchaman. Concurrently, the Group is sourcing and creating new and exciting concepts and stories that will be developed into new proprietary titles. It is expected that two more animation movies will be developed in the next three years in order to pursue a long term development plan to generate sustainable returns for the Shareholders.

In view of the above business plan, the Directors propose to raise fund to support the business development of the Group. The net proceeds from the Oxley Convertible Notes and Winnington Convertible Notes, after deduction of related expenses payable by the Company, will be approximately HK$394.7 million. The Directors intend that the net proceeds will be used for the development of four full length feature computer graphics imagery animation movies tentatively to be released during the period from the first quarter of 2009 to the third quarter of 2011. As mentioned above, two of the movies will be Astro Boy and Gatchaman. Taking into account the Group's production plan in the pipeline and strategies towards financing production costs of movies, we concur with the Directors' view that the issue of the Convertible Notes will provide the necessary funding for the Group to carry out its business plan. The Directors consider that given the current market sentiment in Hong Kong, the timing of the issue of the Convertible Notes is appropriate.

In light of the above, we are of the view that the entering into of the Subscription Agreement and the Winnington Subscription Agreement which enable the Group to raise capital for its development plan is commercially justified.

2. **Alternative financing methods**

In order to obtain funding to strengthen the financial position of the Group and to finance the development of four full length feature computer graphics imagery movies for the coming years, as set out in the above paragraph headed "Background to and reason for the issue of Convertible Notes", the Directors have considered various alternative means of financing.

Debt financing from bank borrowings

Based on the unaudited consolidated balance sheet of the Group as at 30 September 2007, the Group had outstanding convertible notes of HK$9.2 million bearing an annual interest rate of 3% and no outstanding bank borrowings. The outstanding principal amount of the convertible notes as at 31 March 2007 was approximately HK$54.3 million. As stated in the annual report of the Company for the financial year ended 31 March 2007, the effective interest rate of the Group's unsecured bank borrowings is at the range of HIBOR plus 1% to HIBOR plus 1.15%. Based on the 1-year HIBOR rate as the Latest Practicable Date, the interest rate would be approximately 4.7% whereas the coupon rate of the Winnington Convertible Notes is zero. Based on the above interest rate and the gross proceeds of HK$406 million from the issue of the Convertible Notes, the Group would incur annual interest expense of approximately HK$19.1 million if the bank borrowings would have been chosen as an alternative. Accordingly, the Directors consider that the interest expenses which might have to be incurred from bank borrowings may create greater pressure on the immediate cashflow of the Group and also result in less favourable financial and debt position. Taking account of the net loss attributable to the shareholders for the financial years ended 31 March 2006 and 2007 of HK$72.2 million and HK$139.0 million respectively, we concur with the view of the Directors that bank borrowings are not appropriate for or beneficial to the Group and that the issue of the Winnington Convertible Notes provides a relatively less costly way of financing the Company.

Other equity financing

The Directors have considered other equity financing as follows:

(i) Placing of new shares will have an immediate dilution effect on the shareholding interest of existing shareholders whereas, in normal circumstances, an issue of convertible notes does not create an immediate dilution effect on the existing shareholders unless and until the conversion rights attached to the convertible notes are exercised. Moreover, the subscription price of top-up placing and subscription of Shares conducted by the Company in January

2007 (details are set out in the announcement of the Company dated 15 January 2007) represented a discount to the prevailing market price of the Shares at that time. And we note that in a placing of new shares, the placing price is usually set at a discount to market price whereas the Conversion Price represents a premium to the prevailing market price of the Shares; and

(ii) The average daily trading volume of the Shares for the trading days during the past 12 months ended on 28 November 2007, being the last trading day prior to the suspension of trading in the Shares pending release of the Announcement (the "Last Trading Day") is approximately 3,189,061 Shares per trading day, representing merely approximately 0.2% of the total number of the Shares in issue and approximately 0.6% of the number of the Shares in public hands as at the Latest Practicable Date. Due to the fact that the trading volume of the Shares is relatively thin, the Directors consider that if the Company raises the necessary funds by way of a rights issue or an open offer instead of the issue of the Winnington Convertible Notes, it might have to be set at a high offer ratio and the subscription price for which would have to be set at significant discounts to the prevailing market price of the Shares so as to attract subscription by the Shareholders. In addition, underwriting uncertainty and market risk associated with a rights issue or an open offer is normally higher as it would take a longer time to complete a rights issue or an open offer and any arm's length underwriting are normally subject to standard force majeure clause in favour of the underwriter. In light of the fact that a significant discount rate to the prevailing market price of the Shares might have to be offered in order for a rights issue or an open offer to be fully underwritten by independent underwriter(s) and a longer period of completion time will be required by a rights issue or an open offer, we consider that a rights issue or an open offer is a less appropriate means of financing than the issue of the Winnington Convertible Notes in the circumstances.

Accordingly, we consider that as compared to debt financing from bank borrowings and other equity financing, the issue of the Winnington Convertible Notes is an appropriate financing method under the current circumstances.

3. Principal terms of the Oxley Convertible Notes and the Winnington Convertible Notes

The principal terms of the Oxley Convertible Notes and the Winnington Convertible Notes (collectively called "Convertible Notes") are identical, which are summarised as follows:

(a) Conversion Price

The initial Conversion Price of HK$1.768 per Conversion Share, subject to usual anti-dilution adjustments in certain events such as reorganization of the capital structure of the Company, dividend payment by the Company or further issue of securities, was determined after arm's length negotiations with reference to the prevailing market prices of the Shares.

(1) Share price performance

The Conversion Price of HK$1.768 per Share represents:

		Price/Value per Share *HK$*	Premium/ (discount) %
(i)	Closing price as quoted on the Stock Exchange as at the Latest Practicable Date	1.48	19.5
(ii)	Closing price as quoted on the Stock Exchange as at the Last Trading Day	1.41	25.4
(iii)	Average closing price per Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Trading Day	1.41	25.4
(iv)	Average closing price per Share as quoted on the Stock Exchange for the last 30 trading days up to and including the Last Trading Day	1.53	15.6
(v)	Average closing price per Share as quoted on the Stock Exchange for the last 60 trading days up to and including the Last Trading Day	1.61	9.8
(vi)	Average closing price per Share as quoted on the Stock Exchange for the last 180 trading days up to and including the Last Trading Day	2.2	(19.6)
(vii)	The unaudited consolidated net assets value of the Group per Share as at 30 September 2007 (based on the unaudited consolidated net assets value of the Group as at 30 September 2007 of approximately HK$582.3 million divided by 1,603.5 million issued Shares as at 30 September 2007)	0.36	391.1

The chart below illustrates the daily closing price per Share as quoted on the Stock Exchange during the past 12 months up to and including the Latest Practicable Date.


Release of TMNT
Closing Share Price (HK$)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Closing Price
Conversion Price

As illustrated in the chart above, the recent market prices of the Shares are on a downward trend. We believe the sharp increase in the fourth quarter of 2006 was mainly due to the acquisition of optioned right to produce Astro Boy and Gatchaman and the news relating to the release of TMNT in early 2007. The trailer of TMNT was released in January 2007 and the market continued to speculate on the potential financial returns generated from the release of TMNT and thus the Share price continued to rise. TMNT released in the United States in late March 2007 with US$24.3 million box office receipts in the first week. However, box office receipts dropped 62% in the second week and 48% in the third week, prompting a sharp decrease in the Share price. For the six months period until the Latest Practicable Date, the Share price dropped significantly and stayed at the range of HK$1.4 to HK$2.8, which we believe reflected the market view's on the prospect and financial performance of the Group.

Based on the above, we consider the Conversion Price representing (i) premium over more recent share price performance of the Company; and (ii) premium over the consolidated net assets value of the Group to be fair and reasonable.

(2) Comparables

In order to assess the fairness and reasonableness of the terms of the Winnington Convertible Notes, we consider that it would be more appropriate to look into the issue of convertible notes with principal amount of less than HK$500 million to independent third parties by companies listed on the Main Board of the Stock Exchange announced for the period from 5 October 2007 to 4 December 2007, being the two-month period immediately before the date of the Winnington Subscription Agreement. The key terms of these market comparables are set out in the following table:

Date of Announcement	Company (stock code)	Principal amount	Interest	Maturity	Redemption price at maturity	Effective interest	Premium/ (discount) of conversion price over/to the last trading date
8-Oct-07	Golden Resources Development International Limited (677)	HK$85.5 million	4.00%	3yrs	100.00%	4.00%	(1.10%)
1-Nov-07	GFT Holdings Limited (1003)	HK$300 million	4.00%	2yrs	100.00%	4.00%	(58.59%)
15-Oct-07	Termbray Industries International (Holdings) Limited (93)	HK$133.7 million	0.00%	3yrs	100.00%	0.00%	(21.10%)
23-Oct-07	Paradise Entertainment Limited (1180)	HK$76 million	7.00%	2yrs	100.00%	7.00%	28.21%
26-Oct-07	Kenfair International (Holdings) Limited (223)	HK$345 million	0.00%	5yrs	100.00%	0.00%	(69.70%)
26-Oct-07	Kong Sun Holdings Limited (295)	HK$100 million	8.00%	3yrs	100.00%	8.00%	300.00%
30-Oct-07	U-right International Holdings Limited (627)	HK$24 million	HIBOR +1% (approximately 4.8%)	3yrs	135.00%	16.47%	10.00%

Date of Announcement	Company (stock code)	Principal amount	Interest	Maturity	Redemption price at maturity	Effective interest	Premium/ (discount) of conversion price over/to the last trading date
13-Nov-07	Gay Giano International Group Limited (686)	HK$18 million	3.00%	3yrs	110.00%	6.33%	25.00%
26-Nov-07	Chun Wo Development Holdings Limited (711)	HK$372.3 million	0.00%	5yrs	143.60%	8.72%	29.76%
29-Nov-07	Neptune Group Limited (70)	HK$138 million	1.00%	10yrs	100.00%	1.00%	(13.04%)
High			7.00%	10yrs	143.60%	16.47%	29.76%
Low			0.00%	2yrs	100.00%	0.00%	(69.70%)
Average			2.48%	4.1yrs	111.73%	5.43%	(4.96%)
Winnington Convertible Notes			*0.00%*	*3yrs*	*100.00%*	*11.03% (Note)*	25.40%

Note: The effective interest rate of the Winnington Convertible Notes is for illustrative purpose only because the calculation has taken into account the early redemption clause as mentioned below. The Noteholders may or may not exercise their rights on early redemption. In the event that the Noteholders do not exercise such rights, the early redemption interest will not be incurred by the Group and if this is the case, the effective interest rate of the Winnington Convertible Notes is zero.

Given that the premium represented by the conversion price of the convertible notes issued by Kong Sun Holdings Limited was significantly different from those issued by other listed companies during the two-month period immediately before the date of the Winnington Subscription Agreement as listed above, we have chosen not to include them as part of the market comparables (the "Comparables") in the calculation of the high, low and average figures of the Comparables and in the following analysis.

As indicated above, the conversion prices of the Comparables ranged from a discount of approximately 69.7% to a premium of approximately 29.8% over the closing price of the last trading day immediately prior to the date of relevant announcements. The premium of the Conversion Price of the Winnington Convertible Notes to the closing price on the Last Trading Day of approximately 25.4% approaches the higher end of the range of the Comparables and is significantly higher than the average of a 5.0% discount of the Comparables. Accordingly, we are of the view that the premium represented by the Conversion Price to the closing price on the Last Trading Day is favourable to the Company.

(b) Redemption

Under the terms of the Convertible Notes, unless previously converted or redeemed, the Company will repay 100% of the outstanding principal amount under the Convertible Notes on the Maturity Date without premium whereas the Comparables are redeemable at maturity at an average premium of 111.73%. Thus, we are of the view that the redemption at 100% of the principal amount of the Convertible Notes at maturity is favourable to the Company.

Pursuant to the terms of the Convertible Notes, the Noteholders have the rights to require early redemption upon the Shares ceasing to be listed or admitted to trading on the Stock Exchange at the Redemption Amount which equal to 100% of the principal amount of the Convertible Notes plus a Redemption Premium at a rate of 10% per annum, compounded on an annual basis. The Noteholders also have the rights to require early redemption upon a change of control with respect to the Company at a premium of 125% on the Redemption Amount. We are of the view that these terms which serve to protect the interests of Noteholders are not unusual for convertible debt securities of similar kind. In addition, the Noteholders have the right to require the Company to redeem all or part of the Convertible Notes at the Redemption Amount during the period commencing on thirtieth month from the date of issue of the Convertible Notes and ending on the date which is not later than sixty days prior to the Maturity Date. By the time when the early redemption right may be exercised (i.e. in around mid-2010) and based on existing business plan of the Group, it is expected that certain of the animation movies to be produced by the Company would have been released and thereby, the cashflow position of the Group would have been strengthened. Given that the early redemption right only commences from the thirtieth month from the date of issue which represents approximately 83.3% of the duration of the term of the Convertible Notes, the Company shall be able to arrange necessary financings to prepare the early redemption and/or redemption at maturity if it is reasonably estimated that the Noteholders will not exercise the conversion right. Based on the above factors, we are of the view that the early redemption clause is acceptable.

(c) Interest rate

The interest rate of the Convertible Notes is zero. As mentioned above, no redemption premium at maturity is required but the Noteholders have the right to require the Company to redeem all or part of the Convertible Notes at the Redemption Amount during the period commencing on thirtieth month from the date of issue of the Convertible Notes and ending on the date which is not later than sixty days prior to the Maturity Date. Taking into account the above early redemption clause, the effective interest rate of the Convertible Notes is approximately 11.0%, which is within the range of the Comparables carrying effective interest rates ranging from 0% to 16.5%.

(d) Convertible period

Under the terms of the Convertible Notes, the Noteholders will have the right to convert the whole or part of the principal amount of the Convertible Notes into Conversion Shares at the Conversion Price at any time during the period commencing from the ninetieth day from the issue date of the Convertible Notes and ending on the date which is the fifteenth day prior to the Maturity Day.

It is reasonable to assume that the business and financial performance of the Group, to certain extent, can be reflected from the market price per Share. In the event that the performance of the Group improves, we consider that the conversion mechanism would facilitate the Company to convert the liabilities under the Convertible Notes into equity capital, thus enlarging the capital base of the Group and reducing the gearing ratio of the Group and therefore, the Company would not be required to look for alternative funding or realizing its assets with a view to financing redemption of the Convertible Notes on Maturity Date.

(e) Dividend

Pursuant to the terms of the Convertible Notes, in the event that the Company declares and makes any dividends to the Shareholders and for so long as any principal amount of the Convertible Notes remains outstanding (except where the Conversion Price has been adjusted in accordance with the terms and conditions of the Convertible Notes), the Noteholders shall be entitled to a sum in cash equivalent to such amount of dividends as if the outstanding principal amount of the Convertible Notes were converted in full on the record date for the entitlement of such dividends at the then prevailing Conversion Price. Although all the Comparables identified by us did not have such dividend entitlement clause, we note that the Company has not declared any dividend since 2004. As discussed with the management of the Company, we understand that the Company will consider to declare dividends only if there is significant improvement of the financial performance of the Group. We take the view that dividend payment is at the discretion of the management of the Company and the Company has the flexibility to make such a distribution if the prevailing financial positions of the Group allow. We also consider that the aforesaid arrangement can be seen as an anti-dilution mechanism to the Noteholders and therefore, is acceptable.

(f) Other terms of the Convertible Notes

The Convertible Notes have a maturity period of three years from the date of issue and may be assigned or transferred in respect of the whole or any part (in an amount or integral multiple of HK$2,000,000) subject to compliance of the conditions, approvals, requirements and any other provisions of or under (i) the Stock Exchange or the Listing Rules; (ii) the approval for

listing in respect of the Conversion Shares; and (iii) all applicable laws and regulations. A Noteholder will not be entitled to receive notice of, attend or vote at any general meetings of the Company by reason only of it being a Noteholder. The Conversion Shares will rank pari passu in all aspects with the Shares in issue as at the date of conversion and will not be subject to any lock up or any restrictions on subsequent sale thereof. The Convertible Notes may be freely assigned and transferred provided that no assignment or transfer shall be made to a connected person of the Company without the prior approval of the Company.

We consider that the above terms of the Convertible Notes in relation to the maturity, transferability, voting and ranking are normal for convertible debt securities of similar kind.

Having considered (i) the Conversion Price are at premium over the prevailing market price of the Shares and falls within the prevailing market range; (ii) the Convertible Notes do not require any annual interest payment; (iii) no redemption premium will be required at maturity of the Convertible Notes; (iv) the effective interest rate of the Convertible Notes assuming early redemption rights are exercised is within the range of the Comparables; (v) the conversion mechanism provides flexibility to the Company to enlarge its capital base and reduce the gearing of the Group; and (vi) the terms of the Convertible Notes in relation to the maturity, transferability, voting and ranking are normal for convertible debt securities of similar kind, we are of the view that the terms of the Winnington Subscription Agreement and the transactions contemplated thereunder (including the issue of the Winnington Convertible Notes and the Conversion Shares) are on normal commercial terms and fair and reasonable as far as the Independent Shareholders are concerned and the entering into of the Winnington Subscription Agreement is in the interests of the Company and the Shareholders as a whole.

4. Possible financial effects on the Group

We note that completion of the Subscription Agreement is conditional on the Independent Shareholders having approved the Winnington Subscription Agreement and it is expected that completion of the Subscription Agreement will take place prior to, or on or about the same time as, that of the Winnington Subscription Agreement. Accordingly, we consider that it would be more appropriate to analyse the financial effects of the issue of the Convertible Notes on the Group as a whole rather than analysing the issue of the Winnington Convertible Notes on a standalone basis. The following analysis on the effect on the working capital, net assets value and gearing position of the Group as a result of the issue of the Convertible Notes and its subsequent conversion into Conversion Shares is for illustration purpose only assuming that there will not be any changes to the issued share capital of the Company from the Latest Practicable Date other than the completion of the Subscription Agreement and the Winnington Subscription Agreement, and the issue of the Conversion Shares upon full conversion of the Convertible Notes at the Conversion Price.

(a) Working capital

Based on the unaudited financial statements of the Group for the year ended 30 September 2007, the Group had net current assets of approximately HK$232.6 million, comprising current assets of approximately HK$251.5 million, including cash and bank balances of approximately HK$221.9 million, and current liabilities of approximately HK$18.9 million. Assuming the factors which may affect working capital position remain unchanged, the Group's net current assets will be enhanced as a result of the increase in its cash and bank balances of approximately HK$394.7 million received from the net proceeds of the issue of the Convertible Notes. Therefore, we are of the view that the issue of the Convertible Notes is favourable to the working capital position of the Group and beneficial to the long term development plan of the Company as mentioned in section headed "Background of and reason for the issue of Convertible Notes".

(b) Net assets value

Based on the number of Shares in issue as at the Latest Practicable Date of 1,637,953,853 Shares, and the Group's consolidated net assets value of approximately HK$582.3 million as at 30 September 2007, the consolidated net assets value per Share is approximately HK$0.36. It is expected that the net assets value of the Group will be improved upon the issue of the Convertible Notes but before any conversion as the increase in cash would be higher than the increase in liability component of the Convertible Notes given that certain portion of the principal amount would be allocated to the equity component of the Convertible Notes.

Assuming the Convertible Notes are converted in full at the initial Conversion Price, a maximum of 229,638,008 Shares will fall to be issued and the total principal amount of HK$406 million (before expense) will be contributed to the total equity and the net assets value of the Group will be increased by the same amount. Therefore, both the consolidated net assets value of the Group and the consolidated net assets value per Share will be increased immediately upon full conversion of the Convertible Notes at the Conversion Price. Based on the above, we are of the view that the issue of the Convertible Notes is favourable to the net assets value of the Group.

(c) Gearing position

Based on the unaudited consolidated balance sheet of the Group as at 30 September 2007, the Group had a gearing ratio of 5.2%, calculated as total liabilities over total equity. Given that the liability component of Convertible Notes would increase the borrowings of the Group as a result of the issue of the Convertible Notes, the gearing ratio of the Group upon completion of the Subscription Agreement and the Winnington Subscription Agreement but before any conversion of the Convertible Notes would be increased as it is reasonable

to expect that the liability component will be larger than the equity component. Taking into account the principal amount of the Convertible Notes, the increase in gearing ratio is expected to be significant. However, we are not in a position to quantify the magnitude of such increase in gearing because it will very much depend on the allocation of liability component and equity component of the Convertible Notes in the consolidated balance sheet of the Group upon completion.

However, the gearing ratio of the Group will decrease gradually from time to time during the term of the Convertible Notes upon conversion. Immediately upon full conversion of the Convertible Notes, the total principal amount of the Convertible Notes will be contributed to the equity of the Company and increase the total equity attributable to equity holders of the Company.

Taking into account the benefits as mentioned in the paragraph headed "Background of and reason for the issue of Convertible Notes" above and the present relative low gearing position of the Company, we consider that the increase in the gearing ratio of the Group immediately upon completion of the Subscription Agreement and Winnington Subscription Agreement is justifiable so far as the Independent Shareholders are concerned.

5. Dilution in shareholding

Based on the shareholding structure of the Company as set out in the "Letter from the Board" to this circular, as at the Latest Practicable Date, 537,389,490 Shares were held by public Shareholders, representing approximately 32.8% of the issued share capital of the Company. Upon exercise of the conversion rights attaching to the Convertible Notes, such corresponding shareholding will be diluted to approximately 28.8%, representing a dilution effect of approximately 12.2%. The Shareholders should note that potential dilution effect on earnings per Share and shareholding is inevitable for issue of the Convertible Notes. Shareholders would face a similar level of dilution if a placing of new Shares of similar size of the issue of Convertible Notes is proceeded. Nevertheless, as discussed in the section headed "Alternative financing methods" above, a rights issue or an open offer is not an appropriate alternative to the Company at the prevailing time.

Having considered (i) the benefits as discussed in the paragraph headed "Background of and reason for the issue of Convertible Notes" above; and (ii) the issue of the Convertible Notes is a preferred means of financing compared with all other alternative means of financing as discussed in the paragraph headed "Alternative financing methods" above, we consider that the potential benefits from the issue of the Convertible Notes outweigh the potential dilution effects on the shareholdings. Based on the above, we are of the view that the potential dilution effect is acceptable so far as the Independent Shareholders are concerned.

CONCLUSION

Having taken into account the above principal factors, we are of the opinion that the terms of the Winnington Subscription Agreement are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned and the entering into of the Winnington Subscription Agreement is in the interests of the Company and the Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Winnington Subscription Agreement and the transactions contemplated thereunder.

Yours faithfully,
for and on behalf of
OPTIMA CAPITAL LIMITED
Mei H. Leung
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable date, the interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) of the Directors and the chief executive of the Company which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be recorded in the register referred to therein, or which were otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 to the Listing Rules, were as follow:

(i) Interests in the Company

	Number of Shares held			
Name of Directors	Personal interest	Corporate interest	Other interest	Percentage interest (%)
Kao Cheung Chong, Michael	32,752,765	9,373,020 *(Note (i))*	597,816,490 *(Note (ii))*	39.07 (L)
Kao Wai Ho, Francis	62,535,764	-	597,816,490 *(Note (ii))*	40.32 (L)
Tse Chi Man, Terry	5,000,000	-	-	0.31 (L)
Douglas Esse Glen	12,400,000	-	-	0.76 (L)
Lam Pak Kin, Philip	2,034,000	-	-	0.12 (L)
Lai Chi Kin, Lawrence	361,500	-	-	0.02 (L)

Notes:

(i) These Shares are held by Kessuda Consultants Limited whose entire issued share capital is beneficially owned by Mr. Kao Cheung Chong, Michael.

(ii) Please refer to the interest held by HSBC International Trustee Limited as disclose in the paragraph headed "(b) Interest of substantial shareholders" below.

(iii) The letter "L" stands for the long position of the Directors interests in the share capital of the Company.

(ii) Interests in associated corporations

Name of Directors	Name of associated corporations	Class of shares	Number of shares	Percentage interest (%)
Kao Cheung Chong, Michael	Boto International Holdings Limited	Ordinary shares of US$1 each	7,705	6.93
	Sunni International Limited	Ordinary shares of US$1 each	5,637	54.67
	Treasure Path Company Limited	Non-voting 5% deferred Shares of HK$1 each	385,000 *(note)*	N/A
Lam Pak Kin, Philip	Boto International Holdings Limited	Ordinary shares of US$1 each	1,053	0.95
	Sunni International Limited	Ordinary shares of US$1 each	310	3.00

Note: The non-voting 5% deferred shares (held as to 340,000 shares by Happy Nation Limited and as to 45,000 shares by Kessuda Consultants Limited are attributable to Mr. Kao Cheung Chong, Michael by virtue of the SFO) practically carry no rights to dividend or to receive notice of or to attend or vote at any general meeting of the respective subsidiaries or to participate in any distribution on winding up.

Save as disclosed above, as at the Latest Practicable date, none of the Directors and chief executive of the Company had any interests or short position in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be recorded in the register referred to therein, or which were otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(b) Interests of substantial shareholders

As at the Latest Practicable Date, according to the register kept by the Company under Section 336 of the SFO and so far as is known to the Directors, the following persons (not being a Director or chief executive of the Company) had, directly or indirectly, an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name	Number of Shares held *(Note (i))*	Approximate % of issued share capital
HSBC International Trustee Limited *(Note (ii))*	658,511,925 Shares (L)	40.20%
China Link Holding Limited *(Note (ii))*	597,816,490 Shares (L)	36.50%
Happy Nation Limited *(Note (ii))*	597,816,490 Shares (L)	36.50%
Sunni International Limited *(Note (ii))*	585,618,505 Shares (L)	35.75%
Chu Jocelyn *(Note (iii))*	469,951,457 Shares (L)	28.69%
Hung Kam Biu, Kenneth *(Note (iii))*	469,951,457 Shares (L)	28.69%
Trophy Asset Management Limited *(Note (iv))*	395,273,457 Shares (L)	24.13%

Name	Number of Shares held *(Note (i))*	Approximate % of issued share capital
Winnington Capital Limited *(Note (iii))*	388,167,457 Shares (L)	23.70%
Trophy Fund *(Note (iv))*	330,877,892 Shares (L)	20.20%
Citigroup Inc.	162,562,732 Shares (L)	9.92% (L)
	0 Shares (S)	0.00% (S)
	3,101,000 (P)	0.19% (P)
Good Biz Invest Limited	101,809,955 Shares (L)	6.22%

Notes:

(i) The letter "L" stands for the long position, "S" stands for the short position and "P" stands for lending pool of the shareholder's interests in the share capital of the relevant member of the Group.

(ii) Of these Shares, (a) 12,197,985 Shares are beneficially owned by Happy Nation Limited, whose entire issued share capital is beneficially owned by China Link Holding Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trustee Limited (acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members (including, Mr. Kao Wai Ho, Francis, an executive Director) are discretionary object;, (b) 585,618,505 Shares are beneficially owned by Sunni International Limited, a company in which Happy Nation Limited has a 54.67% interest; (c) 33,887,060 Shares are beneficially owned by Pleasure International Limited, whose entire issued share capital is beneficially owned by Sunshine Concept Investment Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trustee Limited (acting as trustee for another discretionary trust); and (d) 26,808,375 Shares are beneficially owned by Silverbay Group Limited, whose entire issued share capital is beneficially owned by Lucky Holding Group Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trustee Limited (acting as trustee for another discretionary trust).

(iii) To the best knowledge of the Directors, having made all reasonable enquiries, the entire issued share capital of Winnington Capital Limited is beneficially owned as to 50% by Chu Jocelyn and as to 50% by Hung Kam Biu, Kenneth.

(iv) To the best knowledge of the Directors, having made all reasonable enquiries, the capital of Trophy Fund is managed by Trophy Asset Management Limited which in turn is wholly-owned by Mr. Hung Kam Biu, Kenneth. Trophy Fund is advised by Winnington Capital Limited (delegated management by Trophy Asset Management Limited).

(c) **Particulars of executive Directors' service contracts**

As at the Latest Practicable Date, there was no existing or proposed service contract with the Company or any of its subsidiaries (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

(d) **Miscellaneous**

Save as disclosed herein and as at the Latest Practicable Date,

(i) none of the Directors or Optima Capital had any direct or indirect interests in any assets which have been, since the date to which the latest published audited consolidated accounts of the Group were made up, acquired or disposed of by, or leased to the Company or any of its subsidiaries, or are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries;

(ii) none of the Directors is materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the date of this circular and which is significant in relation to the business of the Group; and

(iii) Optima Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

3. DIRECTORS' INTERESTS IN COMPETING BUSINESS

To the best knowledge of the Directors, none of the Directors or their respective associates has any interests in a business, which competes or may compete with the business of the Group.

4. MATERIAL CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 March 2007, the date to which the latest published audited consolidated accounts of the Group were made up.

5. EXPERT'S QUALIFICATION AND CONSENT

Optima Capital, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Winnington Subscription Agreement (and the transactions contemplated thereunder), has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears. The letter given by Optima Capital is given as of the date of this circular for incorporation herein.

6. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business and save for the Winnington Subscription Agreement) were entered into by members of the Group within the two years immediately preceding the date of this circular and are, or may be, material:

(a) the agreement dated 15 January 2007 entered into by the Company, Sunni International Limited and CLSA Limited in relation to the placing of 125,000,000 Shares;

(b) the agreement dated 15 January 2007 entered into by the Company and Sunni International Limited in relation to the subscription of 125,000,000 Shares;

(c) the conditional subscription agreement dated 4 December 2007 entered into between the Company and Winnington in respect of the issue of the Winnington Convertible Notes in an aggregate principal amount of HK$132,000,000; and

(d) the conditional subscription agreement dated 4 December 2007 entered into between the Company and the Subscribers in respect of the issue of the Oxley Convertible Notes in an aggregate principal amount of HK$274,000,000.

7. GENERAL

(a) The secretary and qualified accountant of the Company is Tam Wing Kin, a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certificate Public Accountant (Practising).

(b) The branch share registrar of the Company in Hong Kong is Tricor Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The English text of this circular and the accompanying form of proxy shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal office of the Company at 23rd Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong from the date of this circular up to and including the date of the SGM.

(a) the memorandum of association and bye-laws of the Company;

(b) the letter from the Independent Board Committee dated 24 December 2007, the text of which is set out on pages 17 to 18 of this circular;

(c) the letter of advice from Optima Capital dated 24 December 2007, the text of which is set out on pages 19 to 33 of this circular;

(d) the written consent referred to in the paragraph headed "Expert's Qualification and Consent" of this appendix;

(e) the annual reports of the Group for the two years ended 31 March 2007; and

(f) the material contracts referred to in the paragraph headed "Material Contracts" of this appendix.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Imagi International Holdings Limited (the "Company") will be held at 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Wednesday, 16 January 2008 at 10:30 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the conditional subscription agreement (the "Winnington Subscription Agreement") dated 4 December 2007 entered into between the Company and Winnington Capital Limited (the "Subscriber") in relation to the subscription and issue of the convertible note (the "Winnington Convertible Notes") in the principal amount of HK$132,000,000 by the Subscriber (a copy of which having been produced to the meeting, signed by the chairman of the meeting for the purposes of identification) be and is hereby approved, ratified and confirmed and the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares (as defined in the Winnington Convertible Notes) be and the same are hereby approved; and

(b) any one director of the Company (each a "Director") be and he is hereby generally and unconditionally authorised in the best interests of the Company to do all such acts, including without limitation, the issue and allotment of such number of Conversion Shares upon the exercise of the conversion rights attached to the Winnington Convertible Notes, and execute all such documents for and on behalf of the Company by hand, or in case of execution of documents under seal, to do so jointly with any of a second Director, a duly authorized representative of the Directors or the secretary of the Company as he/they shall consider necessary, appropriate, desirable or expedient pursuant to the terms of the Winnington Subscription Agreement and relating to the implementation and completion of the transactions contemplated thereunder."

By order of the Board
IMAGI INTERNATIONAL HOLDINGS LIMITED
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

Hong Kong, 24 December 2007

* *For identification purpose only*

Registered office:
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Head Office and Principal Place of Business in Hong Kong:
23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan, Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies, if holding two or more shares, to attend and to vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon must be deposited with the Company's branch share registrar in Hong Kong, Tricor Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of that power of authority, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. As at the date hereof, the Board comprises:

   Executive Directors:
   Mr. Kao Cheung Chong, Michael *(Chairman)*
   Mr. Kao Wai Ho, Francis
   (Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)
   Mr. Douglas Esse Glen *(Co-Chief Executive Officer)*
   Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*

   Non-Executive Director:
   Mr. Lam Pak Kin, Philip

   Independent Non-Executive Directors:
   Mr. Lai Chi Kin, Lawrence
   Mr. Ng See Yuen
   Mr. Oh Kok Chi

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Imagi International Holdings Limited (the "Company") will be held at 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Wednesday, 16 January 2008 at 10:30 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolution as ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the conditional subscription agreement (the "Winnington Subscription Agreement") dated 4 December 2007 entered into between the Company and Winnington Capital Limited (the "Subscriber") in relation to the subscription and issue of the convertible note (the "Winnington Convertible Notes") in the principal amount of HK$132,000,000 by the Subscriber (a copy of which having been produced to the meeting, signed by the chairman of the meeting for the purposes of identification) be and is hereby approved, ratified and confirmed and the issue of the Winnington Convertible Notes and the issue and allotment of the Conversion Shares (as defined in the Winnington Convertible Notes) be and the same are hereby approved; and

(b) any one director of the Company (each a "Director") be and he is hereby generally and unconditionally authorised in the best interests of the Company to do all such acts, including without limitation, the issue and allotment of such number of Conversion Shares upon the exercise of the conversion rights attached to the Winnington Convertible Notes, and execute all such documents for and on behalf of the Company by hand, or in case of execution of documents under seal, to do so jointly with any of a second Director, a duly authorized representative of the Directors or the secretary of the Company as he/they shall consider necessary, appropriate, desirable or expedient pursuant to the terms of the Winnington Subscription Agreement and relating to the implementation and completion of the transactions contemplated thereunder."

By order of the Board
IMAGI INTERNATIONAL HOLDINGS LIMITED
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

Hong Kong, 24 December 2007

* *for identification purpose only*

Registered office:
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Head Office and Principal Place of Business in Hong Kong:
23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan, Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies, if holding two or more shares, to attend and to vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon must be deposited with the Company's branch share registrar in Hong Kong, Tricor Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wan Chai, Hong Kong together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of that power of authority, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. As at the date hereof, the Board comprises:

   Executive Directors:
   Mr. Kao Cheung Chong, Michael *(Chairman)*
   Mr. Kao Wai Ho, Francis
   (Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)
   Mr. Douglas Esse Glen *(Co-Chief Executive Officer)*
   Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*

   Non-Executive Director:
   Mr. Lam Pak Kin, Philip

   Independent Non-Executive Directors:
   Mr. Lai Chi Kin, Lawrence
   Mr. Ng See Yuen
   Mr. Oh Kok Chi

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

VOTING RESULTS OF THE SPECIAL GENERAL MEETING IN RELATION TO PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE NOTES TO A CONNECTED PERSON

The Board is pleased to announce that the ordinary resolution regarding the issue of Winnington Convertible Notes to Winnington was duly passed by the Independent Shareholders at the SGM held on 16 January 2008.

Reference is made to the announcement of the Company dated 4 December 2007 and the circular (the "**Circular**") of the Company dated 24 December 2007 in relation to the proposed issue of the Winnington Convertible Notes by the Company to Winnington (the "**Connected Transaction**"). Capitalised terms used in this announcement shall have the same meanings as defined in the Circular unless the context herein requires otherwise.

VOTING RESULTS OF THE SGM

The SGM was held on 16 January 2008 for the purpose of considering and, if thought fit, approving the ordinary resolution regarding the Connected Transaction.

As at the date of the SGM, the total number of Shares in issue was 1,637,953,853, of which 395,290,824 Shares (representing approximately 24.13% of the total issued share capital of the Company) were held by Winnington and its associates (as referred to in the Circular).

* *for identification purpose only*

As stated in the Circular, Winnington and its associates were required to abstain from voting on the ordinary resolution at the SGM. Accordingly, the total number of Shares entitling the holders thereof to attend and vote for or against the ordinary resolution at the SGM was 1,242,663,029 (or approximately 75.87% of the total issued share capital of the Company). No shareholder was entitled to attend and vote only against the ordinary resolution at the SGM. The Board confirmed that Winnington and its associates had abstained from voting on the ordinary resolution at the SGM. Set out below are the results of voting at the SGM, which was conducted by way of poll:

Resolution	**Number of the Shares (Approximate %)**	
	For	**Against**
To approve the Connected Transaction	762,567,033 (100%)	0 (0%)

Accordingly, the ordinary resolution was duly passed by the Independent Shareholders at the SGM.

Tricor Secretaries Limited, the branch share registrar of the Company in Hong Kong, acted as the scrutineer for vote-taking procedure at the SGM.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer

Hong Kong, 16 January 2008

As at the date hereof, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.


IMAGI
IMAGI ANIMATION STUDIOS

DAVID BOWERS DIRECTING IMAGI STUDIOS' "ASTRO BOY"

FOR IMMEDIATE RELEASE

Los Angeles (Jan. 25, 2008) – Imagi Studios has signed David Bowers to direct the CG-animated motion picture *Astro Boy,* it was announced by Francis Kao, Co-CEO & Chief Creative Officer, and Cecil Kramer, Executive VP of Production.

Bowers is a longtime fan of Astro Boy, the iconic character created by the "god of manga," Japan's Osamu Tezuka. Astro Boy has enjoyed great acclaim and success around the world as the hero of animated television series that have delighted generations of audiences.

Commented David Bowers: "I've had a lifelong affection for the original Astro Boy, so am looking forward to giving him the full action-adventure Hollywood treatment. His story is both emotional and spectacular, so it absolutely lends itself to the big screen. With the amazing crew that Imagi has assembled, I feel there's an opportunity to create something very special – a film to surprise audiences, have them on the edge of their seats, and hopefully make them laugh, too."

Astro Boy producer Maryann Garger said: "I'm incredibly excited to be working again with David. Not only is he a visionary director, but he brings extraordinary passion and care to his films." Garger was a co-producer on the award-winning *Flushed Away,* directed by Bowers.

Starting in the world of animation with *Who Framed Roger Rabbit,* Bowers worked at the famed British studio Cosgrove Hall before joining Steven Spielberg's Amblimation in London.

When DreamWorks was founded, Bowers relocated to Los Angeles where he worked primarily as a story artist on *The Prince of Egypt* and *The Road to El Dorado.* It was during this period that he met Nick Park and Peter Lord, marking the beginning of a long and fruitful relationship with UK

~more~

animation house Aardman. After helping to conceive of and storyboard many of the major set pieces for *Chicken Run,* Bowers continued to move between Los Angeles and Bristol (England), serving in key creative capacities on various DreamWorks and Aardman projects including *Shark Tale* and *Wallace & Gromit: The Curse of the Were-Rabbit,* which won the 2005 Academy Award® for Best Animated Feature Film, before directing *Flushed Away,* winner of five Annie Awards.

Set in futuristic Metro City, *Astro Boy* is about a young robot with incredible powers created by a brilliant scientist in the image of the son he has lost. Unable to fulfill the grieving man's expectations, our hero embarks on a journey in search of acceptance, experiencing betrayal and a netherworld of robot gladiators, before he returns to save Metro City and reconcile with the father who had rejected him.

Astro Boy is slated for worldwide release in 2009 from Warner Bros. Pictures and The Weinstein Company.

~end~


IMAGI
IMAGI ANIMATION STUDIOS
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu- Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton- Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Lydia Leung- Gavin Anderson & Company
+852-2218-9960
lleung@gavinanderson.com.hk

Photos



Photo below is of David Bowers

Photo below is of Maryann Garger


IMAGI
STUDIOS

TIMOTHY HARRIS WRITING IMAGI STUDIOS' "ASTRO BOY"

For Immediate Release

Los Angeles (February 14, 2008) – Timothy Harris is writing the screenplay for Imagi Studios' upcoming CG-animated feature film *Astro Boy,* it was jointly announced by Cecil Kramer, Executive VP of Production, and Maryann Garger, producer of *Astro Boy.*

Writer of such box office hits as *Space Jam, Kindergarten Cop, Twins* and *Trading Places,* Timothy Harris has been authoring screenplays for almost 30 years. His credits also include three acclaimed noir novels. In addition, Harris produced *Falling Down,* selected for the official competition at the 1993 Cannes International Film Festival.

Cecil Kramer stated: "I am thrilled to have the respected and gifted screenwriter Tim Harris on board. His proven track record in writing great entertainment makes him a perfect fit for bringing the timeless saga of Astro Boy, one of the best-known characters in the world, to the big screen."

Maryann Garger said: "We warmly welcome Tim Harris to our team. I have been a longtime fan of Tim's writing, and it's enormously exciting and inspiring to be able to work together on such a grand-scale motion picture as *Astro Boy.*"

Commented Timothy Harris: *"Astro Boy* is a dream animation project. It's a classic, as timeless as *Oliver Twist,* set in the most incredible futuristic world. It's one of those stories that moves you emotionally while being funny and entertaining at the same time."

Astro Boy, the iconic character created by the "god of manga", Japan's Osamu Tezuka, has enjoyed great acclaim and success around the world as the hero of an animated television series which originally aired in the 1960s, with subsequent versions delighting new generations of fans.

Set in futuristic Metro City, *Astro Boy* is about a young robot with incredible powers created by a brilliant scientist to replace the son he has lost. Unable to fulfill the grieving father's expectations, our hero embarks on a journey in search of acceptance, experiencing betrayal and a netherworld of robot gladiators, before he returns to save Metro City and reconcile with the man who had rejected him.

David Bowers *(Flushed Away)* is the director of *Astro Boy,* slated for worldwide release in 2009.

~end~


IMAGI
www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Michel Chau
Gavin Anderson & Company
+852-2218-9910
mchau@gavinanderson.com.hk

Susannah Beattie
Gavin Anderson & Company
+852-2218-9919
sbeattie@gavinanderson.com.hk


IMAGI
STUDIOS



FREDDIE HIGHMORE SIGNED FOR IMAGI STUDIOS' "ASTRO BOY"

For Immediate Release

Los Angeles (February 27, 2008) – Freddie Highmore has been signed for the title role in Imagi Studios' CG-animated motion picture *Astro Boy*, it was announced by producer Maryann Garger and director David Bowers.

The announcement of the casting of the award-winning actor as the voice of Astro Boy follows the release of *The Spiderwick Chronicles*, Highmore's latest starring vehicle.

Maryann Garger said: "I am very thrilled that Freddie has accepted this role. He is one of the most talented and acclaimed young actors today, and absolutely ideal to portray the iconic Astro Boy."

Commented David Bowers: "It's terrific that Freddie has agreed to play Astro. He's a remarkably skilled young actor, whose freshness and vitality make him perfect for the role. Astro Boy is a beloved superhero and has captured hearts around the globe for more than 50 years. I can't wait to see where Freddie takes him."

Just having turned 16 on Valentine's Day (February 14), Highmore has worked with celebrated directors such as Tim Burton, Ridley Scott and Luc Besson, and has starred alongside such top talent as Johnny Depp, Kate Winslet, Dustin Hoffman, Russell Crowe and Robin Williams, among others. Highmore's credits span live action and animation, including *The Golden Compass, August Rush, Arthur and the Invisibles, A Good Year, Charlie and the Chocolate Factory* and *Finding Neverland.*

Created by the "god of manga" Osamu Tezuka, *Astro Boy* has enjoyed great acclaim and success throughout the world, with the original animated television series airing in the 1960s and followed by subsequent versions in the 1980s and again in 2003.

Set in futuristic Metro City, *Astro Boy* is about a young robot with incredible powers created by a brilliant scientist to replace the son he has lost. Unable to fulfill the grieving father's expectations, our hero embarks on a journey in search of acceptance, experiencing betrayal and a netherworld of robot gladiators, before he returns to save Metro City and reconcile with the man who had rejected him.

Astro Boy will be released worldwide in 2009.

~end~


IMAGI

www.imagi.com.hk

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Cindy Wu
Imagi Hong Kong
+852-3103-8901
cindywu@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Michel Chau
Gavin Anderson & Company
+852-2218-9910
mchau@gavinanderson.com.hk

Freddie Highmore




IMAGI
STUDIOS


RECEIVED

IMAGI STUDIOS SETS UP FULL MARKETING DEPARMENT

FOR IMMEDIATE RELEASE

Los Angeles (March 26, 2008) – Imagi Studios has established a comprehensive Marketing Department, based at its Sherman Oaks facility, it was announced by Co-CEO Douglas Glen.

Headed by Erin Corbett, recently appointed Senior VP of Marketing, the Department will encompass all areas of worldwide marketing, advertising, sales promotions, licensing, tie-in programs, publicity, public relations and corporate communications.

Doug Glen said: "We have succeeded in building a small but very senior marketing team with the skill set and global experience of a big studio marketing department."

"Our objective will be to work closely with our partners and distributors, while striving for the most exciting and energetic of marketing efforts and campaigns. The addition of these key staff members will thoroughly enhance our ability to do so," stated Erin Corbett.

Corbett, a veteran marketing executive with over 16 years of diverse experience, spent eight years at Warner Bros. Pictures, where she became Senior VP, National Promotions, Feature Film Marketing. In addition to overseeing marketing strategy and operations, she will focus on partnership communications and relations, working closely with Imagi's distribution and licensing partners.

Formerly Marketing Director, Asia Ireton will now have additional duties concentrating on global Publicity, Public Relations and Corporate Communications. She comes from a background in entertainment journalism, serving as longtime editor-in-chief of the Asian trade publication Movie Marketing, before joining Imagi in late 2006.

Annette Boulgourjian, newly named Marketing Manager, will be responsible for licensing, promotions and product placement. Most recently in charge of special projects at Imagi, Boulgourjian has over 10 years of marketing experience and was previously at The Walt Disney Studios with the animation communications group at Feature Animation and DisneyToon Studios.

Also joining the team as Marketing Coordinator is Itzzia Gutierrez, who has been at the company since late 2006. In her new position, she will work closely with Imagi's partners as the studio develops its marketing campaigns, promotions and licensing. Before coming to Imagi, Gutierrez worked in retail marketing.

Imagi Studios' next two films are *Astro Boy* and *Gatchaman*, both of which are slated for worldwide distribution in 2009.

~end~

IMAGI **www.imagi.com.hk**

Imagi International Holdings Limited ("Imagi") is a listed company (Stock Code 585) on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

Contacts:

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Michel Chau
Gavin Anderson & Company
+852-2218-9910
mchau@gavinanderson.com.hk

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

SUSPENSION OF TRADING

Imagi International Holdings Limited (the "Company") has applied for suspension of trading in shares of the Company on The Stock Exchange of Hong Kong Limited with effect from 9:30 a.m. on 1 April 2008 pending release of an announcement in relation to termination of subscription agreement which is price sensitive in nature.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
& Chief Creative Officer

Hong Kong, 31 March 2008

As at the date hereof, the Executive Directors are Mr. Kao Cheung Chong, Michael, Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

23/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
Telephone: (852) 3103 0108 • Fax: (852) 3102 0112 • Website: www.imagi.com.hk

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

TERMINATION OF THE SUBSCRIPTION AGREEMENT AND RESUMPTION OF TRADING

TERMINATION OF THE SUBSCRIPTION AGREEMENT

On 31 March 2008, one of the Subscribers who agreed to subscribe for a significant portion of the Oxley Convertible Notes notified the Company that it was unable to arrange sufficient funding to fulfill its obligations under the Subscription Agreement. Accordingly, completion of the Subscription Agreement cannot proceed and the Subscription Agreement is terminated.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 1 April 2008 pending the release of this announcement. Application has been made by the Company for resumption of trading in the Shares with effect from 9:30 a.m. on 2 April 2008.

TERMINATION OF THE SUBSCRIPTION AGREEMENT

Reference is made to the announcement (the "Announcement") of the Company dated 4 December 2007. Unless otherwise specified, terms used herein shall have the same meanings as defined in the Announcement.

* *for identification purpose only*

As disclosed in the Announcement, completion of the Subscription Agreement was scheduled to take place on the third Business Day after fulfillment or waiver (as the case may be) of the conditions precedent on or before 31 January 2008 (or such other date as may be agreed between the Company and the Subscribers). Pursuant to the terms of the Subscription Agreement, the Company and the Subscribers agreed on 31 January 2008 that, with a view to giving more time to the Subscribers for making all necessary arrangements for completion, including without limitation the funding arrangement and the logistics of depositing the global certificate, which represent the aggregate principal amount of the Oxley Convertible Notes, into the clearing system maintained by Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, Luxembourg, completion of the Subscription Agreement should take place on 22 February 2008 (or such other date as may be agreed between the Company and the Subscribers but in any event not later than 31 March 2008) at which the Company would have issued the Oxley Convertible Notes.

On 31 March 2008, one of the Subscribers who had agreed to subscribe for a significant portion of the Oxley Convertible Notes notified the Company that due to current unfavourable market conditions it was unable to arrange sufficient funding to fulfill its payment obligations under the Subscription Agreement. Accordingly, the Company has terminated the Subscription Agreement and completion of the Subscription Agreement will not proceed.

As pursuant to the Subscription Agreement, the Subscribers had severally agreed to indemnify the Company from and against, among other things, any and all loss and expense arising out of any breach of its obligations (in respect of itself) under the Subscription Agreement, the Company is currently exploring its options for recourse against the relevant Subscriber for its failure to fulfill its obligations under the Subscription Agreement.

As disclosed in the Announcement, the aggregate principal amount of the Oxley Convertible Notes was HK$274,000,000. The net proceeds from the Oxley Convertible Notes were to be used for a portion of the development costs of four full length feature computer graphics imagery animation movies scheduled tentatively to be released during the period from the first quarter of 2009 to the third quarter of 2011. The Directors note that as the Company successfully completed the issue of Winnington Convertible Notes on 30 January 2008 and taking into account the expected schedule for the rollout of the four movies, the Directors believe that it has ample time to make alternative plans and continue the development of a full pipeline of films.

The Directors consider that the termination of the Subscription Agreement will not have an immediate material and adverse impact on the intended business development of the Company. However, in the event that we cannot obtain alternative sources of funding, whether by way of banking and credit facilities or through fund raising exercises through the issue of the securities of the Company, our business and financial position will be adversely affected. The Company is currently in discussions with prospective providers of funding that would, if consummated, ensure that its operations will not be adversely affected.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 1 April 2008 pending the release of this announcement. Application has been made by the Company for resumption of trading in the Shares with effect from 9:30 a.m. on 2 April 2008.

For and on behalf of the Board of
IMAGI INTERNATIONAL HOLDINGS LIMITED
Mr. Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr. Kao Cheung Chong, Michael *(Chairman)* Mr. Kao Wai Ho, Francis *(Deputy Chairman & Co-Chief Executive Officer and Chief Creative Officer)* Mr. Douglas Esse Glen *(Co-Chief Executive Officer)* Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*
Non-executive Director:	Mr. Lam Pak Kin, Philip
Independent non-executive Directors:	Mr. Lai Chi Kin, Lawrence Mr. Ng See Yuen Mr. Oh Kok Chi

Hong Kong, 1 April 2008

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

CLARIFICATION ANNOUNCEMENT

The board of directors of Imagi International Holdings Limited refers to the announcement (the "**Announcement**") of the Company dated 1 April 2008. Unless otherwise specified, terms used herein shall have the same meanings as defined in the Announcement.

The Board would like to clarify that the relevant Subscriber that had notified the Company of its inability to arrange sufficient funding to fulfill its payment obligations under the Subscription Agreement is Good Biz Invest Limited (now known as Ninja Investments Ltd.) and all references to the relevant Subscriber should be construed accordingly.

For and on behalf of the Board of
IMAGI INTERNATIONAL HOLDINGS LIMITED
Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer
and Chief Creative Officer

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr. Kao Cheung Chong, Michael *(Chairman)* Mr. Kao Wai Ho, Francis *(Deputy Chairman & Co-Chief Executive Officer and Chief Creative Officer)* Mr. Douglas Esse Glen *(Co-Chief Executive Officer)* Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*
Non-executive Director:	Mr. Lam Pak Kin, Philip
Independent non-executive Directors:	Mr. Lai Chi Kin, Lawrence Mr. Ng See Yuen Mr. Oh Kok Chi

Hong Kong, 2 April 2008

* *for identification purpose only*



IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 585)

RETIREMENT OF CHAIRMAN AND EXECUTIVE DIRECTOR AND APPOINTMENT OF NEW CHAIRMAN AND REDESIGNATION OF EXECUTIVE DIRECTORS

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces that with effect from 9 April 2008, Mr. Kao Cheung Chong, Michael ("Michael") has retired from both the chairmanship and the Board of the Company after serving as the chairman for the past 11 years. Michael feels confident that the current management would continue to enhance the Company's competitiveness and lead the Company to go forward.

Michael has confirmed to the Company that there is no disagreement with the Board. The Board hereby confirms that there is no matter in relation to Michael's retirement that needs to be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

Following the retirement of Michael, the Board announces that Mr. Kao Wai Ho, Francis, the deputy chairman, co-chief executive officer and chief creative officer of the Company be re-designated as chairman and chief creative officer with effect from 9 April 2008.

The Board announces that Mr. Douglas Esse Glen, co-chief executive officer of the Company be re-designated as the chief executive officer with effect from 9 April 2008.

Taking this opportunity, the Board would like to express its gratitude to Michael for his leadership over the years.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 9 April 2008

As at the date of this announcement, the Executive Directors are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

INCREASE IN TRADING VOLUME AND DECREASE IN TRADING PRICE

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board) of Imagi International Holdings Limited (the "Company") has noted the recent increase in trading volume and decrease in price of the shares of the Company and wish to say that the Board is not aware of any reasons for such movement.

Save as the matters set out in the announcements dated 1 April 2008 and 2 April 2008 in relation to the termination of the subscription agreement and resumption of trading and the clarification announcement, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 18 April 2008

As at the date hereof, the Executive Directors are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Non-executive Director is Mr. Lam Pak Kin, Philip. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNOUNCEMENT
RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces that Mr. Lam Pak Kin, Philip ("Mr. Lam"), the non-executive director of the Company, has resigned from his position due to his other personal and family commitments with effect from 1 May 2008. Mr. Lam has confirmed to the Company that he has no disagreement with the Board.

Save as disclosed above, the Board confirms that there is no other matter relating to Mr. Lam's resignation that requires the attention of shareholders and creditors of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to thank Mr. Lam for his contribution to the Company during his tenure of office.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 2 May 2008

As at the date hereof, the Executive Directors are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The Independent Non-executive Directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcement of the Company dated 15 August 2007. The Board would like to announce that as of 23 May 2008, Warner Bros. Pictures, Inc., The Weinstein Company LLC and the Company have agreed not to pursue a preliminary distribution agreement in relation to *Astro Boy*, a computer graphics movie to be produced by the Company.

The announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Reference is made to the announcement of Imagi International Holdings Limited (the "**Company**") dated 15 August 2007 in relation to, among other matters, the preliminary distribution agreement regarding *Astro Boy*, a computer graphics movie to be produced by the Company.

The board of directors (the "**Board**") of the Company would like to announce that as of 23 May 2008, Warner Bros. Pictures, Inc., The Weinstein Company LLC (both being independent third parties) and the Company have agreed not to pursue the preliminary distribution agreement in relation to *Astro Boy*.

Discussions with other reputable distributors are currently underway and the Board expects a new distribution agreement with respect to *Astro Boy* will be announced in due course.

By Order of the Board
Imagi International Holdings Limited
Douglas Esse Glen
Chief Executive Officer

Hong Kong, 23 May 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The independent non-executive directors of the Company are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

SUSPENSION OF TRADING

Imagi International Holdings Limited (the "Company") has applied for suspension of trading in shares of the Company on The Stock Exchange of Hong Kong Limited with effect from 2:30 p.m. on 28 May 2008 pending release of an announcement relating to price sensitive information.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman and Chief Creative Officer

Hong Kong, 28 May 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The independent non-executive directors of the Company are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

23/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
Telephone: (852) 3103 0108 • Fax: (852) 3102 0112 • Website: www.imagi.com.hk

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

INCREASE IN TRADING VOLUME AND TRADING PRICE

AND

RESUMPTION OF TRADING

INCREASE IN TRADING VOLUME AND TRADING PRICE

The Board has noted the recent increase in trading volume and the trading price of the Shares and wishes to state that the Board is not aware of any reasons for such movement save for the matters disclosed in this announcement.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 2:30 p.m. on 28 May 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 29 May 2008.

INCREASE IN TRADING VOLUME AND TRADING PRICE

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") has noted the recent increase in trading volume and the trading price of the shares (the "**Share**") of the Company and wishes to state that the Board is not aware of any reasons for such movement save for the following matters:

(i) the termination of the subscription agreement as disclosed in the announcements of the Company dated 1 April 2008 and 2 April 2008;

* *For identification purposes only*

(ii) the agreement not to pursue a preliminary distribution agreement between Warner Bros. Pictures, Inc., The Weinstein Company LLC and the Company in relation to *Astro Boy*, a computer graphics movie to be produced by the Company, as disclosed in the announcement of the Company dated 23 May 2008; and

(iii) as disclosed in the announcement of the Company dated 23 May 2008, the Company has been in discussion with other reputable distributors with respect to the distribution of *Astro Boy*. In the morning of the date of this announcement, the Company received a distribution proposal from Summit Entertainment, LLC, an independent third party, in relation to *Astro Boy*, following preliminary discussion with Summit Entertainment, LLC. The Board is reviewing the proposal and expects that the Company will enter into the formal distribution arrangement with Summit Entertainment, LLC after further negotiation and preparation of a legally binding distribution agreement in due course.

The Board confirms that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange, which is or may be of a price-sensitive nature.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 2:30 p.m. on 28 May 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 29 May 2008.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 28 May 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The independent non-executive directors of the Company are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

INCREASE IN TRADING VOLUME

The Board has noted the recent increase in trading volume of the Shares and wishes to state that the Board is not aware of any reasons for such movement save as disclosed in this announcement.

Reference is made to the announcement of the Company dated 28 May 2008. On 29 May 2008, the Company and Summit Entertainment, LLC entered into a summary distribution agreement in relation to *Astro Boy*.

Shareholders of the Company and potential investors are therefore advised to exercise caution when dealing in the shares of the Company.

The announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). The board of directors (the "**Board**") of Imagi International Holdings Limited (the "**Company**") has noted the recent increase in trading volume of the shares (the "**Shares**") of the Company and wishes to state that the Board is not aware of any reasons for such movement save as disclosed in this announcement.

Reference is made to the announcement dated 28 May 2008. The Board is pleased to announce that following the review of the proposal from Summit Entertainment, LLC regarding the distribution of *Astro Boy*, a computer graphics movie to be produced by the Company, the Company and Summit Entertainment, LLC, an independent third party, entered into a summary distribution agreement in relation to *Astro Boy* on 29 May 2008. As the summary distribution agreement has set out the principal terms of the distribution arrangement of *Astro Boy*, the final distribution arrangement will, as in line with the practice of the movie industry, remain subject to a more definitive distribution agreement to be agreed by the Company and Summit Entertainment, LLC. Further announcement will be made regarding such agreement as and when appropriate.

Shareholders of the Company and potential investors are therefore advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 29 May 2008

As at the date of this announcement, the executive directors are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The independent non-executive directors are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ANNOUNCEMENT
RESIGNATION OF EXECUTIVE DIRECTOR, PRESIDENT, CHIEF FINANCIAL OFFICER AND MEMBER OF REMUNERATION COMMITTEE AND APPOINTMENT OF MEMBER OF REMUNERATION COMMITTEE AND ACTING CHIEF FINANCIAL OFFICER

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces that Mr. Tse Chi Man, Terry ("Mr. Tse"), an executive director, president, chief financial officer and a member of remuneration committee has resigned from his positions due to his other personal and family commitments with effect from 2 June 2008. Mr. Tse has confirmed to the Company that he has no disagreement with the Board.

Save as disclosed above, the Board confirms that there is no other matter relating to Mr. Tse's resignation that requires the attention of shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board announces that Mr. Kao Wai Ho, Francis, chairman and chief creative officer of the Company has been appointed as remuneration committee member with effect from 2 June 2008.

The Board further announces that Mr. Tam Wing Kin ("Mr. Tam") has been appointed as acting chief financial officer of the Company with effect from 2 June 2008. Mr. Tam, joined the Company as finance director, company secretary and qualified accountant in August 2007.

The Board would like to thank Mr. Tse for his contribution to the Company during his tenure of office.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman and Chief Creative Officer

Hong Kong, 30 May 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis, Mr. Douglas Esse Glen and Mr. Tse Chi Man, Terry. The independent non-executive directors of the Company are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*


SUMMIT
ENTERTAINMENT


IMAGI
STUDIOS

SUMMIT ENTERTAINMENT AND IMAGI STUDIOS ANNOUNCE PARTNERSHIP ON *ASTRO BOY*

Nicolas Cage and Donald Sutherland to join Freddie Highmore, Nathan Lane, Bill Nighy and Eugene Levy to Voice Roles in the CGI Animated Picture

Los Angeles/Hong Kong (June 16/17, 2008) – Summit Entertainment and Imagi Studios have entered into a global alliance whereby Summit will distribute Imagi's upcoming CG-animated motion picture ASTRO BOY worldwide except for Imagi's reserved territories of Japan, Hong Kong and China. The announcement was made jointly by Rob Friedman, Co-Chairman and CEO of Summit Entertainment and Douglas Glen, CEO of Imagi Studios.

"We are pleased to join with Imagi Studios in bringing the exceptional world of ASTRO BOY to both existing and a new generation of fans alike," said Friedman. "The team at Imagi Studios is capturing the spirit of this popular post-modern franchise by doing great things with the story, characters and animation. ASTRO BOY promises to be an excellent addition to our existing slate of family films."

Glen said, "ASTRO BOY has been one of the world's best-known and most loved superheroes for more than fifty years. We are pleased to partner with Summit to deliver ASTRO BOY's first CGI feature film to worldwide audiences on a grand scale. Imagi and Summit are a great fit, with high energy, entrepreneurial cultures and a vision of building movie-driven global brands."

Slated for worldwide theatrical release in 2009, ASTRO BOY will feature the voices of Academy Award®-winning actor Nicolas Cage, Donald Sutherland, Nathan Lane, Bill Nighy and Eugene Levy with Freddie Highmore in the title role. David Bowers is directing ASTRO BOY from a screenplay written by Timothy Harris, with Maryann Garger producing.

ASTRO BOY was created by the "god of manga", Japan's Osamu Tezuka, in the early 1950s. The iconic character has since found wide popularity around the world as the hero of three acclaimed animated television series spanning the past four decades, besides being one of the top licensed properties for merchandising.

Set in futuristic Metro City, Imagi Studios' ASTRO BOY is about a young robot with incredible powers created by a brilliant scientist to replace the son he has lost. Unable to fulfill the grieving father's expectations, our hero embarks on a journey in search of acceptance, experiencing betrayal and a netherworld of robot gladiators, before he returns to save Metro City and reconcile with the man who had rejected him.

As Summit continues to build its slate of animated films, ASTRO BOY will follow the highly anticipated August 8, 2008 release of the company's 3D animation, FLY ME TO THE MOON.

ASTRO BOY is the second CG-animated feature film from Imagi Studios, following on the success of its 2007 box office hit TMNT.

Summit's Senior Vice President of Production, Geoff Shaevitz, will oversee the project for the studio. The rights to the film were negotiated on behalf of Summit by the studio's Executive Vice President of Business Affairs, Andrew Matosich as well as Alan Grodin on behalf of Imagi Studios.

Cage and Lane are represented by CAA. Sutherland is represented by CAA and Special Artists Agency. Highmore is represented by A.R.G in London. Nighy is represented by Markham & Froggatt. Levy is represented by 3 Arts. Bowers is represented by ICM. Harris is represented by UTA.

ABOUT IMAGI STUDIOS
Imagi International Holdings Limited ("Imagi") is a listed company [Stock Code 585] on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics ("CG") animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening #1 in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honor. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

ABOUT SUMMIT ENTERTAINMENT, LLC
Summit Entertainment is a worldwide theatrical motion picture development, financing, production and distribution studio. The studio handles all aspects of marketing and distribution for both its own internally developed motion pictures as well as acquired pictures. Summit Entertainment, LLC also represents international sales for both its own slate and third party product. Summit Entertainment, LLC plans to release 10 to 12 films annually.

###

Contacts:

Cora Yim
Imagi Hong Kong
+852-3103-8912
corayim@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Michel Chau
Gavin Anderson & Company
+852-2218-9910
mchau@gavinanderson.com.hk

Susannah Beattie
Gavin Anderson & Company
+852-2218-9919
sbeattie@gavinanderson.com.hk

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 00585)

SUSPENSION OF TRADING

Imagi International Holdings Limited (the "Company") has applied for suspension of trading in shares of the Company on The Stock Exchange of Hong Kong Limited with effect from 9:30 a.m. on 3 July 2008 pending release of an announcement in relation to the proposed subscription of new shares of the Company by an investor.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman and Chief Creative Officer

Hong Kong, 2 July 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis and Mr. Douglas Esse Glen. The independent non-executive directors of the Company are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

23/F, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
Telephone: (852) 3103 0108 • Fax: (852) 3102 0112 • Website: www.imagi.com.hk

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 00585)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") is pleased to announce that a board meeting of the Company will be held at the Board Room, 19th Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong on Wednesday, 16 July 2008 at 3:30 p.m. for the purpose of approving the final results of the Company and its subsidiaries for the year ended 31 March 2008.

By Order of the Board
Imagi International Holdings Limited
Tam Wing Kin
Company Secretary

Hong Kong, 4 July 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis and Mr. Douglas Esse Glen. The independent non-executive directors of the Company are Mr. Lai Chi Kin, Lawrence, Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *For identification purposes only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 585)

ISSUE OF SHARES UNDER GENERAL MANDATE AND SPECIFIC MANDATE AND RESUMPTION OF TRADING

THE SUBSCRIPTION AGREEMENTS

On 2 July 2008, the Company and the Subscriber entered into the Subscription Agreements pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for, 181,395,349 Shares and 181,395,349 Shares pursuant to Subscription Agreement A and Subscription Agreement B, respectively, at a subscription price of HK$0.86 per Subscription Share.

Completion of the Subscription Agreements are conditional upon the fulfilment of the conditions precedent set out in the paragraph headed "Conditions precedent of the Subscription Agreement A" and "Conditions precedent of the Subscription Agreement B" below respectively.

The Company shall seek approval from the Shareholders for the allotment and issue of the Second Tranche Subscription Shares at the SGM to be convened for approving such Specific Mandate. If the Subscriber holds any Shares as at the date of the SGM, the Subscriber and its associates will abstain from voting on the relevant resolution(s) in respect of the Special Mandate and such approval shall be obtained by way of poll

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and the permission to deal in, the Subscription Shares.

A circular containing further information of the Subscription Agreement B together with a notice to convene the SGM will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 3 July 2008 pending the release of this announcement. Application has been made by the Company for resumption of trading in the Shares with effect from 9:30 a.m. on 7 July 2008.

* *for identification purpose only*

THE SUBSCRIPTION AGREEMENTS

Subscription Agreement A

Date: 2 July 2008

Parties:

(a) the Company; and

(b) the Subscriber, the ultimate beneficial owner of which is Mr. Mark Edward Pawley who works in the financial sector and is experienced in investment banking. The Subscriber and its ultimate beneficial owner are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, third parties independent of the Group and connected persons of the Group.

Subscription of First Tranche Subscription Shares

The Company has agreed to issue, and the Subscriber has agreed to subscribe for, 181,395,349 Shares, which represents approximately 11.07% of the existing issued share capital of the Company, approximately 9.97% of the issued share capital of the Company as enlarged by the allotment and issue of the First Tranche Subscription Shares, and approximately 9.07% of the issued share capital of the Company enlarged by allotment and issue of the Subscription Shares.

The First Tranche Subscription Shares will be allotted and issued pursuant to the 2007 General Mandate amounting to 290,796,653 Shares. As at the date of this announcement, the 2007 General Mandate has not been utilised. The First Tranche Subscription Shares shall be allotted and issued to the Subscriber (or its nominee).

Subscription price

The subscription price per First Tranche Subscription Share payable by the Subscriber shall be HK$0.86. The total subscription price under Subscription Agreement A is approximately HK$156 million, which will be payable by the Subscriber in cash to the Company on or prior to the completion of the Subscription Agreement A.

Ranking

The First Trache Subscription Shares, when fully paid, will rank *pari passu* in all respects with the existing Shares in issue as at the date of issue of the First Tranche Subscription Shares.

Conditions precedent of the Subscription Agreement A

Completion of the Subscription Agreement A is conditional on:

(a) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of and permission to deal in the First Tranche Subscription Shares;

(b) if required, the Bermuda Monetary Authority approving the allotment and issue of the First Tranche Subscription Shares; and

(c) all necessary consents having been obtained in relation to the subscription, including but not limited to the consent from the holder(s) of Winnington Convertible Notes.

If the conditions precedent set out above have not been fulfilled at or before 5:00 p.m. on 31 July 2008 (or such other time or date as may be agreed between the Company and the Subscriber), the Subscription Agreement A will lapse and become null and void and no party shall be liable for any claim thereunder.

Completion

Completion of the Subscription Agreement A will take place on the fifth Business Day after fulfilment of the conditions precedents set out above.

Upon completion of the Subscription Agreement A, the Subscriber will not become a connected person of the Company, and, together with persons acting in concert with it, will not hold 30% or more of the issued share capital of the Company.

In the event that Mr. Mark Edward Pawley or his associates shall become a connected person of the Company before completion of the Subscription Agreement B, the Subscription Agreement B shall constitute a connected transaction of the Company and the Company shall comply with Rule 14A.61 of the Listing Rules.

Subscription Agreement B

Date: 2 July 2008

Parties:

(a) the Company; and

(b) the Subscriber, the ultimate beneficial owner of which is Mr. Mark Edward Pawley who works in the financial sector and is experienced in investment banking. The Subscriber and its ultimate beneficial owner are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, third parties independent of the Group and connected persons of the Group.

Subscription of Second Tranche Subscription Shares

The Company has agreed to issue, and the Subscriber has agreed to subscribe for, an additional 181,395,349 Shares, which represents approximately 11.07% of the existing issued share capital of the Company, approximately 9.97% of the issued share capital of the Company enlarged by the allotment and issue of the First Tranche Subscription Shares, and approximately 9.07% of the issued share capital of the Company enlarged by the issue and allotment of the Subscription Shares.

The Second Tranche Subscription Shares will be allotted and issued pursuant to the Specific Mandate to be sought and approved by the Shareholders at the SGM. If the Subscriber holds any Shares as at the date of the SGM, the Subscriber and its associates will abstain from voting on the relevant resolution(s) in respect of the Special Mandate and such approval shall be obtained by way of poll. The Subscription Shares shall be allotted and issued to the Subscriber (or its nominee).

Subscription price

The subscription price per Second Tranche Subscription Share payable by the Subscriber shall be HK$0.86. The total subscription price under Subscription Agreement B is approximately HK$156 million, which will be payable by the Subscriber in cash to the Company on or prior to the completion of the Subscription Agreement B.

Ranking

The Second Tranche Subscription Shares, when fully paid, will rank *pari passu* in all respects with the existing Shares in issue as at the date of issue of the Second Tranche Subscription Shares.

Conditions precedent of the Subscription Agreement B

Completion of the Subscription Agreement B is conditional on:

(a) the Shareholders having passed a resolution approving the allotment and issue of the Second Tranche Subscription Shares;

(b) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of and permission to deal in the Second Tranche Subscription Shares;

(c) if required, the Bermuda Monetary Authority approving the allotment and issue of the Second Tranche Subscription Shares;

(d) all necessary consents having been obtained in relation to the subscription, including but not limited to the consent from the holder(s) of Winnington Convertible Notes; and

(e) completion of the Subscription Agreement A.

If the conditions precedent set out above have not been fulfilled at or before 5:00 p.m. on 29 August 2008 (or such other time or date as may be agreed between the Company and the Subscriber), the Subscription Agreement B will lapse and become null and void and no party shall be liable for any claim thereunder.

Completion

Completion of the Subscription Agreement B will take place on the fifth Business Day after fulfilment of the conditions precedents set out above. Upon completion of the Subscription Agreement B, the Subscriber together with persons acting in concert with it will not hold 30% or more of the issued share capital of the Company.

SUBSCRIPTION PRICE

The subscription price of HK$0.86 for the Subscription Shares under the Subscription Agreements represents:

(a) a premium of approximately 40.98% to the closing price of HK$0.61 per Share as quoted on the Stock Exchange on 2 July 2008, being the Last Trading Day;

(b) a premium of approximately 48.28% to the average closing price of approximately HK$0.58 per Share as quoted on the Stock Exchange for the last 5 consecutive trading days up to and including 30 June 2008, being the trading day immediately prior to the Last Trading Day; and

(c) a premium of approximately 45.76% to the average closing price of approximately HK$0.59 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including 30 June 2008, being the trading day immediately prior to the Last Trading Day.

GENERAL MANDATE AND SPECIFIC MANDATE

The First Tranche Subscription Shares will be allotted and issued under the 2007 General Mandate, amounting to 290,796,653 Shares. As at the date of this announcement, the 2007 General Mandate has not been utilised.

The Company shall seek approval from the Shareholders for the allotment and issue of the Second Tranche Subscription Shares at the SGM to be convened for approving such Specific Mandate. If the Subscriber holds any Shares as at the date of the SGM, the Subscriber and its associates will abstain from voting on the relevant resolution(s) in respect of the Special Mandate, such approval shall be obtained by way of poll.

CHANGES IN COMPOSITION OF THE BOARD

Under Subscription Agreement A, the Company has agreed that the Subscriber shall have the right to nominate one person to be appointed as a Director within 10 days from the completion of Subscription Agreement A.

Under Subscription Agreement B, the Company has agreed that the Subscriber shall have the right to nominate one person to be appointed as a Director within 10 days from the completion of Subscription Agreement B.

As at the date of this announcement, the Company understands that the current intention of the Subscriber is to nominate non-executive Directors to the Board. The Company will issue an announcement in this connection upon the aforesaid appointment of new Directors becoming effective in compliance with the Listing Rules. As at the date of this announcement, the existing Directors do not have any present intention to resign as Director.

SHAREHOLDING STRUCTURE OF THE COMPANY

Based on the best knowledge of the Directors, the shareholding structure of the Company immediately before and after the allotment and issue of the Subscription Shares on the assumption that no Shares will be issued after the date of this announcement by the Company other than the Subscription Shares is as follows:

	Shareholding as at the date of this announcement	*Approximate percentage (%)*	Upon completion of the Subscription Agreement A and issue of First Tranche Subscription Shares	*Approximate percentage (%)*	Upon completion of the Subscription Agreements and issue of Subscription Shares	*Approximate percentage (%)*
Sunni International Limited *(Note 1)*	585,618,505	35.75	585,618,505	32.19	585,618,505	29.27
Happy Nation Limited *(Note 1)*	12,197,985	0.74	12,197,985	0.67	12,197,985	0.61
Kao Cheung Chong, Michael *(Note 1)*	45,679,785	2.79	45,679,785	2.51	45,679,785	2.28
Kao Wai Ho, Francis *(Notes 1 and 2)*	62,915,764	3.84	62,915,764	3.46	62,915,764	3.14
Lai Chi Kin, Lawrence *(Note 2)*	361,500	0.02	361,500	0.02	361,500	0.02
Douglas Esse Glen *(Note 2)*	424,000	0.03	424,000	0.02	424,000	0.02
Hung Kam Biu, Kenneth *(Note 3)*	74,598,000	4.55	74,598,000	4.10	74,598,000	3.73
Trophy Asset Management Limited *(Note 3)*	6,870,000	0.42	6,870,000	0.38	6,870,000	0.34
Winnington Capital Limited *(Note 3)*	334,276,824	20.41	334,276,824	18.37	334,276,824	16.71
the Subscriber	-		181,395,349	9.97	362,790,698	18.14
Subtotal	1,122,942,363	68.55	1,304,337,712	71.69	1,485,733,061	74.26
Public	515,111,490	31.45	515,111,490	28.31	515,111,490	25.74
TOTAL	1,638,053,853	100.00	1,819,449,202	100.00	2,000,844,551	100.00

Notes:

1. Sunni International Limited is 54.67% beneficially owned by Happy Nation Limited, whose entire issued share capital is in turn beneficially owned by China Link Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trust Limited (acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members (including, Mr. Kao Wai Ho, Francis) are discretionary objects.

2. Each of Mr. Kao Wai Ho, Francis, Mr. Lai Chi Kin, Lawrence , and Mr. Douglas Esse Glen is a Director.

3. To the best knowledge of the Directors, having made all reasonable enquiries, 290,234,471 Shares out of Winnington Capital Limited's shareholdings are held by Trophy Fund whose capital is managed by Trophy Asset Management Limited, which in turn is wholly owned by Mr. Hung Kam Biu, Kenneth. Trophy Fund is advised by Winnington Capital Limited (delegated management by Trophy Asset Management Limited) which is 50% owned by each of Mr. Hung Kam Biu, Kenneth and his wife, Ms. Chu Jocelyn.

Upon completion of the Subscription, more than 25% of the issued Shares shall be held in public hands.

REASONS FOR THE SUBSCRIPTION

The Company is principally engaged in the production of computer graphics imagery animated motion pictures.

The Directors consider that given the current market sentiment in Hong Kong and that the Subscription Shares are to be issued at a premium over the closing price of the Shares on the Last Trading Day and the average closing price of the Shares for the last 5 and 10 consecutive trading days up to and including the Last Trading Day, the timing of the issue of the Subscription Shares is appropriate. The Directors also consider that the Subscription Agreements are also in the best interests of the Company and the Shareholders as a whole and the issue of the Subscription Shares is an appropriate means of raising additional capital for the Company since it will provide the Company with immediate funding and the capital base of the Company will be enlarged. The Directors (including the independent non-executive Directors) consider that the terms of the Subscription Agreements are fair and reasonable.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and the permission to deal in, the Subscription Shares.

USE OF PROCEEDS

The net proceeds from the issue of the Subscription Shares, after deduction of related expenses payable by the Company, will be approximately HK$311 million. The net price per Subscription Share is approximately HK$0.86. The Directors intend that the net proceeds will be used for the development of four full length feature computer graphics imagery animation movies scheduled tentatively to be released from 2009 to 2011.

FUNDS RAISED FROM ISSUE OF EQUITY SECURITIES BY THE COMPANY IN THE PAST 12 MONTHS

In January 2008, the Company issued the Winnington Convertible Notes in an aggregate principal amount of HK$132 million. The actual use of such proceeds is in line with the intended use of proceeds as disclosed in the announcement of the Company dated 5 December 2007:

Intended use of proceeds	Intended approximate amount of proceeds to be used *(HK$ million)*	Actual use of proceeds	Actual approximate amount of proceeds used *(HK$ million)*	Unutilised proceeds *(HK$ million)*
To be used for the development of four full length feature computer graphics imagery animation movies	132	Development of four full length feature computer graphics imagery animation movies	39	93, which shall be used according to the intended use as set out in column 1 of this table

Particulars of the issue of Winnington Convertible Notes are disclosed in the announcement of the Company dated 5 December 2007.

SGM

The SGM will be convened to approve the Specific Mandate. If the Subscriber holds any Shares as at the date of the SGM, the Subscriber and its associates will abstain from voting on the relevant resolution(s) in respect of the Special Mandate and such approval shall be obtained by way of poll. A circular containing further information in relation to the Subscription Agreement B together with a notice to convene the SGM will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 3 July 2008 pending the release of this announcement. Application has been made by the Company for resumption of trading in the Shares with effect from 9:30 a.m. on 7 July 2008.

DEFINITIONS

In this announcement, unless the content otherwise requires, the following expressions have the following meanings:

"acting in concert"	has the meaning ascribed to it in the Hong Kong Code on Takeovers and Mergers
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day, other than a Saturday and a day on which a tropical cyclone warning no. 8 or above or a "black rainstorm warning signal" is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m., on which licensed banks are open for general banking business in Hong Kong throughout their normal business hours
"Company"	Imagi International Holdings Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"First Tranche Subscription Shares"	181,395,349 Shares to be issued to the Subscriber pursuant to Subscription Agreement A and "**First Tranche Subscription Share**" shall be construed accordingly
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Last Trading Day"	2 July 2008, being the last trading day of the Shares on the Stock Exchange prior to the publication of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SGM"	the special general meeting of the Company to be convened for the purpose of approving the Specific Mandate, the notice of which will be contained in a circular to be despatched to Shareholders as soon as possible

"Second Tranche Subscription Shares"	181,395,349 Shares to be issued to the Subscriber pursuant to Subscription Agreement B and "**Second Tranche Subscription Share**" shall be construed accordingly
"Share(s)"	ordinary share(s) of a nominal value of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Shares
"Specific Mandate"	the specific mandate in relation to the allot and issue of the Second Tranche Subscription Shares to be sought at the SGM
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Oxley Spring Media Limited, which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is a third party independent of the Group and connected persons of the Group
"Subscription"	the subscription of Subscription Shares by the Subscriber pursuant to the Subscription Agreements
"Subscription Agreement A"	the conditional subscription agreement dated 2 July 2008 entered into between the Company and the Subscriber in respect of the issue of the First Tranche Subscription Shares
"Subscription Agreement B"	the conditional subscription agreement dated 2 July 2008 (as supplemented by a letter dated 4 July 2008) entered into between the Company and the Subscriber in respect of the issue of the Second Tranche Subscription Shares
"Subscription Agreements"	collectively, Subscription Agreement A and Subscription Agreement B
"Subscription Shares"	362,790,698 Shares to be issued to the Subscriber pursuant to the Subscription Agreements, being the sum of the First Tranche Subscription Shares and the Second Tranche Subscription Shares and "**Subscription Share**" shall be construed accordingly
"Winnington Convertible Notes"	the zero coupon convertible notes in an aggregate principal amount of HK$132,000,000 issued by the Company (which was announced by the Company on 5 December 2007)

"2007 General Mandate"	the general mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 17 August 2007 to issue, allot and otherwise to deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of the passing of the relevant resolution (i.e., up to 290,796,653 Shares)

For and on behalf of the Board of
IMAGI INTERNATIONAL HOLDINGS LIMITED
Mr. Kao Wai Ho, Francis
Chairman and Chief Creative Officer

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr. Kao Wai Ho, Francis Mr. Douglas Esse Glen
Independent non-executive Directors:	Mr. Lai Chi Kin, Lawrence Mr. Ng See Yuen Mr. Oh Kok Chi

Hong Kong, 4 July 2008

Contacts:

For IMAGI

Cora Yim
Imagi Hong Kong
+852-3103-8901
corayim@imagi.com.hk

Asia Ireton
Imagi USA
+1-818-986-3988
asiaireton@imagius.com

Richard Barton / Susannah Beattie / Michel Chau
+852 2523 7189
rbarton@gavinanderson.com.hk
sbeattie@gavinanderson.com.hk
mchau@gavinanderson.com.hk



IMAGI
IMAGI ANIMATION STUDIOS



Imagi Announces USD $40 Million Equity Placement with Oxley Spring Media

FOR IMMEDIATE RELASE

Hong Kong (July 9, 2008) – Imagi International Holdings, Limited (HKSE Stock Code: 585) today announced agreement on terms for the placement of USD $40 million in ordinary shares to Singapore-based Oxley Spring Media Limited.

Under the terms of the transaction, Oxley Spring Media will acquire approximately 362,791,000 shares priced at HKD $0.86 per share. On a fully diluted basis, the shares will represent an approximate 18.1% ownership stake in Imagi International Holdings Limited as enlarged by the placing shares. An initial $20 million tranche is expected to close soon. The second $20 million tranche is expected to close within the next month, following Imagi shareholder ratification of the transaction.

This investment is representative of a strategy by Oxley Spring Media to target Asia-based leisure, entertainment and media investment opportunities. "Imagi is one of only a handful of global animation film studios, said Mark Pawley, a Director of Oxley Spring Media. "Moreover, it is the only one which is headquartered in Asia, with all the attendant cost and other benefits. We look forward to further increasing our stake as the company requires additional growth capital. We view *Astro Boy* as one of the most exciting mass market movies in production today."

"Investors like Oxley Spring Media are enabling Imagi to build a library of mass market superhero brands, anchored by top quality computer graphics ("CG") animated feature films," said Douglas Glen, Imagi CEO.

The proceeds of the transaction will be used in the production of computer graphics animated feature films, including Imagi's 2009 release *Astro Boy*.

Imagi last month announced that it had entered into a global alliance with Summit Entertainment whereby Summit will distribute *Astro Boy* worldwide except for Imagi's reserved territories of Japan, Hong Kong and China.

Originally created by the "god of manga" Osamu Tezuka, *Astro Boy* has been one of the world's most beloved superhero characters for over 50 years. The original animated television series aired in the 1960s and was followed by subsequent versions in the 1980s and again in 2003.

Imagi's feature film version of *Astro Boy* tells the story of a young robot with incredible powers created by a brilliant scientist to replace the son he has lost. Unable to fulfill the grieving father's expectations, our hero embarks on a journey in search of acceptance, experiencing betrayal and a netherworld of robot gladiators, before he returns to save Metro City and reconcile with the man who had rejected him.

Astro Boy is directed by David Bowers (*Flushed Away, Shark Tale, Wallace & Gromit Curse of the Were-Rabbit)*, written by Timothy Harris (*Space Jam, Twins, Trading Places, Kindergarten Cop*), and produced by Maryann Garger (*Flushed Away, Prince of Egypt, Spirit*). Voice talent includes Freddie Highmore, Nicolas Cage, Bill Nighy, Nathan Lane, and Eugene Levy.

About Imagi

Imagi International Holdings Limited ("Imagi") is listed on the main board of the Hong Kong Stock Exchange. Imagi's principal business is the development and production of computer graphics animated theatrical feature films. Imagi's first theatrical movie *TMNT* was released in March 2007, opening number one in U.S. box office revenue, only the third time in history that an Asian-made film has achieved that honour. Imagi has development operations in Los Angeles, California, and CG production studios at its Chai Wan (Hong Kong) headquarters.

About Oxley

Oxley Group is a private investment house with a focus on real estate, leisure, and entertainment investments. Oxley typically acts as principal to secure transactions and co-invest in partnership with our shareholders and select institutional clients. Oxley is overseen by a highly experienced Board and management team who have worked in Asia over many years. Oxley's Real Estate and Private Equity teams have completed investments in Singapore, Malaysia, Vietnam, China, India and Australia.

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 00585)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR, MEMBER OF AUDIT COMMITTEE AND CHAIRMAN AND MEMBER OF REMUNERATION COMMITTEE

The board of directors (the "Board") of Imagi International Holdings Limited (the "Company") announces that Mr. Lai Chi Kin, Lawrence ("Mr. Lai"), an independent non-executive director, a member of audit committee and the chairman and a member of remuneration committee has resigned from his positions due to his personal reasons with effect from 14 July 2008. Mr. Lai has confirmed to the Company that he has no disagreement with the Board.

Save as disclosed above, the Board confirms that there is no other matter relating to Mr. Lai's resignation that requires the attention of shareholders of the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Board would like to thank Mr. Lai for his contribution to the Company during his tenure of office.

Following the aforesaid resignation, the Company currently has two independent non-executive directors and audit committee members which fall below the minimum number of three independent non-executive directors and three members in the audit committee as required under Rule 3.10(1) and Rule 3.21 of the Rules Governing the Listing of Securities (the "Listing Rules") of the Stock Exchange. The Company currently has two remuneration committee members, consisting of one executive director and one independent non-executive director which fall below the requirement of (i) two independent non-executive directors and one executive director as required by the code of corporate governance of the Company and (ii) the majority of the members of the remuneration committee should be independent non-executive directors as required by the Code on Corporate Governance Practices under Listing Rules. The Company will identify a suitable candidate to fill the vacancy as soon as possible. Further announcement will be made as and when appropriate.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman and Chief Creative Officer

Hong Kong, 14 July 2008

As at the date hereof, the executive directors of the Company are Mr. Kao Wai Ho, Francis and Mr. Douglas Esse Glen. The independent non-executive directors of the Company are Mr. Ng See Yuen and Mr. Oh Kok Chi.

* *for identification purpose only*

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 00585)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2008

The Board of Directors (the "Board") of Imagi International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the financial year ended 31st March 2008 together with the comparative figures for the corresponding year in 2007 as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31ST MARCH 2008

	Notes	2008 HK$'000	2007 HK$'000
Turnover	3	17,189	243,485
Cost of sales		(25,931)	(331,815)
Gross loss		(8,742)	(88,330)
Other income	5	10,048	5,353
Distribution and selling expenses		(1,835)	(2,104)
Impairment loss recognised in respect of computer graphics ("CG") animation pictures		–	(8,144)
Fair value change in derivative financial instrument		(504)	–
Administrative expenses		(53,763)	(40,613)
Finance costs	6	(2,168)	(4,507)
Loss before taxation	7	(56,964)	(138,345)
Income tax expense	8	(865)	(617)
Loss for the year		(57,829)	(138,962)
Attributable to:			
Equity holders of the Company		(57,829)	(138,923)
Minority interests		–	(39)
		(57,829)	(138,962)
Basic loss per share	10	(HK$0.037)	(HK$0.109)

* *for identification purpose only*

CONSOLIDATED BALANCE SHEET
AT 31ST MARCH 2008

	Note	2008 HK$'000	2007 HK$'000
Non-current assets			
Property, plant and equipment		86,364	64,421
CG animation pictures		463,757	142,075
Goodwill		3,228	3,228
Long term deposits	11	9,644	–
Club debentures		3,201	3,201
		566,194	212,925
Current assets			
Inventories		–	155
Trade and other receivables, deposits and prepayments	11	12,142	26,968
Tax recoverable		666	771
Bank balances and cash		175,530	367,584
		188,338	395,478
Current liabilities			
Other payables and accruals		20,257	38,186
Unearned revenue		67	110
Tax payable		593	670
Obligations under finance lease – due within one year		670	59
		21,587	39,025
Net current assets		166,751	356,453
Total assets less current liabilities		732,945	569,378
Non-current liabilities			
Obligations under finance lease – due after one year		2,034	175
Derivative financial instrument		19,767	–
Convertible notes		63,328	54,299
Deferred tax		9,973	363
		95,102	54,837
Net assets		637,843	514,541
Capital and reserves			
Share capital		163,795	144,113
Reserves		474,048	370,428
Total equity attributable to equity holders of the Company		637,843	514,541

1. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Group is principally engaged in the production of CG animation pictures for licensing and sale. At 31st March 2008, the CG animation pictures in progress amounted to approximately HK$460 million and it is expected that further HK$640 million cash outlays will have to be incurred to complete the pictures and to meet the Group's daily operating expenditures in coming years up to March 2010 before revenue from the pictures is generated. At 31st March 2008, the Group had bank and cash balances and undrawn banking facilities of approximately HK$176 million and HK$70 million, respectively. In addition, on 2nd July 2008, the Company entered into a subscription agreement with an independent third party not connected with the Group, in relation to the subscription for a total of 362,790,698 shares of the Company, at a subscription price of HK$0.86 per share (the "Placing"). Once the transaction is completed, the net proceeds from the Placing of approximately HK$311 million will be used for the development of CG animation pictures. The transaction is not yet completed at the report date. Details of the Placing are set out in the Company's announcement dated 4th July 2008. At present, the directors are actively pursuing various funding sources to meet the Group's cash flow requirements, including placement of shares, pre-sale/licensing of, and inviting financing partners for, the animation pictures.

The Directors are of the opinion that the Group will have sufficient financial resources to meet its financial obligations as they fall due in the next twelve months from the balance sheet date. Accordingly, the consolidated financial statements have been prepared on a going concern basis and the Group's non-current assets are stated in the consolidated balance sheet in accordance with the Group's normal accounting policies.

From 1st April 2009 onwards, provided that the Group is able to obtain the necessary financing in a timely manner, the Directors also believe that the Group will continue to operate as a going concern and have the ability to complete the CG animation pictures in progress and meet its other financial obligations.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS")

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st April 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[4]
HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

[1] Effective for annual periods beginning on or after 1st January 2009
[2] Effective for annual periods beginning on or after 1st July 2009
[3] Effective for annual periods beginning on or after 1st January 2008
[4] Effective for annual periods beginning on or after 1st July 2008

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a change of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other new or revised standards and interpretations will have no material impact on the results and the financial position of the Group.

3. TURNOVER

Turnover represents the amounts received and receivable for goods sold or services rendered by the Group during the year and is summarised as follows:

	2008 *HK$'000*	2007 *HK$'000*
Income from licensing of CG animation pictures	11,436	240,691
Production service income from CG animation pictures	278	1,783
Income from licensing of ancillary rights of CG animation pictures	5,475	1,011
	17,189	243,485

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

In both years, the Group is operating in a single business of production, which is licensing and sales of CG animation pictures. Accordingly, no business segment analysis is presented.

Geographical segments

The Group's operations are mainly located in North America and Hong Kong. These locations are the basis on which the Group reports its primary segment information and is identified according to the location of the Group's assets.

Segment information for the two years ended 31st March 2008 is presented below:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2008

	North America *HK$'000*	Hong Kong *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	15,025	395	1,769	–	17,189
Inter-segment sales	176,011	187,564	1,356	(364,931)	–
Total	191,036	187,959	3,125	(364,931)	17,189

Inter-segment sales are charged at prevailing market rates.

	North America *HK$'000*	Hong Kong *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
RESULTS					
Segment results	(9,656)	(29,328)	(4,596)		(43,580)
Other income					10,048
Unallocated corporate expenses					(21,264)
Finance costs					(2,168)
Loss before taxation					(56,964)
Income tax expense					(865)
Loss for the year					(57,829)

For the year ended 31st March 2007

	North America *HK$'000*	Hong Kong *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	124,364	108,530	10,591	–	243,485
Inter-segment sales	98,778	286,174	1,614	(386,566)	–
Total	223,142	394,704	12,205	(386,566)	243,485

Inter-segment sales are charged at prevailing market rates.

	North America *HK$'000*	Hong Kong *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
RESULTS					
Segment results	(46,359)	(68,162)	(10,230)		(124,751)
Other income					5,353
Unallocated corporate expenses					(14,440)
Finance costs					(4,507)
Loss before taxation					(138,345)
Income tax expense					(617)
Loss for the year					(138,962)

5. OTHER INCOME

	2008 *HK$'000*	2007 *HK$'000*
Interest income	6,822	3,755
VAT refund relating to a previously disposed business	3,186	1,590
Others	40	8
	10,048	5,353

6. FINANCE COSTS

	2008 *HK$'000*	2007 *HK$'000*
Interest wholly repayable within five years on:		
Bank borrowings	–	11,269
Obligations under finance leases	176	4
Other borrowings	–	76
Effective interest expense on convertible notes	5,270	5,679
	5,446	17,028
Less: amounts capitalised in CG animation pictures	(3,278)	(12,521)
	2,168	4,507

Effective interest expense on convertible notes issued on 30th January 2008 was fully capitalised as it is the specific borrowing used for the production of CG animation pictures.

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 9.74% (2007: 10.10% per annum) to expenditure on qualifying assets.

7. LOSS BEFORE TAXATION

	2008 *HK$'000*	2007 *HK$'000*
Loss before taxation has been arrived at after charging:		
Directors' emoluments	27,810	21,113
Other staff costs	183,512	92,203
Equity-settled share-based payments expenses other than Directors	62,541	19,953
Total staff costs	273,863	133,269
Less: amounts capitalised in CG animation pictures and inventories	(241,009)	(109,635)
	32,854	23,634
Depreciation of property, plant and equipment	22,016	16,729
Less: amounts capitalised in CG animation pictures and inventories	(20,196)	(15,354)
	1,820	1,375
Rentals in respect of premises under operating leases	13,489	8,399
Less: amounts capitalised in CG animation pictures and inventories	(12,483)	(7,653)
	1,006	746
Auditor's remuneration	1,300	1,100
Amortisation of CG animation pictures (included in cost of sales)	25,212	330,006
Loss on disposal of property, plant and equipment	669	218
Cost of inventories recognised as expenses	535	1,762
Net foreign exchange losses	556	423

8. INCOME TAX EXPENSE

	2008 *HK$'000*	2007 *HK$'000*
The charge comprises:		
Hong Kong Profits Tax		
– Current tax	–	4
– Underprovision in prior years	24	–
	24	4
Other jurisdictions		
– Current tax	13	676
– Under(over)provision in the prior year	333	(426)
	346	250
Deferred tax	495	363
Total	865	617

Hong Kong Profits Tax is calculated at 17.5% (2007: 17.5%) on the estimated assessable profits for the current year.

On 26th June 2008, the Hong Kong Profits Tax rate was enacted to decrease from 17.5% to 16.5% with effect from the year of assessment of 2008/2009. As at 31st March 2008, as the proposed reduction of profits tax rate has not yet been substantively enacted, there was no financial impact for the current year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax charge for the year can be reconciled to the loss before taxation per the consolidated income statement as follows:

	2008 *HK$'000*	2007 *HK$'000*
Loss before taxation	(56,964)	(138,345)
Tax at the Hong Kong Profits Tax rate of 17.5% (2007: 17.5%)	(9,969)	(24,210)
Tax effect of expenses not deductible for tax purpose	11,717	9,785
Tax effect of income not taxable for tax purpose	(1,734)	(930)
Tax effect of tax losses not recognised	573	16,311
Under(over)provision in prior years	357	(426)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(79)	87
Tax charge for the year	865	617

9. DIVIDENDS

The Directors do not recommend the payment of a dividend for any of the two years ended 31st March 2007 and 2008.

10. LOSS PER SHARE

The calculation of the basic loss per share is based on the loss attributable to equity holders of the Company for the year of HK$57,829,000 (2007: HK$138,923,000) and on the weighted average number of 1,545,771,845 (2007: 1,279,316,192) shares in issue during the year.

No diluted loss per share for any of the two years ended 31st March 2008 are presented as the exercise of share options and the conversion of convertible notes would result in a decrease in loss per share.

11. LONG TERM DEPOSITS, TRADE AND OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	2008 *HK$'000*	2007 *HK$'000*
Long term deposits	9,644	–
Trade receivables	2,051	19,515
Other receivables, deposits and prepayments	10,091	7,453
	21,786	26,968

Long term deposits represented the rental deposits for the office premises and were stated at amortised cost as at balance sheet date.

The Group allows its trade customers a credit period in accordance with the terms specified in the contracts, normally ranging from 0 to 90 days.

The following is an aged analysis of trade receivables at the reporting date:

	2008 *HK$'000*	2007 *HK$'000*
0 to 30 days	–	6,647
31 to 60 days	415	1,207
Over 60 days	1,636	11,661
	2,051	19,515

Before accepting any new customer, the Group will assess the potential customer's credit quality and defines its credit limits. Credit sales are made to customers with a satisfactory trustworthy credit history. Credit limits attributed to customers are reviewed regularly. At the balance sheet date, 81% (2007: 100%) of the trade receivables that are neither past due nor impaired without default payment history.

Included in the Group's trade receivable balance is a debtor with carrying amount of HK$390,000 (2007: Nil) which was past due at the balance sheet date for which the Group has not provided for impairment loss. The Group does not hold any collateral over this balance. The age of this receivable is about one year (2007: Nil).

Trade and other receivables included HK$1,661,000 (2007: HK$5,653,000) that are denominated in USD, other than the functional currency of the respective group entities, at the balance sheet date.

12. CAPITAL COMMITMENTS

	2008 *HK$'000*	2007 *HK$'000*
Capital expenditure in respect of CG animation pictures authorised but not contracted for in the consolidated financial statements	301,771	–
Capital expenditure in respect of CG animation pictures and property, plant and equipment contracted for but not provided in the consolidated financial statements	8,500	12,805

BUSINESS REVIEW

For the current year under review, turnover was HK$17.2 million (2007: HK$243.5 million) and mainly represented by the one CG animation film, namely *TMNT* and one 2D anime film, namely *Highlander: The Search for Vengeance* which were released in last financial year. As new CG films are under production, the Group recorded a drop in turnover by HK$226.3 million or 93% in comparison with that of last year.

With the corresponding decrease in film amortization, loss attributable to equity holders for the year reduced to HK$57.8 million (2007: HK$138.9 million), a decrease of 58% as compared with last year. The surge up of administrative and other operating expenses for the year mainly reflected the increase in expenses of HK$8 million recognised in relation to share options granted to employees as part of its incentive scheme by the Group .

Corporate

Conversion of Convertible Notes

On 28th September 2007, principal amount of the convertible notes of HK$50 million were converted into 147,058,824 shares of HK$0.10 each in the capital of the Company at the conversion price of HK$0.34. On 3rd October 2007, the remaining principal amount of HK$10 million convertible notes were also converted into 29,411,764 shares at the conversion price of HK$0.34. After such conversion, all principal amounts of the then convertible notes issued during the year ended 31 March 2006 had been fully converted into shares of the Company.

The Winnington Subscription Agreement

On 4th December 2007, the Company and Winnington Capital Limited ("Winnington") entered into a subscription agreement (the "Winnington Subscription Agreement") pursuant to which the Company has agreed to issue, and Winnington has agreed to subscribe for the zero coupon convertible notes with three year maturities in an aggregate amount of HK$132 million subject to the terms and conditions set out in the Winnington Subscription Agreement (the "Winnington Convertible Notes"). The Winnington Convertibles Notes are convertible into up to an aggregate of 74,660,633 shares of the Company at initial conversion price at HK$1.768 per shares. The net proceeds of approximately HK$131 million would be used for a portion of development costs of four full length feature computer graphics imagery animation movies scheduled tentatively to be released during the year from 2009 to 2011. As Winnington is a connected person (as defined under the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange), a special general meeting of shareholders was held on 16 January 2008 and the resolution for that subscription was duly passed by the independent shareholders at the meeting. On 30th January 2008, the Winnington Subscription Agreement was completed.

The Subscription for the Oxley Convertible Notes

On 4th December 2007, the Company also entered into subscription agreements with various subscribers ("Subscription Agreement") for the subscription of zero coupon convertible notes with principal amounts of HK$274 million (the "Oxley Convertible Notes"). The principal terms of the Oxley Convertible Notes was identical to the Winnington Convertible Notes. On 31st March 2008, one of the subscribers, Good Biz Invest Limited (now known as Ninja Investments Ltd.) notified the Company that due to current unfavourable market conditions, it was unable to arrange sufficient funding to fulfill its payment obligations under the Subscription Agreement. Accordingly, the Company has terminated the Subscription Agreement

Subscription of Shares

In July 2008, the Company entered into subscription agreement with Oxley Spring Media Limited, an independent third party, for the subscription of 362,790,698 shares priced at HK$0.86 per share. An initial tranche of approximately HK$156.0 million is expected to be completed on or before 31st July 2008. The second tranche of approximately HK$156.0 is expected to close on fifth business date after approval from shareholders for the allotment and issue of the second tranche subscription shares at the coming special general meeting.

Interest in associate

In November 2007, receivers and managers were appointed to monitor the business of our 22.5% interest in associate. Its business engages in the development, manufacture, sales and distribution of artificial Christmas trees and accessories. The Group has discontinued recognition of its share of post-acquisition losses as the carrying value of the interest in associate is zero and the Group has no further obligation to assume additional commitments of the associate.

Prospects

Following the release of *TMNT* in March 2007, the company embarked on a program to strengthen its creative, production and marketing teams in Hong Kong and Los Angeles.

Cecil Kramer joined Imagi as Executive Vice President of Production, based in Los Angeles. Among many other credits, Ms. Kramer produced *Flushed Away* and served as an executive producer on *Wallace & Gromit: The Curse of the Were-Rabbit*, which won the 2005 Academy Award® for Best Animated Feature Film. Previously, Cecil had been Co-Head of Production at DreamWorks Animation.

Ken Tsumura joined the company as Executive Vice President of Production, based in Hong Kong. Mr. Tsumura's production credits include *Curious George and Father of the Pride*, and he has worked on projects at such companies as DreamWorks Animation, Walt Disney Animation, Universal Pictures and Columbia Pictures. Most recently, he was Senior Vice President of Production & Technology with Mainframe Entertainment.

Erin Corbett was recruited as Senior Vice President, Global Marketing. Previously, Ms. Corbett held senior marketing positions with The Walt Disney Company and Warner Bros. Pictures, where she was responsible for global marketing and promotional partnerships for film franchises such as *Harry Potter* and *Batman*.

Cora Yim joined Imagi as our Hong Kong-based Director of Marketing & Strategic Planning. Ms. Yim formerly held similar positions with Golden Harvest and Media Asia.

Tim Cheung was recruited from DreamWorks, where he was directing animator, supervising animator and head of character animation, respectively, on the *Shrek trilogy*. Mr. Cheung is based at our Hong Kong production facility, where he has the title of Vice President of Animation and oversees the animation for all of Imagi's feature films.

Imagi's Los Angeles-based development group is headed by Paul Wang, Executive Vice President of Development. Mr. Wang and his team evaluate and develop candidate properties for future productions. Before joining Imagi, Mr. Wang was at PDI/DreamWorks, where he did pioneering work on animated motion pictures such as *Antz, Madagascar* and *Shrek.*

Imagi's next two feature film releases are *Astro Boy* (2H-2009) and *Gatchaman* (2H-2010).

Astro Boy has been one of the world's best-known and most loved superheroes for more than 50 years. Created in the early 1950s by the "god of manga" and "father of anime", Japan's Osamu Tezuka, the iconic character has found wide popularity as the hero of three acclaimed animated television series spanning over four decades, besides being one of the top licensed properties for merchandising.

Set in futuristic Metro City and featuring a young robot with incredible powers, Imagi's Astro Boy is an action-adventure with comedy and heart. David Bowers (*Flushed Away*) is directing the CG-animated motion picture from a screenplay written by Timothy Harris (*Kindergarten Cop, Trading Places*), with Maryann Garger producing. Makoto Tezuka, son of the legendary creator of *Astro Boy*, is serving as a consultant on the film.

Astro Boy will feature the voices of Academy Award®-winning actor Nicolas Cage, Nathan Lane, Bill Nighy and Eugene Levy with Freddie Highmore (*The Spiderwick Chronicles, The Golden Compass*) in the title role.

Imagi Studios and Summit Entertainment have entered into a global alliance whereby Summit will distribute Astro Boy worldwide except for Imagi's reserved territories of Japan, Hong Kong and China.

Based on the successful 1970s television series, Imagi's *Gatchaman* is the heroic story of five unlikely teenage superheroes who must work together to save the world from an alien invasion. Each exceptional member of G5 embodies distinctive qualities with dynamic fighting styles as they explode onto the big screen.

Imagi's projects in development include *Tusker* (1H-2011) and *Cat Tale* (tbd). In addition to these announced projects, the development team is working on approximately 20 other feature film candidates.

Set against the backdrop of the beautiful but unforgiving landscape of India, *Tusker* is the saga of a young elephant's journey of discovery, heroism and redemption, which intersects with and renews the life of a reclusive old elephant who has long been an outsider. Brooke Breton (*Avatar, The Road to El Dorado*) will produce the inspiring adventure drama from a screenplay by Ted Tally (*All the Pretty Horses, Silence of the Lambs*).

Cat Tale is a heartwarming family movie about a cat – raised as a dog – who must travel to Catropolis in an effort to discover his true cat nature. Galen Walker (*TMNT, Highlander: The Search for Vengeance*) is producing from a screenplay by Aaron Mendelsohn (*Air Bud*).

Imagi's marketing team is tasked with planning and carrying out strategies in promotions, licensing, advertising, publicity and public relations. The department presents projects in production to promotional partner candidates with the goal of securing marketing alliances that increase awareness among consumers around the world. Typical partner candidates are quick service restaurants, soft drink bottlers, automotive manufacturers, consumer electronics brands, apparel makers and food companies, among many others. To this end, Imagi's marketing team participates in trade conferences such as Toy Fair and Licensing Expo in the U.S., as well as toys and games shows in Asia.

Discussions are underway with potential licensees for games, toys, merchandising and other promotional partners on all of Imagi's upcoming titles.

Imagi's marketing team promotes early awareness of our films to consumers, and in particular, to consumers who tend to be opinion leaders. These outreach activities include participation in leading popular arts conventions such as Comic-Con and Anime Expo.

Imagi has secured the services of the William Morris Agency, the largest and most diversified talent and literary agency in the world. In concert with William Morris, Imagi is in negotiation with major studio partners for distribution of future movies.

Technologically, Imagi stays at the cutting edge of CG animation through development of proprietary software. Research and development continue to be essential elements in bringing innovative computer graphics to our movies. Through a presence at industry events such as Siggraph, Imagi is building upon its worldwide profile as a studio which continuously breaks new ground in CG animation.

LIQUIDITY AND FINANCIAL RESOURCES

The Group generally finances its operations with internally generated cash flows and banking facilities. As at 31st March 2008, the Group had available aggregate banking facilities of HK$70 million, all of which were remained unutilized. The Group's cash deposits and bank balances as at that date amounted to approximately HK$175.5 million (31st March 2007: HK$367.6 million).

Further, the Group has maintained a sound capital structure, with a current ratio of 8.7 (31st March 2007: 10.1) and a gearing ratio, measured as total debts over total assets, of 15.5% (31st March 2007: 15.4%) as of the year end date.

FOREIGN EXCHANGE EXPOSURE

Transactions of the Group are predominately denominated in Hong Kong dollars, US dollars, Euros and Japanese Yen. No hedging or other instruments to reduce the currency risks have been implemented during the year. However, review of the Group's exposure to foreign exchange risk is conducted periodically and derivative financial instruments may be used to hedge against such risks when necessary.

PLEDGE OF ASSETS

At 31st March 2008, the Group did not pledge any of its assets.

CONTINGENT LIABILITIES

At 31st March 2008, the Group had no significant contingent liabilities.

HUMAN RESOURCES

As at 31st March 2008, the Group employed over 500 full-time staff worldwide. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in respective countries where the Group has operations. Remuneration packages of Directors and senior management are reviewed and approved by the Remuneration Committee formed by two Independent Non-Executive Directors and one Executive Director of the Company. In addition to the basic salary, incentives in the form of bonuses and share options may also be offered to eligible employees on the basis of individual performance and at the discretion of the Board.

The Group is committed to continually developing and deploying the potential of its staff to the fullest extent, by keeping them abreast with the latest technical, creative and business best practices. The Group's studio is well-equipped with in-house training facilities where structured training programs are regularly provided to staff in technical, creative and managerial disciplines. Besides internal training programs, the Group also provides customized training courses in collaboration with external training consultants and educational institutions. The Group believes that staff is its most valuable asset.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31st March 2008.

AUDIT COMMITTEE

The Audit Committee meets regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, the effectiveness of the system of internal controls and compliance, and to make recommendations to the Board. The members of the Audit Committee are Mr. Oh Kok Chi (Chairman of the Committee) and Mr. Ng See Yuen. The Group's final results for the year ended 31st March 2008 have been reviewed by the Audit Committee.

CORPORATE GOVERNANCE

The Company is committed to maintain good corporate governance standards and procedures to safeguard the interests of all shareholders and to enhance accountability and transparency. The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules during the year ended 31st March 2008, except the following deviations.

Under the Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. During the year, none of the non-executive director and the independent non-executive directors of the Company was appointed for any specific fixed term. In accordance with the bye-laws, one-third of the directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every director shall be subject to retirement by rotation at least once every three years. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the Code.

Following the resignation of Mr. Lai Chi Kin, Lawrence on 14th July 2008 as independent non-executive director, a member of audit committee, the chairman and a member of remuneration committee, the Company currently has two independent non-executive directors and audit committee members which fall below the minimum number of three independent non-executive directors and three members in the audit committee as required under Rule 3.10(1) and Rule 3.21 of the Listing Rules . The Company currently has two remuneration committee members, consisting of one executive director and one independent non-executive director which fall below the requirement of (i) two independent non-executive directors and one executive director as required by the code of corporate governance of the Company and (ii) the majority of the members of the remuneration committee should be independent non-executive directors as required by the Code on Corporate Governance Practices under Listing Rules.

The Company will identify a suitable candidate to fill the vacancy as soon as possible. Further announcement will be made as and when appropriate.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.imagi.com.hk) and the Stock Exchange (www.hkex.com.hk). An annual report for the year ended 31st March 2008 containing all the information required by the Listing Rules will be dispatched to shareholders of the Company and available on the same websites in due course.

On behalf of the Board
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 16th July 2008

Website: *www.imagi.com.hk*

As at the date of this Announcement, the Board comprises:

Executive Directors:	Mr. Kao Wai Ho, Francis *(Chairman and Chief Creative Officer)* Mr. Douglas Esse Glen *(Chief Executive Officer)*
Independent Non-Executive Directors:	Mr. Ng See Yuen Mr. Oh Kok Chi

IMAGI

IMAGI INTERNATIONAL HOLDINGS LIMITED

意馬國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 00585)

ANNOUNCEMENT

PROPOSED SECONDARY LISTING ON THE INTERNATIONAL OTCQX

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board is pleased to announce that the Company has instructed the US Financial Adviser to make a filing with the applicable regulators for the Proposed Secondary Listing on 18 July 2008 (United States time).

Shareholders of the Company should note that the Proposed Secondary Listing may or may not proceed as it is dependent on a number of conditions and factors and the formal approval by the International OTCQX cannot be assured. In the event that the Proposed Secondary Listing proceeds and should any of the transaction(s) contemplated under the Proposed Secondary Listing requires the Company to comply with any report, shareholders' approval and other requirements under the Listing Rules and applicable laws and regulations, the Company will comply with the relevant requirements as and when appropriate.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the Shares.

The announcement is made pursuant to Rule 13.09 of the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board (the "**Board**") of directors of Imagi International Holdings Limited (the "**Company**") is pleased to announce that the Company has appointed Merriman Curhan Ford & Co. (the "**US Financial Adviser**"), an investment bank registered with the Securities and Exchange Commission of the United States of America (the "**United States**"), as its financial advisor in connection with its proposed application of the Company's shares for listing on the International OTCQX tier in the United States and the Company will make an application for listing of the existing ordinary shares of a nominal value of HK$0.10 each in the share capital of the Company ("**Shares**") on the International OTCQX (the "**Proposed Secondary Listing**") and instructed the US Financial Adviser to make a filing with the applicable regulators for the Proposed Secondary Listing on 18 July 2008 (United States time). The Board confirms that no new Shares will be issued pursuant to the Proposed Secondary Listing.

* *for identification purpose only*

The Company is principally engaged in the production of computer graphics imagery animated motion pictures. The Board believe that the Proposed Secondary Listing will serve to develop a presence in the securities market in the United States to gain access to a currently untapped deep pool of investors in the United States, which will help broaden the shareholders' base of the Company, promote the Company's corporate image and enhance further liquidity of the Shares.

To the best knowledge of the Board, the International OTCQX provides a gateway to securities markets in the United States for international companies that are listed on a qualified international exchange and provide ongoing disclosure to investors in the United States. More information about the International OTCQX can be obtained from www.otcqx.com.

Shareholders of the Company should note that the Proposed Secondary Listing may or may not proceed as it is dependent on a number of conditions and factors and the formal approval by the International OTCQX cannot be assured. In the event that the Proposed Secondary Listing proceeds and should any of the transaction(s) contemplated under the Proposed Secondary Listing requires the Company to comply with any report, shareholders' approval and other requirements under the Listing Rules and applicable laws and regulations, the Company will comply with the relevant requirements as and when appropriate.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the Shares.

By Order of the Board
Imagi International Holdings Limited
Kao Wai Ho, Francis
Chairman & Chief Creative Officer

Hong Kong, 18 July 2008

As at the date of this announcement, the Board comprises two executive directors, namely, Mr. Kao Wai Ho, Francis and Mr. Douglas Esse Glen; and two independent non-executive directors, Mr. Ng See Yuen and Mr. Oh Kok Chi.


END